Filed pursuant to Rule 424 (B)(2)
SEC File No. 333-54546
333-99831
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 29, 2001

67,000,000 Shares

Common Stock

We are offering 67,000,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol “ACF.” The last reported sale price of our common stock on September 26, 2002 was $8.10 per share.

Investing in our common stock involves risks. For more information, see “ Risk Factors” beginning on page S-10 of this prospectus supplement.

	Per Share	Total*
Public offering price	$7.50	$500,250,000
Underwriting discounts and commissions**	$.45	$27,900,000
Proceeds to us, before expenses	$7.05	$472,350,000

*
Includes the sale of 5,000,000 shares of our common stock to FBR Asset Investment Corporation, an affiliate of the underwriter, at a price of $7.05 per share, which is equal to the offering price less the amount of any underwriter’s discounts and commissions. If none of these shares were purchased by FBR Asset Investment Corporation, the total public offering price would be $502,500,000, the total underwriter’s discounts and commissions would be $30,150,000, and the proceeds to us before expenses would be unchanged. Additionally, Pegasus Capital Corporation, a wholly-owned subsidiary of FBR Asset Investment Corporation, will act as a financial advisor to the underwriter and will receive ten percent of the compensation earned by the underwriter for this offering.

**	See “Underwriting” on page S-69 for a description of the underwriter’s compensation.

We have granted the underwriter an option for a period of 30 days to purchase up to 10,050,000 additional shares of our common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

The underwriter expects to deliver the shares against payment on or about October 1, 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus supplement is September 26, 2002

PROSPECTUS SUPPLEMENT

i

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

WE HAVE NOT PREPARED OR FILED, AND WILL NOT PREPARE OR FILE, IN THE UNITED KINGDOM A PROSPECTUS REGARDING THE SHARES OF OUR COMMON STOCK. ACCORDINGLY, THE SHARES OF OUR COMMON STOCK ARE NOT BEING OFFERED AND MAY NOT BE OFFERED OR RESOLD TO PERSONS IN THE UNITED KINGDOM EXCEPT TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING, OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESSES, OR OTHERWISE IN CIRCUMSTANCES THAT WILL NOT CONSTITUTE OR RESULT IN AN OFFER TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF THE U.K. PUBLIC OFFERS OF SECURITIES REGULATIONS 1995. SECTION 21 OF THE UK FINANCIAL SERVICES AND MARKETS ACT 2000 (“FSMA”) WOULD REQUIRE THIS DOCUMENT TO BE APPROVED BY AN AUTHORISED PERSON UNLESS AN EXEMPTION IS AVAILABLE UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTIONS) ORDER 2001 (THE “ORDER”). THIS DOCUMENT HAS NOT BEEN APPROVED BY AN AUTHORISED PERSON FOR THE PURPOSES OF SECTION 21 OF FSMA IN RELIANCE ON THE EXEMPTIONS SET OUT IN ARTICLES 12 AND 19 OF THE ORDER. THIS DOCUMENT IS DIRECTED ONLY AT PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND IS ONLY AVAILABLE TO THE PERSON TO WHOM THIS DOCUMENT IS ADDRESSED AND MUST NOT BE ISSUED OR PASSED TO ANY OTHER PERSON IN THE UNITED KINGDOM.

NOTICE TO RESIDENTS OF FRANCE

THIS PROSPECTUS IS DIRECTED ONLY AT PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND IS ONLY AVAILABLE TO THE PERSON TO WHOM THIS PROSPECTUS IS ADDRESSED AND MUST NOT BE ISSUED OR COMMUNICATED TO ANY OTHER PERSON IN FRANCE.

YOU ARE A LEGAL ENTITY HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS, BENEFITING FROM THE APPROPRIATE COMPETENCES AND MEANS NECESSARY TO EVALUATE THE RISKS ATTACHED TO THE TRANSACTIONS DESCRIBED IN THIS PROSPECTUS AND THE SECURITIES OBJECT OF THESE TRANSACTIONS.

WE HAVE NOT PREPARED NOR FILED, AND WILL NOT PREPARE NOR FILE, IN FRANCE, A PROSPECTUS TO BE REVIEWED AND APPROVED BY THE FRENCH COMMISSION DES OPERATIONS DE BOURSE (COB) REGARDING THE TRANSACTIONS DESCRIBED IN THIS PROSPECTUS OR THE SECURITIES OBJECT OF THESE TRANSACTIONS.

YOU ARE PARTICIPATING IN THESE TRANSACTIONS ONLY ON YOUR OWN BEHALF AND FOR YOUR OWN ACCOUNT UNDER THE TERMS AND CONDITIONS DEFINED UNDER DECREE N° 98-880 DATED OCTOBER 1, 1998.

THE SECURITIES OBJECT OF THESE TRANSACTIONS MAY ONLY BE SUBSEQUENTLY OFFERED OR SOLD OR OTHERWISE DISPOSED OF TO THE PUBLIC IN FRANCE PROVIDED THAT THE TERMS AND CONDITIONS PROVIDED FOR IN ARTICLES 6 AND 7 OF ORDINANCE N° 67-833 DATED SEPTEMBER 28, 1967 HAVE BEEN COMPLIED WITH.

NOTICE TO RESIDENTS OF GERMANY

ANY PERSON WHO IS IN POSSESSION OF THIS PROSPECTS UNDERSTANDS THAT NO ACTION HAS BEEN OR WILL BE TAKEN WHICH WOULD ALLOW AN OFFERING OF THE SHARES OF OUR COMMON STOCK TO THE PUBLIC IN GERMANY. ACCORDINGLY, THIS PROSPECTUS DOES NOT

ii

CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OF OUR COMMON STOCK TO THE PUBLIC IN GERMANY. THEREFORE, SHARES OF OUR COMMON STOCK MAY NOT BE OFFERED, SOLD, OR DELIVERED AND NEITHER THIS PROSPECTUS NOR ANY OTHER OFFERING MATERIALS RELATING TO THE SHARES OF OUR COMMON STOCK MAY BE DISTRIBUTED OR MADE AVAILABLE TO THE PUBLIC IN GERMANY OR BE USED FOR, OR IN CONNECTION WITH AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OF OUR COMMON STOCK TO THE PUBLIC IN GERMANY. INDIVIDUAL SALES OF THE SHARES OF OUR COMMON STOCK TO ANY PERSON IN GERMANY MAY ONLY BE MADE TO CERTAIN PERSONS WHO ON A PROFESSIONAL OR COMMERCIAL BASIS PURCHASE OR SELL SECURITIES FOR THEIR OWN ACCOUNT OR FOR THE ACCOUNT OF A THIRD PARTY AND ACCORDING TO GERMAN SECURITIES, TAX AND OTHER APPLICABLE LAWS AND REGULATIONS.

NOTICE TO RESIDENTS OF ITALY

THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE SUBMITTED TO THE CLEARANCE PROCEDURES OF CONSOB AND ACCORDINGLY MAY NOT BE USED IN CONNECTION WITH ANY SOLICITATION ACTIVITY (AS DEFINED IN THE LEGISLATIVE DECREE NO. 58 OF FEBRUARY 24, 1998 (THE “UNIFIED FINANCIAL ACT”)) OF THE SHARES OF OUR COMMON STOCK IN ITALY. ACCORDINGLY, THE SHARES OF OUR COMMON STOCK MAY NOT BE OFFERED OR SOLD OR DELIVERED AND NEITHER THIS PROSPECTUS NOR ANY OTHER OFFERING MATERIALS RELATING TO THE SHARES OF OUR COMMON STOCK MAY BE DISTRIBUTED OR MADE AVAILABLE TO THE PUBLIC IN ITALY. ANY SALE OF SHARES OF OUR COMMON STOCK IN THE INSTITUTIONAL OFFERING IN ITALY WILL ONLY BE MADE TO “PROFESSIONAL INVESTORS” AS DEFINED IN THE UNIFIED FINANCIAL ACT AND IN CONSOB REGULATION NO. 11522 OF JULY 1, 1998, AS AMENDED AND ADOPTED PURSUANT TO THE UNIFIED FINANCIAL ACT.

NOTICE TO RESIDENTS OF NORWAY

THE PROSPECTUS HAS NOT BEEN APPROVED BY THE REGISTRY OF BUSINESS ENTERPRISES AND THE ISSUANCE, OFFER OR SALE OF THE SHARES IN NORWAY WILL BE MADE TO LESS THAN 50 INVESTORS IN THE NORWEGIAN MARKET IN RELIANCE UPON SECTION 5-1 OF THE NORWEGIAN SECURITIES TRADING ACT.

NOTICE TO RESIDENTS OF AUSTRIA

ANY PERSON WHO IS IN POSSESSION OF THIS PROSPECTUS UNDERSTANDS THAT NO ACTION HAS BEEN OR WILL BE TAKEN WHICH WOULD ALLOW AN OFFERING OF THE SHARES OF OUR COMMON STOCK TO THE PUBLIC IN AUSTRIA. ACCORDINGLY, THE SHARES OF OUR COMMON STOCK MAY NOT BE OFFERED, SOLD, OR DELIVERED AND NEITHER THIS PROSPECTUS NOR ANY OTHER OFFERING MATERIALS RELATING TO THE SHARES OF OUR COMMON STOCK MAY BE DISTRIBUTED OR MADE AVAILABLE TO THE PUBLIC IN AUSTRIA. INDIVIDUAL SALES OF THE SHARES OF OUR COMMON STOCK TO ANY PERSON IN AUSTRIA MAY ONLY BE MADE TO INSTITUTIONAL INVESTORS IN AUSTRIA ACCORDING TO AUSTRIAN SECURITIES, TAX, AND OTHER APPLICABLE LAWS AND REGULATIONS.

iii

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us and our subsidiaries that is not included in or delivered with these documents. This information is available without charge to security holders upon written or oral request.

You should rely on the information contained in this document or to which we have referred you. We and the underwriter have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, regardless of the time of delivery of this document or any sale of the common stock.

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of registration statements that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $600 million, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” on page S-71 of this prospectus supplement before investing in our common stock.

When used in this prospectus supplement, the terms “Company”, “AmeriCredit”, “we”, “us”, and “our” refer to AmeriCredit Corp. and its subsidiaries.

PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary highlights information contained elsewhere in this prospectus supplement or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section beginning on page S-10 of this prospectus supplement, the consolidated financial statements and notes to those statements and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Unless we indicate otherwise, all information in this prospectus supplement assumes the underwriter will not exercise its over-allotment option.

The Company

Our Business

We are a consumer finance company specializing in purchasing, retaining and subsequently securitizing and servicing retail automobile installment sales contracts originated by franchised and select independent dealers in connection with the sale of used and new automobiles. We also, to a lesser extent, make loans directly to consumers for the purchase of automobiles. Our automobile loan programs are designed to serve borrowers with limited credit histories, modest incomes or those who have experienced prior credit difficulties, otherwise known as non-prime borrowers. With the use of proprietary credit scoring models, we underwrite contracts on a decentralized basis through a branch office network. These credit scoring models, combined with experienced underwriting personnel, enable us to implement a risk-based pricing approach to structuring and underwriting individual contracts. Our centralized risk management department monitors these underwriting strategies and portfolio performance to balance credit quality and profitability objectives. We service our loan portfolio at centralized facilities located in Arlington, Texas, Tempe, Arizona, Charlotte, North Carolina, Jacksonville, Florida and Peterborough, Ontario using automated loan servicing and collection systems.

We had 251 branch offices as of June 30, 2002. We have been able to increase our aggregate volume of automobile installment sales contracts purchased to $8.9 billion in fiscal 2002 from $18.3 million in fiscal 1993. For fiscal 2002, the average principal amount financed was $16,428 and the weighted average annual percentage rate of contracts we originated was 17.7%.

We generate earnings and cash flow primarily through the purchase or origination, retention, subsequent securitization and servicing of automobile receivables. To fund the acquisition of receivables prior to securitization we use warehouse facilities. We earn finance charge income and pay warehouse interest expense while receivables are held on our balance sheet prior to securitization. In each securitization, we sell automobile receivables to a trust that, in turn, sells asset-backed securities to investors. Both our warehouse facilities and our securitizations require us to create and maintain credit enhancement in the form of cash or overcollateralization. Historically, except for two securitization transactions in fiscal 1995, we have recognized a gain on the sale of the receivables to our securitization trusts, while retaining the right to receive excess cash flow distributions from the trusts resulting from the difference between the interest received from the consumer obligors on the receivables and the interest on the asset-backed securities paid to investors, net of losses and expenses. Prior to the time when we begin to receive excess cash flow distributions from our securitization trusts, all excess cash flow is utilized to fund credit enhancement requirements to protect investors in the asset-backed securities from losses. Once predetermined credit enhancement requirements are reached and maintained, excess cash flow is distributed to us. In addition to excess cash flow, we earn servicing fees of 2.25% per annum of the outstanding principal balance of domestic receivables securitized. Since our first securitization transaction in December 1994, we have securitized approximately $26.0 billion of automobile receivables in private and public offerings of asset-backed securities.

In September 2002, we announced our intention to change the structure of our future securitization transactions such that auto receivables securitized in the future will remain on our balance sheet and net earnings on our receivables will be recognized over the life of the receivables as finance charge and fee income, less related funding costs and a provision for loan losses. This structure, combined with our strategy to increase our initial credit enhancement deposits, will allow our reported earnings to be more closely aligned with cash flow distributions from securitization trusts than our previous structure.

Our Current Strategy

Our business model requires us to access significant capital from external resources to fund our liquidity needs. We have historically relied upon securitization transactions, warehouse facilities and external debt and equity financings to fund our origination of auto receivables. As our operations have grown significantly, the requirements to fund our business have also grown significantly, increasing our reliance on external sources of capital.

Through this offering, we are seeking to meet our near-term capital needs and to increase our equity capital to a level more appropriately aligned with the needs of our business. Concurrently, we are continuing to moderate our future growth to a rate we believe can be sustained through our internal generation of cash flow with less reliance on external debt and equity financing. We believe that completion of this offering and continued moderation in our growth rate will provide us with the capital resources to carry out our business strategy and more flexibility to respond to further changes in the economy and to potential volatility in the external debt and equity capital markets.

Recent Developments

Agreement with Bond Insurer.    Agreements with the insurer of our securitization transactions covered by a financial guaranty insurance policy provide for an increase in credit enhancement requirements when specified delinquency rates and other portfolio performance measures are exceeded. Exceeding these measures can place significant stress on our liquidity, since the agreements provide that excess cash flows we would otherwise receive may be retained by the insurer as further credit enhancement until the targeted measures are no longer exceeded.

On September 14, 2002, in response to our concern that certain of our securitization trusts would likely exceed these measures due to the deteriorating economy and seasonality, we entered into an agreement with our insurer to raise the required delinquency levels through and including the March 2003 distribution date, when we expect to see a seasonal improvement in the delinquency levels. This new agreement reduces the likelihood of an increase in credit enhancement requirements due to increased delinquency levels in all our insured securitization transactions. In consideration for this agreement, we agreed to issue to the insurer five-year warrants to purchase 1,287,691 shares of our common stock, which will be exercisable at 120% of the price of the shares sold in this offering, and to pay the insurer additional premiums.

Our new strategies call for diversification of the insurers which we rely on to issue financial guaranty insurance in our future securitization transactions.

Accounting for Future Securitizations.    Historically, except for two securitization transactions in fiscal 1995, we have structured our securitization transactions to meet the criteria for sales of auto receivables under U.S. generally accepted accounting principles. Thus, for all securitizations completed to date, except for the transactions in fiscal 1995, we recorded a gain on sale of receivables when we sold the auto receivables to a securitization trust. The gain-on-sale that we recorded was based on the net present value of expected excess cash flows from the securitized receivables.

We have made a decision to alter the structure of our future securitization transactions to no longer meet the criteria for sales of auto receivables. Accordingly, following a securitization, the receivables and the related securitization indebtedness will remain on our balance sheet. We will recognize finance charge and fee income on the receivables and interest expense on the securities issued in the securitization and will record a provision for loan losses over the life of the securitization. This structure, combined with our strategy to increase our initial credit enhancement deposits, will allow our reported earnings to be more closely aligned with cash flow distributions from securitization trusts than our previous structure. Additionally, this structure will decrease our reliance on origination growth in order to achieve earnings growth and will make us more comparable to other companies that do not use gain on sale structures, while at the same time providing greater visibility of future finance charge income and net margins related to our managed auto loan portfolio.

This change will significantly impact our future results of operations compared to our historical results. Therefore, our historical results and management's discussion of such results may not be indicative of our future results.

Increased Deposits for Securitizations.    Historically, we have initially made credit enhancement deposits of cash in an amount equal to between 2.0% and 3.0% of the amount of the receivables being sold in our securitization transactions. The securitization trust retains the excess cash flows to build credit enhancement to predetermined levels before we begin to receive excess cash flows from the trust. In the past, we have typically begun to receive excess cash flow after the credit enhancement has built to 12.0%, which typically occurs when the transaction has seasoned between 15 and 18 months.

Upon completion of this offering, we intend to use a portion of the net proceeds from this offering to increase significantly our initial deposits, in the form of cash or over-collateralization, in our future securitization transactions. We believe that increased initial deposits will permit us to receive excess cash flows from our securitization trusts in as soon as the first month after the transactions are closed, depending upon the level of the initial deposit.

Moderation of Growth.    To implement a moderation of our growth rate, we have raised cut-off scores in our credit scoring models, employed new credit scoring models and changed the terms of our loan programs. For the three months ended June 30, 2002, we moderated our growth in originations to 25%. We have further moderated our growth in originations during the fiscal quarter ending September 30, 2002 and we are continuing to moderate our future growth to a rate we believe can be sustained through our internal generation of cash flow with less reliance on external debt and equity financings.

Continued Securitizing of Auto Receivables.    On August 21, 2002, we completed a $1.3 billion auto receivables backed securitization. On August 20, 2002, we announced a new $290 million credit enhancement facility. We will use the facility to offer credit enhancement for future senior subordinated securitization transactions and supplement our reinsurance commitments for credit enhancement in securitization transactions. On September 12, 2002, we completed a $600 million auto receivables backed securitization.

Our Business Model

We have developed a business model and a technology platform that we believe allow us to compete effectively in the non-prime automobile finance business throughout the United States and Canada. The key aspects of our model are:

•
Decentralized Marketing Platform.    We derive our automobile contract purchase volume through a decentralized branch office network. As of June 30, 2002, we had 251 branch offices located in 42 states and five Canadian provinces. We believe that the personal relationships our branch managers and other branch office personnel establish with the dealership personnel are an important factor in creating and maintaining productive relationships with our dealership customer base. A local presence enables us to more fully service dealers and be more responsive to dealer concerns and local market conditions.

•
Use of Proprietary Credit Scoring Models for Risk-based Pricing.    We have developed and implemented a credit scoring system across our branch office network to support the branch level credit approval process. Our proprietary credit scoring models are designed to enable us to tailor each loan’s pricing and structure to a statistical assessment of the underlying credit risk. The credit scoring system was developed with the assistance of Fair, Isaac and Co., Inc. from our consumer demographic and portfolio databases. The credit scorecards we use to differentiate credit applicants and to rank order credit risk are proprietary to us.

•
Sophisticated Risk Management Techniques.    Our centralized risk management department is responsible for monitoring the origination process, supporting management’s supervision of each branch office, tracking collateral values of our receivables portfolio and monitoring portfolio returns. The risk management department uses proprietary databases to identify concentrations of risks, to price for the risk associated with selected market segments and to endeavor to enhance the credit quality and profitability of the contracts purchased. Though originations and approvals are made on a decentralized, branch-level basis, all credit decisions are guided by our overall credit scoring strategies, credit and underwriting policies and procedures and daily monitoring process.

•
High Investment in Technology to Support Operating Efficiency and Growth.    The use of sophisticated technology in both loan origination and servicing has enabled us to become a low-cost provider in the non-prime automobile finance market. Our annualized ratio of operating expenses to average managed receivables was 3.4% for fiscal year 2002 compared to 6.2% for fiscal year 1997. Because of our investment in technology, we have been able to increase our contract purchase volume allowing us to become more cost efficient than we were in the past by taking advantage of economies of scale.

The Offering

The following summary is not intended to be complete. For a more detailed description of our common stock, see “Description of Capital Stock” in the accompanying prospectus.

Common stock offered by us	67,000,000 shares

Common stock to be outstanding
after this offering(1)	152,846,076 shares

Use of proceeds
We intend to use the proceeds received by us in this offering to enable us to increase significantly our initial credit enhancement deposits in our future securitization transactions and for other working capital needs and general corporate purposes. See “Use of Proceeds.”

New York Stock Exchange symbol	ACF

(1)
Based on 85,846,076 shares of common stock outstanding as of September 10, 2002. Includes 5,000,000 shares being sold by us in this offering to FBR Asset Investment Corporation at the offering price, less the underwriter’s discounts and commissions. Excludes treasury shares, shares of common stock reserved for future issuance under our stock option plans, and 1,287,691 shares of common stock issuable under warrants to be issued to our bond insurer described under “—Recent Developments.” We have 230,000,000 shares of common stock authorized under our charter.

In this offering, members of our management and board of directors will purchase approximately $2.1 million of our common stock, at the price paid by investors in this offering. In this offering, FBR Asset Investment Corporation, an affiliate of the underwriter, will purchase approximately $35.3 million of our common stock at the price paid by investors in this offering, less the amount of the underwriter’s discounts and commissions. The shares purchased by FBR Asset Investment Corporation will be subject to restrictions pursuant to the regulations of the National Association of Securities Dealers.

Corporate Information

Our principal executive offices are located at 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102 and our telephone number is (817) 302-7000. Our website is located at www.americredit.com. Information contained on our website is not a part of this prospectus supplement.

Historical Consolidated Financial Data

The following table presents certain selected historical consolidated financial data for each of the years in the five-year period ended June 30, 2002. The consolidated financial statements as of June 30, 2002 and June 30, 2001 and for each of the years in the three-year period ended June 30, 2002, and the report of independent accountants thereon, are included elsewhere herein. The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements (including related notes thereto) contained in this prospectus supplement.

Historically, except for two securitization transactions in fiscal 1995, we have structured our securitization transactions to meet the criteria for sales of auto receivables under U.S. generally accepted accounting principles. Thus, for all securitizations completed to date, except for the transactions in fiscal 1995, we recorded a gain on sale of receivables when we sold the auto receivables to a securitization trust. We have made a decision to alter the structure of our future securitization transactions to no longer meet the criteria for sales of auto receivables. Accordingly, following a securitization, the receivables and the related securitization indebtedness will remain on our balance sheet. This change will significantly impact our future results of operations compared to our historical results. Therefore, our historical results and management's discussion of such results may not be indicative of our future results.

	Fiscal Years Ended June 30,
	2002	2001	2000	1999	1998
	(dollars in thousands)
Income Statement Data:
Revenue:
Finance charge income	$339,430	$225,210	$124,150	$75,288	$55,837
Gain on sale of receivables	448,544	301,768	209,070	169,892	103,194
Servicing fee income	389,371	281,239	170,251	85,966	47,910
Other income	12,887	10,007	6,209	4,310	2,395

Total revenue	1,190,232	818,224	509,680	335,456	209,336
Costs and expenses:
Operating expenses	424,131	308,453	223,219	165,345	94,484
Provision for loan losses	65,161	31,387	16,359	9,629	7,555
Interest expense	135,928	116,024	69,310	38,792	27,135
Charge for closing mortgage operations			10,500

Income before taxes	565,012	362,360	190,292	121,690	80,162
Provision for taxes	217,529	139,508	75,791	46,850	30,861

Net income	$347,483	$222,852	$114,501	$74,840	$49,301

Cash Flow Data:
Cash revenue:
Finance charge income	$339,430	$225,210	$124,150	$75,288	$55,837
Cash servicing fee(1)	277,491	187,790	126,168	73,441	37,043
Other cash revenue(2)	38,678	67,784	29,103	16,445	9,184
Securitization distributions	243,596	214,629	125,104	44,531	43,807
Changes in working capital	46,038	38,037	3,858	30,063	(10,675)

Total cash revenue	945,233	733,450	408,383	209,705	145,871
Cash expenses:
Operating expenses(3)	385,759	288,713	203,862	152,700	89,986
Interest expense	135,928	116,024	69,310	38,792	27,135
Income taxes	156,156	56,561	60,403	3,486	(113)
Charge for closing mortgage operations			3,934

Total cash expenses	677,843	461,298	337,509	194,978	117,008

Operating cash flow, excluding purchases, principal collections and sales of receivables	$267,390	$272,152	$70,874	$44,790	$37,813

Credit enhancement deposits	$185,995	$123,008	$120,000	$82,750	$56,725

Other Data:
Auto loan originations	$8,929,352	$6,378,652	$4,427,945	$2,879,796	$1,737,813
Auto loans securitized	$8,608,909	$5,300,004	$3,999,999	$2,770,000	$1,637,499
Number of branches	251	232	196	176	129

Managed Data:
Net margin(4)	$1,539,115	$997,501	$643,658	$400,090	$220,405
Net charge-offs	573,818	301,691	214,276	147,344	88,002
Operating expenses	424,131	308,453	223,219	165,345	94,484
Managed auto receivables	14,762,461	10,203,746	6,649,981	4,105,468	2,302,516
Average managed auto receivables	12,464,346	8,291,636	5,334,580	3,129,463	1,649,416
Average principal amount per managed auto receivable (in dollars)	13,129	12,384	11,706	11,209	10,782
Managed auto receivables greater than 60 days delinquent	485,018	250,091	150,624	73,512	59,175
Net margin as a percentage of average managed auto receivables	12.3%	12.0%	12.0%	12.5%	13.1%
Net charge-offs as a percentage of average managed auto receivables	4.6%	3.6%	4.0%	4.7%	5.3%
Operating expenses as a percentage of average managed auto receivables	3.4%	3.7%	4.1%	5.0%	5.4%
Delinquencies greater than 60 days as a percentage of managed auto receivables	3.3%	2.5%	2.3%	1.8%	2.6%

	June 30, 2002		June 30,
	Actual	As Adjusted(5)	2001	2000	1999	1998
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$119,445	$589,795	$77,053	$42,916	$21,189	$33,087
Interest-only receivables from trusts	514,497	514,497	387,895	229,059	191,865	131,694
Investments in trust receivables	691,065	691,065	493,022	341,707	195,598	98,857
Restricted cash	343,570	343,570	270,358	253,852	107,399	55,758
Receivables held for sale, net	2,198,391	2,198,391	1,921,465	871,511	456,009	342,853
Total assets	4,224,931	4,695,281	3,384,907	1,862,269	1,063,487	713,671
Warehouse credit facilities	1,751,974	1,751,974	1,502,879	487,700	114,659	165,608
Credit enhancement facility	—	—	36,319	66,606	—	—
Senior notes	418,074	418,074	375,000	375,000	375,000	175,000
Other notes payable	66,811	66,811	23,077	19,691	17,874	6,410
Total debt	2,236,859	2,236,859	1,937,275	948,997	507,533	347,018
Shareholders’ equity	1,432,316	1,902,666	1,060,196	688,579	399,730	287,848

(1)	Cash servicing fee consists of servicing fee income less accretion of present value discount.
(2)	Other cash revenue consists of other income and cash gain on sale, loss on retirement and discount on issuance of senior notes.
(3)	Represents operating expenses, less depreciation and amortization.
(4)
Net margin is the difference between (a) finance charge, fee and other income earned on our receivables and (b) the cost to fund the receivables. Net margin is a calculation that assumes that securitized receivables have not been sold or are still on our consolidated balance sheet. Net margin is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to any other measures of performance derived in accordance with generally accepted accounting principles.

(5)
The as adjusted balance sheet data have been calculated giving effect to the estimated net proceeds of this offering and the application of the net proceeds therefrom as if each occurred on June 30, 2002.

RISK FACTORS

An investment in our common stock involves various risks. Before you invest in our common stock, you should be aware that the occurrence of any of the events described below could have a material adverse effect on our business, financial position, liquidity and results of operations, cause the trading price of our common stock to decline and cause you to lose all or part of your investment. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference before you decide to purchase our common stock. Additional risks and the uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations.

Our ability to continue to purchase contracts and to fund our business is dependent on a number of financing sources.

Dependence on Warehouse Financing.    We depend on warehouse facilities with financial institutions to finance our purchase of contracts pending securitization. We have three domestic warehouse credit facilities with various financial institutions providing for available borrowings of up to a total of approximately $3,595.0 million, subject to defined borrowing bases. We have a $550 million commercial paper facility, which matures in September 2002 and which we are seeking to renew in whole or in part, a $500 million commercial paper facility which matures in November 2003, and a $2,545 million commercial paper facility of which $380 million matures in March 2003 and the remaining $2,165 million matures in March 2005. We had a $250 million commercial paper facility, which matured in September 2002, which we are seeking to renew in whole or in part.

To fund Canadian auto receivables, we have a $150 million Cdn. revolving credit agreement that matures in August 2003. We also have a $100 million Cdn. warehouse credit facility that matures in May 2003.

We also have three medium term note facilities with administrative agents on behalf of institutionally managed medium term note conduits that in the aggregate provide $1,750 million of receivables financing. We have a $500 million facility that matures in December 2003, a $750 million facility which matures in June 2004 and a $500 million facility which matures in February 2005.

We cannot guarantee that any of these financing resources will continue to be available beyond the current maturity dates at reasonable terms or at all. The availability of these financing sources depends on factors outside of our control, including regulatory capital treatment for unfunded bank lines of credit and the availability of bank liquidity in general. If we are unable to extend or replace these facilities and arrange new warehouse credit facilities or medium term note facilities, we will have to curtail contract purchasing and originating activities, which would have a material adverse effect on our financial position and results of operations.

Our warehouse credit and medium term note facilities contain restrictions and covenants that require us to maintain specified financial ratios and satisfy specified financial tests, including maintenance of asset quality and portfolio performance tests. Failure to meet any of these convenants, financial ratios or financial tests could result in an event of default under these agreements. If an event of default occurs under these agreements, the lenders could elect to declare all amounts outstanding under these agreements to be immediately due and payable, enforce their interests against collateral pledged under these agreements and restrict our ability to obtain additional borrowings under these agreements. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot guarantee that we will meet those financial ratios and tests.

Dependence on Securitization Program.    Since December 1994, we have relied upon our ability to aggregate and sell receivables in the asset-backed securities market to generate cash proceeds for repayment of warehouse facilities and to purchase additional contracts from automobile dealers. Accordingly, adverse changes in our asset-backed securities program or in the asset-backed securities market for automobile receivables generally could materially adversely affect our ability to purchase and resell loans on a timely basis and upon terms reasonably favorable to us. Any adverse change or delay would have a material adverse effect on our liquidity and our financial position.

Dependence on Credit Enhancement.    To date, all but three of our securitizations in the United States have utilized credit enhancement in the form of financial guaranty insurance policies issued by Financial Security Assurance Inc., or FSA, in order to achieve AAA/Aaa ratings. These ratings may reduce the costs of securitizations relative to alternative forms of financing available to us and enhance the marketability of these transactions to investors in asset-backed securities. FSA is not required to insure our securitizations, and there can be no assurance that they will continue to do so or that our future securitizations will be similarly rated. FSA’s willingness to insure our future securitizations is subject to many factors beyond our control, including concentrations of risk with FSA, FSA’s own rating considerations, FSA’s ability to cede this risk to reinsurers and the performance of our portfolio for which FSA has provided insurance. Likewise, we are not required to utilize financial guaranty insurance policies issued by FSA or any other form of credit enhancement in connection with our securitizations. We utilize reinsurance and other credit enhancement alternatives to reduce the initial cash deposit related to our securitizations. Alternatively, in lieu of relying on a financial guaranty insurance policy, we have sold subordinate asset-backed securities in order to provide credit enhancement for the senior asset-backed securities and reduce the initial credit enhancement deposit required for the securitization program. A downgrading of FSA’s credit rating, FSA’s withdrawal of credit enhancement, an increase in required credit enhancement levels or the lack of availability of alternative credit enhancements, such as reinsurance or senior subordinated structures, for our securitization program could result in higher interest costs for our future securitizations and larger initial cash deposit requirements. The absence of a financial guaranty insurance policy may also impair the marketability of our securitizations. These events could have a material adverse effect on our financial position, liquidity and results of operations.

Liquidity and Capital Needs.    Our ability to fund our operations and planned capital expenditures depends on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We require substantial amounts of cash to fund our contract purchase and securitization activities. Although we have historically recognized a gain on the sale of receivables upon the closing of a securitization, we typically receive the cash representing that gain over the actual life of the receivables securitized. We also incur significant transaction costs in connection with a securitization. Furthermore, we may be required to make substantial estimated federal income tax payments before we receive distributions of excess cash flow from securitization trusts. Accordingly, our strategy of securitizing substantially all of our newly purchased receivables requires substantial amounts of cash.

We expect to continue to require substantial amounts of cash even as we implement strategies to moderate our growth. Our primary cash requirements include the funding of: (1) contract purchases pending their securitization; (2) credit enhancement requirements in connection with the securitization of the receivables; (3) interest and principal payments under warehouse facilities, our senior notes and other indebtedness; (4) fees and expenses incurred in connection with the securitization and servicing of receivables; (5) capital expenditures for technology and facilities; (6) ongoing operating expenses; and (7) income tax payments.

For our primary sources of liquidity, we depend upon operating items, such as finance charges on loans held prior to securitization, servicing fees and distributions from securitization trusts, borrowings under our warehouse credit facilities, sales of automobile receivables through securitizations and issuances of debt or equity securities.

On September 12, 2002, Moody’s Investors Service announced its intention to review us for a potential credit rating downgrade. On September 17, 2002, Fitch Ratings announced that it had placed our senior debt rating on Rating Watch Negative. In the event of a downgrade, certain of our derivative collateral lines will be reduced. We anticipate that the reductions in these derivative collateral lines would require us to pledge an additional $25 million to $40 million in cash to maintain our open derivative positions.

We believe that we will continue to require the execution of securitization transactions and the renewal of our existing warehouse facilities, in order to fund our future liquidity needs. There can be no assurance that funding will be available to us through these sources or, if available, that it will be on terms acceptable to us. If these sources of funding are unavailable to us on a regular basis, we will be required to significantly decrease loan origination activities and implement significant expense reductions, all of which may have a material adverse affect on our ability to achieve our business and financial objectives.

Our substantial indebtedness could adversely affect our financial health.

We currently have substantial outstanding indebtedness. Our ability to make payments of principal or interest on, or to refinance, our indebtedness will depend on our future operating performance and our ability to enter into additional securitizations and debt and equity financings, which is subject to economic, financial, competitive and other factors beyond our control.

If we are unable to generate sufficient cash flow in the future to service our debt, we may be required to refinance all or a portion of our existing debt or to obtain additional financing. There can be no assurance that any refinancing would be possible or that any additional financing could be obtained on acceptable terms. The inability to obtain additional financing could have a material adverse effect on our financial position, liquidity and results of operations.

The degree to which we are leveraged creates risks, including: (1) we may be unable to satisfy our obligations under our outstanding indebtedness; (2) we may be more vulnerable to adverse general economic and industry conditions; (3) we may find it more difficult to fund future working capital, capital expenditures, acquisitions and general corporate requirements; and (4) we may have to dedicate a substantial portion of our cash resources to the payment of principal and interest on indebtedness outstanding thereby reducing the funds available for operations and future business opportunities. Our warehouse facilities and our senior note indentures restrict our ability to, among other things (1) sell or transfer assets; (2) incur additional debt; (3) repay other debt; (4) pay dividends; (5) make certain investments or acquisitions; (6) repurchase or redeem capital stock; (7) engage in mergers or consolidations; and (8) engage in certain transactions with subsidiaries and affiliates.

The warehouse credit facilities and the senior note indentures also require us to comply with certain financial ratios, covenants and asset quality maintenance requirements. These restrictions may interfere with our ability to obtain financing, may reduce our access to cash or interfere in our ability to engage in other necessary or desirable business activities. In addition, certain of our warehouse credit facilities contain provisions resulting in higher borrowing costs or acceleration of outstanding indebtedness in the event of a downgrade of our senior unsecured debt.

If we cannot comply with the requirements in our warehouse credit facilities and our senior note indentures, or if our senior debt ratings are downgraded, then the lenders may require us to immediately repay all of the outstanding debt under our facilities or may increase our borrowing costs. If our debt payments were accelerated, our assets might not be sufficient to fully repay the debt. These lenders may also require us to use all of our available cash to repay our debt, foreclose upon their collateral or prevent us from making payments to other creditors on certain portions of our outstanding debt.

We may not be able to obtain a waiver of these provisions or refinance our debt, if needed. In such a case, our business, results of operations, liquidity and financial condition would suffer.

Defaults and prepayments on contracts purchased or originated by us could adversely affect our operations.

Our results of operations, financial condition and liquidity depend, to a material extent, on the performance of contracts purchased and held by us prior to their sale in a securitization transaction as well as the subsequent performance of receivables sold to securitization trusts. Obligors under contracts acquired or originated by us may default or prepay during the period prior to their sale in a securitization transaction or if they remain owned by us. We bear the full risk of losses resulting from defaults during such period. The longer we hold contracts prior to their sale in a securitization, the longer we are exposed to this risk. In the event of a default, the collateral value of the financed vehicle usually does not cover the outstanding loan balance and costs of recovery. We maintain an allowance for loan losses on loans held for sale by us, which reflects management’s estimates of inherent losses for these loans. If the allowance is inadequate, then we would recognize as an expense the losses in excess of that allowance, and results of operations could be adversely affected. In addition, under the terms of the securitizations and our warehouse facilities, we are not able to borrow against or sell defaulted loans and loans greater than 30 days delinquent held by us.

We also retain a substantial portion of the default and prepayment risk associated with the receivables that we sell pursuant to our securitizations. A large component of the gain historically recognized on these sales and the corresponding assets recorded on our balance sheet are credit enhancement assets which consist of investments in trust receivables, or overcollateralization, restricted cash and interest-only receivables from trusts. Interest-only receivables from trusts are based on the present value of estimated future excess cash flows from the securitized receivables expected to be received by us. Credit enhancement assets are calculated on the basis of management’s assumptions concerning, among other things, defaults. Actual defaults may vary from management’s assumptions, possibly to a material degree. As of June 30, 2002, credit enhancement assets totaled $1,549 million.

In connection with our recent decision to alter the structure of our future securitizations to be accounted for as financings rather than sales, we will bear the full risk of losses from defaults during the term of the contracts, even though these contracts may be securitized.

We are required to deposit substantial amounts of the cash flows generated by our interests in our securitizations into additional credit enhancement. Credit enhancement assets related to our securitizations that have involved the issuance of financial guaranty insurance policies are currently pledged to FSA as security for our obligation to reimburse FSA for any amounts that may be paid out on financial guaranty insurance policies. Credit enhancement assets related to our securitizations that have involved the sale of subordinate securities rather than the issuance of financial guaranty insurance policies also cannot be accessed by us since these assets are available only as security to protect investors in such securitizations against losses.

We regularly measure our default and other assumptions against the actual performance of securitized receivables. If we were to determine, as a result of such regular review or otherwise, that we underestimated defaults, or that any other material assumptions were inaccurate, we would be required to reduce the carrying value of our credit enhancement assets. If the change in assumptions and the impact of the change on the value of the credit enhancement assets were deemed other than temporary, we would record a charge to income. Future cash flows from securitization trusts may also be less than expected, and our results of operations and liquidity would be adversely affected, possibly to a material degree. In addition, an increase in defaults would reduce the size of our servicing portfolio, which would reduce our servicing fee income, further adversely affecting results of operations and cash flow. A material write-down of credit enhancement assets and the corresponding decreases in earnings and cash flow could limit our ability to service debt and to enter into future securitizations and other financings. Although we believe that we have made reasonable assumptions as to the future cash flows of the various pools of receivables that have been sold in securitization transactions, actual rates of default may differ from those assumed, and other assumptions may be required to be revised upon future events.

The negative performance of auto contracts in our portfolio could adversely affect our cash flow and servicing rights.

Generally, the form of credit enhancement agreement we enter into with FSA in connection with securitization transactions contains specified limits on the delinquency, default and loss rates on the receivables included in each securitization trust. If, at any measurement date, the delinquency, default or loss rate with respect to any trust were to exceed the specified limits, provisions of the credit enhancement agreement would automatically increase the level of credit enhancement requirements for that trust, if a waiver was not obtained. During the period in which the specified delinquency, default and loss rates were exceeded, excess cash flow, if any, from the trust would be used to fund the increased credit enhancement levels instead of being distributed to us, which would have an adverse effect on our cash flow. Further, the credit enhancement requirements for each securitization trust in which FSA issues a financial guaranty insurance policy are cross-collateralized to the credit enhancement requirements established in connection with each of our other insured securitization trusts, so that excess cash flow from a performing securitization trust insured by FSA may be used to support increased credit enhancement requirements for a non-performing securitization trust insured by FSA, which would further restrict excess cash flow available to us.

As of August 31, 2002, none of our insured securitizations had delinquency, default or net loss ratios in excess of the targeted levels. However, as a result of expected seasonal increases in delinquency levels through February 2003 and the prospects for continued economic weakness, we believe that it is likely that the initially targeted delinquency ratios will be exceeded in certain of our insured securitizations during that period. In September 2002, the insurer agreed to revise the targeted delinquency trigger levels through and including the March 2003 distribution date. As a result, we do not expect to exceed the revised targets with respect to any trusts that are insured by our bond insurer. The amount of excess cash flow expected to be received by us during this period is approximately $100 million. We anticipate that expected seasonal improvements in delinquency levels after February 2003 will result in the ratios being reduced below applicable target levels. However, further deterioration in the economy subsequent to March 2003 could cause targeted ratios to be exceeded, resulting in greater stress on our liquidity position in the event additional waivers are not granted. We may be required to significantly decrease loan origination activities and implement other significant expense reductions if securitization distributions to us are materially decreased for a prolonged period of time.

The credit enhancement agreements that we enter into with FSA in connection with securitization transactions contain additional specified limits on the delinquency, default and loss rates on the receivables included in each trust which are higher than the limits referred to in the preceding paragraph. If, at any measurement date, the delinquency, default or loss rate with respect to any trust insured by FSA were to exceed these additional specified limits applicable to that trust, provisions of the credit enhancement agreements permit FSA to terminate our servicing rights to the receivables sold to that trust. In addition, the servicing agreements on FSA insured securitization trusts are cross-defaulted so that a default under one servicing agreement would allow FSA to terminate our servicing rights under all servicing agreements concerning securitization trusts in which FSA issues a financial guaranty insurance policy. Although we have never exceeded these delinquency, default or loss rates, and believe that we can manage the portfolio to avoid exceeding the revised FSA limits, there can be no assurance that our servicing rights with respect to the automobile receivables in these trusts or any other trust which exceeds the specified limits in future periods will not be terminated. FSA has other rights to terminate us as servicer for FSA insured securitization trusts if (1) we were to breach our obligations under the servicing agreements, (2) FSA was required to make payments under its policies or (3) certain bankruptcy or insolvency events were to occur. As of August 31, 2002, no such termination events have occurred with respect to any of the trusts formed by us.

Failure to implement our business strategy could adversely affect our operations.

Our financial position and results of operations depend on our management’s ability to execute our business strategy. Key factors involved in the execution of the business strategy include achieving the desired contract purchase volume, continued and successful use of proprietary scoring models for risk assessment and risk-based pricing, the use of sophisticated risk management techniques, continued investment in technology to support operating efficiency and growth, and continued access to significant funding and liquidity sources. Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity and results of operations.

Continued expansion of our loan production capacity depends on our ability to increase dealer penetration in our existing markets and on establishing and developing new channels to provide auto financing directly to the consumer. The success of this strategy is dependent upon, among other factors, our ability to hire and retain qualified personnel, to develop relationships with more dealers and to expand our current relationships with existing dealer customers. We are faced with intense competition in attracting key personnel and establishing relationships with new dealers. Dealers often already have favorable non-prime financing sources, which may restrict our ability to develop dealer relationships and delay our growth. In addition, the competitive conditions in our market may result in a reduction in the profitability of the contracts that we purchase or a decrease in contract acquisition volume, which would adversely affect our results of operations.

The growth of our managed portfolio has resulted in increased need for additional personnel and expansion of systems capacity. Our ability to support, manage and control growth is dependent upon, among other things, our ability to hire, train, supervise and manage our growing workforce. There can be no assurance that we will have trained personnel and systems adequate to support our business strategy.

There is a high degree of risk associated with non-prime borrowers.

We specialize in purchasing and servicing non-prime automobile receivables. Non-prime borrowers are associated with higher-than-average delinquency and default rates. While we believe that we effectively manage these risks with our proprietary credit scoring system, risk-based loan pricing and other underwriting policies and collection methods, no assurance can be given that these criteria or methods will be effective in the future. In the event that we underestimate the default risk or under-price contracts that we purchase, our financial position, liquidity and results of operations would be adversely affected, possibly to a material degree.

We are subject to general economic conditions which are beyond our control.

General.    During periods of economic slowdown or recession, such as the United States economy is experiencing, delinquencies, defaults, repossessions and losses generally increase. These periods also may be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding loans, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Because we focus on non-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these loans are higher than those experienced in the general automobile finance industry and could be more dramatically affected by a general economic downturn. In addition, during an economic slow down or recession, our servicing costs may increase without a corresponding increase in our servicing fee income. While we seek to manage the higher risk inherent in loans made to non-prime borrowers through the underwriting criteria and collection methods we employ, no assurance can be given that these criteria or methods will afford adequate protection against these risks. Any sustained period of increased delinquencies, defaults, repossessions or losses or increased servicing costs could also adversely affect our financial position, liquidity and results of operations and our ability to enter into future securitizations.

Wholesale Auction Values.    We sell repossessed automobiles at wholesale auction markets located throughout the United States and Canada. Auction proceeds from the sale of repossessed vehicles and other recoveries are usually not sufficient to cover the outstanding balance of the contract, and the resulting deficiency is charged-off. Decreased auction proceeds resulting from the depressed prices at which used automobiles may be sold during periods of economic slowdown or recession, such as the United States economy is experiencing, will result in higher credit losses for us. Furthermore, depressed wholesale prices for used automobiles may result from significant liquidations of rental or fleet inventories, and from increased volume of trade-ins due to promotional financing programs offered by new vehicle manufacturers. Our recoveries as a percentage of repossession charge-offs declined to 48% in fiscal 2002 from 51% in fiscal 2001 and 53% in fiscal 2000, and there can be no assurance that our recovery rates will stabilize or improve in the future.

Interest Rates.    Our profitability may be directly affected by the level of and fluctuations in interest rates, which affects the gross interest rate spread we earn on our receivables. As the level of interest rates increase, our gross interest rate spread on new originations will generally decline since the rates charged on the contracts originated or purchased from dealers are limited by statutory maximums, restricting our opportunity to pass on increased interest costs. We believe that our profitability and liquidity could be adversely affected during any period of higher interest rates, possibly to a material degree. We monitor the interest rate environment and employ pre-funding and other hedging strategies designed to mitigate the impact of changes in interest rates. We can provide no assurance, however, that pre-funding or other hedging strategies will mitigate the impact of changes in interest rates.

Labor Market Conditions.    Competition to hire personnel possessing the skills and experience we require could contribute to an increase in our employee turnover rate. High turnover or an inability to attract and retain qualified replacement personnel could have an adverse effect on our delinquency, default and net loss rates and, ultimately, our financial condition, results of operations and liquidity.

We may be unable to successfully compete in our industry.

Competition in the field of non-prime automobile finance is intense. The automobile finance market is highly fragmented and is served by a variety of financial entities including the captive finance affiliates of major automotive manufacturers, banks, thrifts, credit unions and independent finance companies. Many of these competitors have substantially greater financial resources and lower costs of funds than we do. In addition, our competitors often provide financing on terms more favorable to automobile purchasers or dealers than we offer. Many of these competitors also have long standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing, including dealer floor plan financing and leasing, which we do not provide. Providers of automobile financing have traditionally competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. In seeking to establish ourselves as one of the principal financing sources at the dealers we serve, we compete predominately on the basis of our high level of dealer service and strong dealer relationships and by offering flexible loan terms. There can be no assurance that we will be able to compete successfully in this market or against these competitors.

Our business would be adversely affected if we lost our licenses or if in the future more burdensome government regulations were enacted.

Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations.

In most states in which we operate, a consumer credit regulatory agency regulates and enforces laws relating to consumer lenders and sales finance agencies such as us. These rules and regulations generally provide for licensing of sales finance agencies, limitations on the amount, duration and charges, including interest rates, for various categories of loans, requirements as to the form and content of finance contracts and other documentation, and restrictions on collection practices and creditors’ rights. In certain states, we are subject to periodic examination by state regulatory authorities. Some states in which we operate do not require special licensing or provide extensive regulation of our business.

We are also subject to extensive federal regulation, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These laws require us to provide certain disclosures to prospective borrowers and protect against discriminatory lending practices and unfair credit practices. The principal disclosures required under the Truth in Lending Act include the terms of repayment, the total finance charge and the annual percentage rate charged on each loan. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. In addition, the credit scoring system we use must comply with the requirements for such a system as set forth in the Equal Credit Opportunity Act and Regulation B. The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. Additionally, we are subject to the Gramm-Leach-Bliley Act, which requires us to maintain privacy with respect to certain consumer data in our possession and to periodically communicate with consumers on privacy matters. We are also subject to the Soldiers’ and Sailors’ Civil Relief Act, which requires us to reduce the interest rate charged on each loan to customers who have subsequently joined the military.

The dealers who originate automobile finance contracts we purchase also must comply with both state and federal credit and trade practice statutes and regulations. Failure of the dealers to comply with these statutes and regulations could result in consumers having rights of rescission and other remedies that could have an adverse effect on us.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable local, state and federal regulations. There can be no assurance, however, that we will be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could have a material adverse effect on our operations. Further, the adoption of additional, or the revision of existing, rules and regulations could have a material adverse effect on our business.

Our stock price may be volatile.

The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate significantly in the future. In addition, the securities markets have experienced significant price and volume fluctuations and the market prices of the securities of finance-related companies, including automobile finance companies, have been especially volatile. Such fluctuations can result from:

•	quarterly variations in operating results;

•	changes in analysts’ estimates;

•	short-selling of our common stock;

•	events affecting other companies that investors deem to be comparable to us;

•
factors which have the effect of increasing, or which investors believe may have the effect of increasing, our cost of funds, including any downgrade in our credit ratings by major rating agencies; and

•	general economic trends and conditions.

Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. Securities class action litigation could result in substantial costs and a diversion of management’s attention and resources.

Our articles of incorporation and bylaws, Texas law and contractual provisions contain provisions that could discourage a takeover.

Our articles of incorporation and bylaws contain provisions which may discourage takeover attempts. These provisions may limit shareholders’ ability to approve a transaction that shareholders may think is in their best interests. Such provisions include:

•	a requirement that certain procedures must be followed before matters can be proposed for consideration at meetings of our shareholders; and

•	the ability of the Board of Directors to fix the rights and preferences of an issue of shares of preferred stock without shareholder action.

In addition, we have a shareholder rights plan that enables our shareholders (other than a hostile acquiror) to buy our shares at a substantially discounted price if any third party were to acquire more than 15% of our common stock.

Provisions of the Texas Business Corporation Act also restrict certain business combinations with interested shareholders. The provisions of our articles of incorporation, bylaws and shareholder rights plan and of Texas law are intended to encourage potential acquirors to negotiate with us and allow the Board of Directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control.

In addition, the terms of our employment agreements with our senior executives contain provisions calling for payments upon a change of control, and our option agreements vest immediately upon occurrence of a change in control. These provisions could have the effect of increasing the cost of a change in control and thereby delay or hinder such a change in control. Some of our credit facilities and warehouse facilities also have provisions which give rise to events of default on the occurrence of a change in control. These provisions could have the effect of increasing the cost of a change in control of us.

Management has broad discretion in the use of proceeds.

We plan to use the proceeds from this offering to enable us to increase significantly our initial credit enhancement deposits in our future securitization transactions and for other working capital needs and general corporate purposes. Therefore, we will have discretion as to how we will spend the proceeds, which could be in ways with which the shareholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See “Use of Proceeds.”

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain certain forward-looking statements about our financial condition, results of operations and business. These statements may be made expressly in this document, or may be “incorporated by reference” to other documents we have filed with the Securities and Exchange Commission. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “likely,” “will,” “future,” or similar expressions used in this prospectus supplement, the accompanying prospectus or documents incorporated by reference.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the risk factors contained in the section entitled “Risk Factors” and in our Annual Report on Form 10-K for the year ended June 30, 2002 and the following:

•	our continued reliance on our warehouse facilities, securitization program and credit enhancement arrangements;

•	our ability to make payments of principal and interest on, or refinance, our substantial indebtedness;

•
our exposure to the risk of increases in defaults and prepayments of contracts purchased and held by us prior to their securitization and the subsequent performance of receivables held in securitization trusts;

•	changes in the delinquency, default and loss rates on the receivables included in each securitization trust;

•	failure to implement our business strategy;

•	the high degree of risk associated with non-prime borrowers;

•	general economic conditions, including wholesale auction values, interest rates and labor market conditions;

•	our ability to successfully compete in our industry; and

•	our ability to maintain the material licenses and permits required for our operations.

Because these forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus supplement, the accompanying prospectus or, in the case of documents incorporated by reference, as of the date of such documents.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus supplement or the accompanying prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements.

Additional information about issues that could lead to material changes in our results, performance or achievements is contained in our filings with the Securities and Exchange Commission.

USE OF PROCEEDS

We will receive net proceeds from the sale of the 67,000,000 shares of common stock offered by us of approximately $470.4 million (approximately $541.2 million if the underwriters’ over-allotment option is exercised in full), in each case based upon the public offering price of $7.50 and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds received by us in this offering to increase significantly our initial credit enhancement deposits in our future securitization transactions and for other working capital needs and general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “ACF.” The following table sets forth, for the calendar periods indicated, the high and low sale prices per share of our common stock as reported on the New York Stock Exchange.

	High	Low
2002:
Third Quarter (through September 26, 2002)	$28.34	$6.04
Second Quarter	$46.93	$24.70
First Quarter	$40.30	$18.50
2001:
Fourth Quarter	$36.90	$14.00
Third Quarter	$64.90	$26.75
Second Quarter	$54.95	$30.22
First Quarter	$37.92	$26.00
2000:
Fourth Quarter	$29.38	$20.38
Third Quarter	$31.13	$17.38
Second Quarter	$22.06	$13.31
First Quarter	$18.63	$10.62

On September 26, 2002 the last reported sale price of our common stock on the New York Stock Exchange was $8.10 per share. As of September 3, 2002, there were approximately 280 shareholders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth certain information regarding our debt and capitalization as of June 30, 2002, and as adjusted to reflect the receipt by us of the net proceeds of this offering. You should read this information in conjunction with our consolidated financial statements and the notes to those financial statements which are incorporated by reference into this prospectus supplement.

	As of June 30, 2002
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$119,445	$589,795

Debt:
Warehouse credit facilities	1,751,974	1,751,974
9¼% Senior Notes due 2004	39,631	39,631
9 7/8% Senior Notes due 2006	205,548	205,548
9¼ Senior Notes due 2009	172,895	172,895
Other notes payable (1)	66,811	66,811

Total debt	2,236,859	2,236,859
Shareholders’ equity:
Preferred stock, $0.01 par value per share; 20,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value per share; 230,000,000 shares authorized
91,716,416 and 158,716,416 shares issued (2)	917	1,587
Additional paid-in capital	573,956	1,043,636
Accumulated other comprehensive income	42,797	42,797
Retained earnings	832,446	832,446
Treasury stock, at cost (5,899,241 shares)	(17,800)	(17,800)

Total shareholders’ equity	1,432,316	1,902,666

Total capitalization	$3,669,175	$4,139,525

(1)	Consists of certain capitalized equipment leases and construction financing.
(2)	Does not include shares of common stock reserved for issuance under our stock option plans and 1,287,691 shares of common stock issuable under warrants to be issued to our bond insurer.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents certain selected historical consolidated financial data for each of the years in the five-year period ended June 30, 2002. The consolidated financial statements as of June 30, 2002 and June 30, 2001 and for each of the years in the three-year period ended June 30, 2002, and the report of independent accountants thereon, included elsewhere herein. The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements (including related notes thereto) contained in this prospectus supplement.

Historically, except for two securitization transactions in fiscal 1995, we have structured our securitization transactions to meet the criteria for sales of auto receivables under U.S. generally accepted accounting principles. Thus, for all securitizations completed to date, except for the transactions in fiscal 1995, we recorded a gain on sale of receivables when we sold the auto receivables to a securitization trust. We have made a decision to alter the structure of our future securitization transactions to no longer meet the criteria for sales of auto receivables. Accordingly, following a securitization, the receivables and the related securitization indebtedness will remain on our balance sheet. This change will significantly impact our future results of operations compared to our historical results. Therefore, our historical results and management's discussion of such results may not be indicative of our future results.

	Fiscal Years Ended June 30,
	2002	2001	2000	1999	1998
	(dollars in thousands)
Income Statement Data:
Revenue:
Finance charge income	$339,430	$225,210	$124,150	$75,288	$55,837
Gain on sale of receivables	448,544	301,768	209,070	169,892	103,194
Servicing fee income	389,371	281,239	170,251	85,966	47,910
Other income	12,887	10,007	6,209	4,310	2,395

Total revenue	1,190,232	818,224	509,680	335,456	209,336
Costs and expenses:
Operating expenses	424,131	308,453	223,219	165,345	94,484
Provision for loan losses	65,161	31,387	16,359	9,629	7,555
Interest expense	135,928	116,024	69,310	38,792	27,135
Charge for closing mortgage operations			10,500

Income before taxes	565,012	362,360	190,292	121,690	80,162
Provision for taxes	217,529	139,508	75,791	46,850	30,861

Net income	$347,483	$222,852	$114,501	$74,840	$49,301

Cash Flow Data:
Cash revenue:
Finance charge income	$339,430	$225,210	$124,150	$75,288	$55,837
Cash servicing fee(1)	277,491	187,790	126,168	73,441	37,043
Other cash revenue(2)	38,678	67,784	29,103	16,445	9,184
Securitization distributions	243,596	214,629	125,104	44,531	43,807
Changes in working capital	46,038	38,037	3,858	30,063	(10,675)

Total cash revenue	945,233	733,450	408,383	239,768	135,196
Cash expenses:
Operating expenses(3)	385,759	288,713	203,862	152,700	89,986
Interest expense	135,928	116,024	69,310	38,792	27,135
Income taxes	156,156	56,561	60,403	3,486	(113)
Change for closing mortgage operations			3,934

Total cash expenses	677,843	461,298	337,509	194,978	117,008

Operating cash flow, excluding purchases, principal collections and sales of receivables	$267,390	$272,152	$70,874	$44,790	$18,188

Credit enhancement deposits	$185,995	$123,008	$120,000	$82,750	$56,725

Other Data:
Auto loan originations	$8,929,352	$6,378,652	$4,427,945	$2,879,796	$1,737,813
Auto loans securitized	$8,608,909	$5,300,004	$3,999,999	$2,770,000	$1,637,499
Number of branches	251	232	196	176	129

Managed Data: Net margin(5)	$1,539,115	$997,501	$643,658	$400,090	$220,405
Net charge-offs	573,818	301,691	214,276	147,344	88,002
Operating expenses	424,131	308,453	223,219	165,345	94,484
Managed auto receivables	14,762,461	10,203,746	6,649,981	4,105,468	2,302,516
Average managed auto receivables	12,464,346	8,291,636	5,334,580	3,129,463	1,649,416
Average principal amount per managed auto receivable (in dollars)	13,129	12,384	11,706	11,209	10,782
Managed auto receivables greater than 60 days delinquent	485,018	250,091	150,624	73,512	59,175
Net margin as a percentage of average managed auto receivables	12.3%	12.0%	12.0%	12.5%	13.1%
Net charge-offs as a percentage of average managed auto receivables	4.6%	3.6%	4.0%	4.7%	5.3%
Operating expenses as a percentage of average managed auto receivables	3.4%	3.7%	4.1%	5.0%	5.4%
Delinquencies greater than 60 days as a percentage of managed auto receivables	3.3%	2.5%	2.3%	1.8%	2.6%

	June 30, 2002		June 30,
	Actual	As Adjusted(5)	2001	2000	1999	1998
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$119,445	$589,795	$77,053	$42,916	$21,189	$33,087
Interest-only receivables from trusts	514,497	514,497	387,895	229,059	191,865	131,694
Investments in trust receivables	691,065	691,065	493,022	341,707	195,598	98,857
Restricted cash	343,570	343,570	270,358	253,852	107,399	55,758
Receivables held for sale, net	2,198,391	2,198,391	1,921,465	871,511	456,009	342,853
Total assets	4,224,931	4,695,281	3,384,907	1,862,269	1,063,487	713,671
Warehouse credit facilities	1,751,974	1,751,974	1,502,879	487,700	114,659	165,608
Credit enhancement facility	—	—	36,319	66,606	—	—
Senior notes	418,074	418,074	375,000	375,000	375,000	175,000
Other notes payable	66,811	66,811	23,077	19,691	17,874	6,410
Total debt	2,236,859	2,236,859	1,937,275	948,997	507,533	347,018
Shareholders’ equity	1,432,316	1,902,666	1,060,196	688,579	399,730	287,848

(1)	Cash servicing fee consists of servicing fee income less accretion of present value discount.
(2)	Other cash revenue consists of other income, cash gain on sale, loss on retirement and discount on issuance of senior notes.
(3)	Represents operating expenses, less depreciation and amortization.
(4)
Net margin is the difference between (a) finance charge, fee and other income earned on our receivables and (b) the cost to fund the receivables. Net margin is a calculation that assumes that securitized receivables have not been sold or are still on our consolidated balance sheet. Net margin is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to any other measures of performance derived in accordance with generally accepted accounting principles.

(5)
The as adjusted balance sheet data have been calculated giving effect to the estimated net proceeds of this offering and the application of the net proceeds therefrom as if each occurred on June 30, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

Historically, we have generated earnings and cash flow primarily from the purchase, securitization and servicing of auto receivables. We purchase auto finance contracts from franchised and select independent automobile dealerships and, to a lesser extent, make auto loans directly to consumers. As used in this prospectus supplement, “loans” include auto finance contracts originated by dealers and purchased by us and extensions of credit made directly by us to consumer borrowers. To fund the acquisition of receivables prior to securitization, we utilize borrowings under our warehouse credit facilities. We earn finance charge income on our receivables pending securitization (“receivables held for sale”) and pay interest expense on borrowings under our warehouse credit facilities.

We periodically sell receivables to securitization trusts (“Trusts”) that, in turn, sell asset-backed securities to investors. We recognize a gain on the sale of receivables to the Trusts, which represents the difference between the sale proceeds to us, net of transaction costs, and our net carrying value of the receivables, plus the present value of the estimated future excess cash flows to be received by us over the life of the securitization. Excess cash flows result from the difference between the interest received from the obligors on the receivables and the interest paid to investors in the asset-backed securities, net of credit losses and expenses.

Excess cash flows from the Trusts are initially utilized to fund credit enhancement requirements in order to attain specific credit ratings for the asset-backed securities issued by the Trusts. Once predetermined credit enhancement requirements are reached and maintained, excess cash flows are distributed to us. In addition to excess cash flows, we earn monthly base servicing fee income of 2.25% per annum on the outstanding principal balance of domestic receivables securitized (“serviced receivables”) and collect other fees such as late charges as servicer for those Trusts.

Historically, except for two securitization transactions in fiscal 1995, we have structured our securitization transactions to meet the criteria for sales of auto receivables under generally accepted accounting principles in the United States of America (“GAAP”). Thus, for all securitizations completed to date, except for the transactions in fiscal 1995, we recorded a gain on sale of receivables when we sold the auto receivables to a Trust. The gain-on-sale that we recorded was based on the net present value of expected excess cash flows from the securitized receivables.

We have made a decision to alter the structure of our future securitization transactions to no longer meet the criteria for sales of auto receivables. Accordingly, following a securitization, the receivables and the related securitization indebtedness will remain on our balance sheet. We will recognize finance charge and fee income on the receivables and interest expense on the securities issued in the securitization and will record a provision for loan losses over the life of the securitization. This change will significantly impact our future results of operations compared to our historical results. Therefore, our historical results and management’s discussion of such results may not be indicative of our future results. This structure, combined with our strategy to increase our initial credit enhancement deposits, will allow our reported earnings to be more closely aligned with cash flow distributions from securitization trusts than our previous structure. Additionally, this structure will decrease our reliance on origination growth in order to achieve earnings growth and will provide greater visibility of future finance charge income and net margins related to our managed auto loan portfolio.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the amount of revenue and costs and expenses during the reporting periods. Actual results could differ from those estimates and those differences may be material. The accounting policies that we believe are the most critical to understanding and evaluating our reported financial results include the following:

Gain on Sale of Receivables

We periodically sell receivables to Trusts that, in turn, sell asset-backed securities to investors. Historically, we have recognized a gain on the sale of receivables to the Trusts, which represents the difference between the sale proceeds to us, net of transaction costs, and our net carrying value of the receivables, plus the present value of the estimated future excess cash flows to be received by us over the life of the securitization. We have made assumptions in order to determine the present value of the estimated future excess cash flows to be generated by the pool of receivables sold. The most significant assumptions made are the cumulative credit losses to be incurred on the pool of receivables sold and the rate at which the estimated future excess cash flows are discounted. The assumptions used represent our best estimates and are described under the caption “Revenue” below. The use of different assumptions could produce different financial results.

We have made a decision to alter the structure of our future securitization transactions to no longer meet the criteria for sales of auto receivables. Accordingly, following a securitization, the receivables and the related securitization indebtedness will remain on our balance sheet. We will recognize finance charge and fee income on the receivables and interest expense on the securities issued in the securitization and will record a provision for loan losses over the life of the securitization. Therefore, our historical results and management’s discussion of such results may not be indicative of our future results.

Fair Value Measurements

Certain of our assets, including the our derivative financial instruments and credit enhancement assets, are recorded at fair value. Fair values for derivative financial instruments are based on third-party quoted market prices, where possible. However, market prices are not readily available for our credit enhancement assets and, accordingly, fair value is determined using discounted cash flow models. The most significant assumptions made are the cumulative credit losses to be incurred on the pool of receivables sold and the rate at which estimated future excess cash flows are discounted. The assumptions used represent our best estimates, and are described under the caption “Revenue” below. The use of different assumptions could produce different financial results.

Allowance for Loan Losses

We review historical origination and charge-off relationships, charge-off experience factors, collection data, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the provision for loan losses and the allowance for loan losses. Receivables are charged-off to the allowance for loan losses when we repossess and dispose of the collateral or the account is otherwise deemed uncollectable. We believe that the allowance for loan losses is adequate to cover probable losses inherent in our receivables; however, because the allowance for loan losses is based on estimates, there can be no assurance that the ultimate charge-off amount will not exceed such estimates.

Results of Operations

Year Ended June 30, 2002 as compared to Year Ended June 30, 2001

Revenue

Our average managed receivables outstanding consisted of the following (in thousands):

	Years Ended June 30,
	2002	2001
Auto:
Held for sale	$1,753,182	$1,046,306
Serviced	10,711,164	7,245,330

	12,464,346	8,291,636
Other		2,969

	$12,464,346	$8,294,605

Average managed receivables outstanding increased by 50% as a result of higher loan purchase volume. We purchased $8,929.4 million of auto loans during fiscal 2002, compared to purchases of $6,378.7 million during fiscal 2001. This growth resulted from increased loan production at branches open during both periods as well as expansion of our branch network. Loan purchases at branch offices opened prior to June 30, 2000, were 10% higher in fiscal 2002 versus fiscal 2001. We operated 251 auto lending branch offices as of June 30, 2002, compared to 232 as of June 30, 2001.

The average new loan size was $16,428 for fiscal 2002, compared to $15,430 for fiscal 2001. The average annual percentage rate on loans purchased during fiscal 2002 was 17.7%, compared to 19.0% during fiscal 2001. Decreasing short-term market interest rates have lowered our cost of funds, allowing us to pass along some of this benefit in the form of lower loan pricing.

Finance charge income increased by 51% to $339.4 million for fiscal 2002 from $225.2 million for fiscal 2001. Finance charge income was higher due primarily to an increase of 68% in average auto receivables held for sale in fiscal 2002 versus fiscal 2001. Our effective yield on our auto receivables held for sale decreased to 19.4% for fiscal 2002 from 21.5% for fiscal 2001. The effective yield is higher than the contractual rates of our auto finance contracts as a result of finance charge income earned between the date the auto finance contract is originated by the automobile dealership and the date the auto finance contract is funded by us. The effective yield decreased for fiscal 2002 due to lower loan pricing.

The gain on sale of receivables increased by 49% to $448.5 million for fiscal 2002 from $301.8 million for fiscal 2001. The increase in gain on sale of auto receivables resulted from the sale of $8,608.9 million of receivables in fiscal 2002 as compared to $5,300.0 million of receivables sold in fiscal 2001. The gain as a percentage of auto receivables sold decreased to 5.2% for fiscal 2002 from 5.7% for fiscal 2001 primarily due to the use of higher cumulative credit loss assumptions.

Significant assumptions used in determining the gain on sale of auto receivables were as follows:

	Years Ended June 30,
	2002	2001
Cumulative credit losses (including unrealized gains at time of sale)	12.5%	11.3%
Discount rate used to estimate present value:
Interest-only receivables from Trusts	14.0%	14.0%
Investments in Trust receivables	9.8%	9.8%
Restricted Cash	9.8%	9.8%

The cumulative credit loss assumptions utilized at the time of sale of receivables were determined using a range of possible outcomes based on historical experience, credit attributes for the specific pool of receivables and general economic factors. We increased the assumption for cumulative credit losses used in determining the gain on sale of receivables during fiscal 2002 to incorporate an expected increase in credit losses resulting from the general decline in the economy, including higher unemployment rates.

The unrealized gains at time of sale represent the excess of the fair value of credit enhancement assets over our carrying value related to such interests when receivables are sold. The cumulative credit loss assumption, including unrealized gains at time of sale, reflects the approximate level that cumulative credit losses could reach (notwithstanding other assumptions) in a securitization pool before the credit enhancement assets could suffer an other than temporary impairment.

The discount rates used to estimate the present value of credit enhancement assets are based on the relative risks of each asset type. Interest-only receivables from Trusts represent estimated future excess cash flows in the Trusts and have a first loss position to absorb any shortfall in Trust cash flows due to adverse credit loss development or adverse changes in Trust performance relative to other assumptions. While we earn a higher yield on our securitized receivables, we utilize a 14% discount rate for interest-only receivables from Trusts since net undiscounted estimated future excess cash flows already incorporate a default assumption and the receivables underlying the securitization represent a diverse pool of assets. Restricted cash and investments in Trust receivables are backed by cash and receivables and are senior to interest-only receivables from Trusts for credit enhancement purposes. Accordingly, restricted cash and investments in Trust receivables are assigned a lower discount rate than the interest-only receivables from Trusts.

Servicing fee income increased to $389.4 million, or 3.6% of average serviced auto receivables, for fiscal 2002, compared to $281.2 million, or 3.9% of average serviced auto receivables, for fiscal 2001. Servicing fee income represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by us as servicer of the receivables sold to the Trusts. The growth in servicing fee income is primarily attributable to the increase in average serviced auto receivables outstanding for fiscal 2002 compared to fiscal 2001.

Costs and Expenses

Operating expenses as a percentage of average managed receivables outstanding decreased to 3.4% for fiscal 2002, compared to 3.7% for fiscal 2001. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $115.7 million, or 38%, primarily due to the addition of branch offices and loan processing and servicing staff.

The provision for loan losses increased to $65.2 million for fiscal 2002 from $31.4 million for fiscal 2001 primarily due to higher average amounts of receivables held for sale and the use of a higher provision for loan loss rate. As a percentage of average receivables held for sale, the provision for loan losses was 3.7% and 3.0% for fiscal 2002 and 2001, respectively. The increase in the rate of provision for loan losses reflects the general expectation that continuing weakness in the economy, including an increase in unemployment rates, will cause a higher number of delinquent accounts. Since accounts delinquent for greater than 30 days are ineligible for securitization, receivables held indefinitely by us may increase, resulting in higher losses on receivables prior to securitization.

Interest expense increased to $135.9 million for fiscal 2002 from $116.0 million for fiscal 2001 due to higher debt levels. Average debt outstanding was $2,366.3 million and $1,255.0 million for fiscal 2002 and 2001, respectively. Our effective rate of interest paid on our debt decreased to 5.7% from 9.2% as a result of lower short-term market interest rates.

Our effective income tax rate was 38.5% for fiscal 2002 and 2001.

Other Comprehensive Income

The unrealized (losses) gains on credit enhancement assets consisted of the following (in thousands):

	Years Ended June 30,
	2002	2001
Unrealized gains at time of sale	$47,634	$27,424
Unrealized holding (losses) gains related to changes in credit loss assumptions	(68,224)	36,056
Unrealized holding (losses) gains related to changes in interest rates	(22,276)	55,191
Net reclassification into earnings	(7,939)	(7,546)

	$(50,805)	$111,125

The unrealized gains at time of sale represent the excess of the fair value of credit enhancement assets over our carrying value related to such interests when receivables are sold. Unrealized gains at time of sale were higher for fiscal 2002 as compared to fiscal 2001 due to a greater amount of receivables sold in fiscal 2002.

The cumulative credit loss assumptions used to estimate the fair value of credit enhancement assets are periodically reviewed by us and modified to reflect the actual credit performance for each securitization pool through the reporting date as well as estimates of future losses considering several factors including changes in the general economy. Changes in the fair value of credit enhancement assets as a result of modifications to the credit loss assumptions are reported as unrealized holding gains or losses in other comprehensive income until realized, or, in the case of unrealized holding losses considered to be other than temporary, as a charge to operations.

We increased the cumulative credit loss assumptions (including remaining unrealized gains at time of sale) used in measuring the fair value of credit enhancement assets to a range of 10.4% to 12.7% as of June 30, 2002, from a range of 8.7% to 11.7% as of June 30, 2001, resulting in an unrealized holding loss of $68.2 million for fiscal 2002. The range of cumulative credit loss assumptions was increased to reflect adverse actual credit performance compared to previous assumptions as well as expectations for higher future losses due to deterioration in the general economy during fiscal 2002.

We decreased the cumulative credit loss assumptions (including remaining unrealized gain at time of sale) used in measuring the fair value of credit enhancement assets to a range of 8.7% to 11.7% as of June 30, 2001, from a range of 9.4% to 12.6% as of June 30, 2000, resulting in an unrealized holding gain of $36.1 million for fiscal 2001. The range of cumulative credit loss assumptions was decreased to reflect favorable actual credit performance compared to previous assumptions.

Differences between cumulative credit loss assumptions used in individual securitization pools can be attributed to the original credit attributes of a pool, actual credit performance through the reporting date and pool seasoning to the extent that changes in economic trends will have more of an impact on the expected future performance of less seasoned pools.

Unrealized holding losses related to changes in interest rates of $22.3 million for fiscal 2002 resulted primarily from a decline in estimated future cash flows to be generated from investment income earned on restricted cash and Trust cash collection accounts due to lower short-term market interest rates. Unrealized holding gains related to changes in interest rates of $55.2 million for fiscal 2001 resulted primarily from an increase in estimated future cash flows from the Trusts due to lower interest rates payable to investors on the floating rate tranches of securitization transactions. This unrealized gain was offset by the unrealized losses on cash flow hedges for fiscal 2001 described below.

Net unrealized gains of $7.9 million and $7.5 million were reclassified into earnings during fiscal 2002 and 2001, respectively, and relate primarily to recognition of excess estimated cash flows over our initial investment and cash collected to date as well as recognition of unrealized gains at time of sale.

Another component of other comprehensive income is unrealized losses on cash flow hedges. Unrealized losses on cash flow hedges were $11.8 million for fiscal 2002, compared to $64.2 million for fiscal 2001. Short-term market interest rates decreased during fiscal 2002 and 2001, resulting in an increase in the liability related to our interest rate swap agreements. The unrealized losses were less in fiscal 2002, since, commencing in January 2001, interest rate swap agreements have been executed within the Trusts, thus neutralizing the impact of changes in interest rates (except relative to investment income) on the fair value of credit enhancement assets for Trusts established thereafter. Unrealized gains or losses on cash flow hedges are reclassified into earnings as our unrealized gain or loss related to interest rate fluctuations on our credit enhancement assets are reclassified. Net unrealized losses reclassified into earnings were $9.1 million for fiscal 2002.

Net Margin

A key measure of our performance is net margin. Net margin is the difference between finance charge, fee and other income earned on our receivables and the cost to fund the receivables as well as the cost of debt incurred for general corporate purposes.

Our net margin as reflected in the consolidated income statements is as follows (in thousands):

	Years Ended June 30,
	2002	2001
Finance charge, fee and other income	$352,317	$235,217
Funding costs	(135,928)	(116,024)

Net margin	$216,389	$119,193

We evaluate the profitability of our lending activities based partly upon the net margin related to our managed auto loan portfolio, including receivables held for sale and serviced receivables. We have historically securitized our receivables held for sale and recorded a gain on the sale of such receivables. The net margin on a managed basis presented below assumes that securitized receivables have not been sold and are still on our consolidated balance sheet. Accordingly, no gain on sale or servicing fee income would have been recognized. Instead, finance charges and fees would be recognized over the life of the securitized receivables as accrued, and interest and other costs related to the asset-backed securities would be recognized as incurred.

Net margin for our managed auto loan portfolio is as follows (in thousands):

	Years Ended June 30,
	2002	2001
Finance charge, fee and other income	$2,298,439	$1,628,483
Funding costs	(759,324)	(630,982)

Net margin	$1,539,115	$997,501

Net margin as a percentage of average managed auto receivables outstanding is as follows (dollars in thousands):

	Years Ended June 30,
	2002	2001
Finance charge, fee and other income	18.4%	19.6%
Funding costs	(6.1)	(7.6)

Net margin as a percentage of average managed auto receivables	12.3%	12.0%

Average managed auto receivables	$12,464,346	$8,291,636

Net margin as a percentage of average managed auto receivables increased for fiscal 2002 compared to fiscal 2001 as we were able to retain some of the benefit of declining interest rates in our loan pricing strategies.

Year Ended June 30, 2001 as compared to Year Ended June 30, 2000

Revenue

Our average managed receivables outstanding consisted of the following (in thousands):

	Years Ended June 30,
	2001	2000
Auto:
Held for sale	$1,046,306	$543,518
Serviced	7,245,330	4,791,062

	8,291,636	5,334,580
Other	2,969	22,011

	$8,294,065	$5,356,591

Average managed receivables outstanding increased by 55% as a result of higher loan purchase volume. We purchased $6,378.7 million of auto loans during fiscal 2001, compared to purchases of $4,427.9 million during fiscal 2000. This growth resulted from increased loan production at branches open during both periods as well as expansion of our branch network. Loan purchases at branch offices opened prior to June 30, 1999, were 19.0% higher in fiscal 2001 versus fiscal 2000. We operated 232 auto lending branch offices as of June 30, 2001, compared to 196 as of June 30, 2000.

The average new loan size was $15,430 for fiscal 2001, compared to $14,257 for fiscal 2000. The average annual percentage rate on loans purchased during fiscal 2001 was 19.0%, compared to 18.9% during fiscal 2000.

Finance charge income consisted of the following (in thousands):

	Years Ended June 30,
	2001	2000
Auto	$225,210	$123,093
Other		1,057

	$225,210	$124,150

The increase in finance charge income was primarily due to an increase of 93% in average auto receivables held for sale in fiscal 2001 versus fiscal 2000. Our effective yield on our auto receivables held for sale decreased to 21.5% for fiscal 2001 from 22.7% for fiscal 2000. The effective yield is higher than the contractual rates of our auto finance contracts primarily as a result of finance charge income earned between the date the auto finance contract is originated by the automobile dealership and the date the auto finance contract is funded by us. The effective yield decreased for fiscal 2001 due to lower levels of finance charges earned between the origination date and funding date.

The gain on sale of receivables consisted of the following (in thousands):

	Years Ended June 30,
	2001	2000
Auto	$301,768	$207,559
Other		1,511

	$301,768	$209,070

The increase in gain on sale of auto receivables of 45% resulted from the sale of $5,300.0 million of receivables in fiscal 2001 as compared to $4,000.0 million of receivables sold in fiscal 2000. The gain as a percentage of auto receivables sold increased to 5.7% for fiscal 2001 from 5.2% for fiscal 2000 primarily due to increased interest margins as a result of a decrease in short-term market interest rates.

Significant assumptions used in determining the gain on sale of auto receivables were as follows (the weighted average discount rate was used in fiscal 2000 due to the discount rate change during that year):

	Years Ended June 30,
	2001	2000
Cumulative credit losses (including unrealized gains at time of sale)	11.3%	10.9%
Discount rate used to estimate present value:
Interest-only receivables from Trusts	14.0%	12.3%
Investments in Trust receivables	9.8%	8.1%
Restricted cash	9.8%	8.1%

The cumulative credit loss assumptions utilized at the time of sale of receivables were determined using a range of possible outcomes based on historical experience, credit attributes for the specific pool of receivables and general economic factors. We increased the assumption for cumulative credit losses used in determining the gain on sale of receivables during fiscal 2001 to incorporate an expected increase in credit losses resulting from the general decline in the economy, including higher unemployment rates.

The unrealized gains at time of sale represent the excess of the fair value of credit enhancement assets over our carrying value related to such interests when receivables are sold. The cumulative credit loss assumption, including unrealized gains at time of sale, reflects the approximate level that cumulative credit losses could reach

(notwithstanding other assumptions) in a securitization pool before the credit enhancement assets could suffer an other than temporary impairment.

The discount rates used to estimate the present value of credit enhancement assets are based on the relative risks of each asset type. Interest-only receivables from Trusts represent estimated future excess cash flows in the Trusts and have a first loss position to absorb any shortfall in Trust cash flows due to adverse credit loss development or adverse changes in Trust performance relative to other assumptions. While we earn a higher yield on our securitized receivables, we utilize a 14.0% discount rate for interest-only receivables from Trusts since undiscounted estimated future excess cash flows already incorporate a default assumption and the receivables underlying the securitization represent a diverse pool of assets. Restricted cash and investments in Trust receivables are backed by cash and receivables and are senior to interest-only receivables from Trusts for credit enhancement purposes. Accordingly, restricted cash and investments in Trust receivables are assigned a lower discount rate than the interest-only receivables from Trusts.

We increased the discount rate used in determining the gain on sale of auto receivables effective for auto receivables sold subsequent to June 1, 2000. The discount rate used to estimate the present value of interest-only receivables from Trusts increased to 14.0% from 12.0% and the discount rate used to estimate the present value of investments in Trust receivables and restricted cash increased to 9.8% from 7.8%. The increased discount rate results only in a difference in the timing of revenue recognition from securitizations and has no effect on our estimate of expected excess cash flows from such transactions. While the total amount of revenue recognized over the term of a securitization transaction is the same, a higher discount rate results in (1) lower initial gains on the sale of receivables and (2) higher subsequent servicing fee income from accretion of the additional discount.

Servicing fee income increased to $281.2 million, or 3.9% of average serviced auto receivables, for fiscal 2001, compared to $170.3 million, or 3.6% of average serviced auto receivables, for fiscal 2000. Servicing fee income represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by us as servicer of the auto receivables sold to the Trusts. The growth in servicing fee income is attributable to the increase in average serviced auto receivables outstanding for fiscal 2001 compared to fiscal 2000.

Costs and Expenses

Operating expenses as a percentage of average managed receivables outstanding decreased to 3.7% for fiscal 2001, compared to 4.2% for fiscal 2000. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $85.2 million, or 38%, primarily due to the addition of branch offices and loan processing and servicing staff.

The provision for loan losses increased to $31.4 million for fiscal 2001 from $16.4 million for fiscal 2000 due to higher average amounts of receivables held for sale. As a percentage of average receivables held for sale, the provision for loan losses was 3.0% for fiscal 2001 and 2000.

Interest expense increased to $116.0 million for fiscal 2001 from $69.3 million for fiscal 2000 due to higher debt levels. Average debt outstanding was $1,255.0 million and $697.3 million for fiscal 2001 and 2000, respectively. Our effective rate of interest paid on our debt decreased to 9.2% from 9.9% as a result of lower short-term market interest rates.

Our effective income tax rate was 38.5% for fiscal 2001 and 39.8% for fiscal 2000. The effective tax rate was higher for fiscal 2000 due to the non-deductible write-off of goodwill related to the closing of the mortgage operations.

Other Comprehensive Income

The unrealized gains on credit enhancement assets consisted of the following (in thousands):

	Years Ended June 30,
	2001	2000
Unrealized gains at time of sale	$27,424	$21,283
Unrealized holding gains related to changes in credit loss assumptions	36,056	19,073
Unrealized holding gains related to changes in interest rates	55,191
Net reclassification into earnings	(7,546)	(2,361)

	$111,125	$37,995

The unrealized gains at time of sale represent the excess of the fair value of credit enhancement assets over our carrying value related to such interests when receivables are sold. Unrealized gains at time of sale were higher for fiscal 2001 as compared to fiscal 2000 due to a greater amount of receivables sold in fiscal 2001.

The cumulative credit loss assumptions used to estimate the fair value of credit enhancement assets are periodically reviewed by us and modified to reflect the actual credit performance for each securitization pool through the reporting date as well as estimates of future losses considering several factors including changes in the general economy. Changes in the fair value of credit enhancement assets as a result of modifications to the credit loss assumptions are reported as unrealized holding gains or losses in other comprehensive income until realized, or, in the case of unrealized holding losses considered to be other than temporary, as a charge to operations.

We decreased the cumulative credit loss assumptions (including remaining unrealized gains at time of sale) used in measuring the fair value of credit enhancement assets to a range of 8.7% to 11.7% as of June 30, 2001, from a range of 9.4% to 12.6% as of June 30, 2000, resulting in an unrealized holding gain of $36.1 million for fiscal 2001. The range of cumulative credit loss assumptions was decreased to reflect favorable actual credit performance compared to previous assumptions.

We decreased the cumulative credit loss assumptions (including remaining unrealized gains at time of sale) used in measuring the fair value of credit enhancement assets on certain of our securitization pools as of June 30, 2000, resulting in an unrealized holding gain of $19.1 million for fiscal 2000. The cumulative credit loss assumptions were decreased in those securitization pools to reflect favorable actual credit performance compared to previous assumptions.

Differences between cumulative credit loss assumptions used in individual securitization pools can be attributed to the original credit attributes of a pool, actual credit performance through the reporting date and pool seasoning to the extent that changes in economic trends will have more of an impact on the expected future performance of less seasoned pools.

Unrealized holding gains related to changes in interest rates of $55.2 million for fiscal 2001 resulted primarily from an increase in estimated future cash flows from the Trusts due to lower interest rates payable to investors on the floating rate tranches of securitization transactions. This gain was offset by the unrealized losses on cash flow hedges for fiscal 2001 described below. There were no unrealized holding gains related to changes in interest rates for fiscal 2000.

Net unrealized gains of $7.5 million and $2.4 million were reclassified into earnings during fiscal 2001 and 2000, respectively, and relate primarily to recognition of excess estimated cash flows over our initial investment and cash collected to date as well as recognition of unrealized gains at time of sale.

Another component of other comprehensive income is unrealized losses on cash flow hedges. Unrealized losses on cash flow hedges were $64.2 million for fiscal 2001. Short-term market interest rates decreased during fiscal 2001, resulting in an increase in the liability related to our interest rate swap agreements. Prior to our adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by Statement of Financial Accounting Standards No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133,” and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 133”), on July 1, 2000, we recognized our derivative financial instruments as a part of our credit enhancement assets rather than as a separate liability on our consolidated balance sheets. Accordingly, no unrealized gains or losses on cash flow hedges were recognized in fiscal 2000. Unrealized gains or losses on cash flow hedges are reclassified into earnings as our unrealized gain or loss related to interest rate fluctuations on our credit enhancement assets are reclassified.

Net Margin

A key measure of our performance is net margin. Net margin is the difference between finance charge, fee and other income earned on our receivables and the cost to fund the receivables as well as the cost of debt incurred for general corporate purposes.

Our net margin as reflected in the consolidated income statements is as follows (in thousands):

	Years Ended June 30,
	2001	2000
Finance charge, fee and other income	$235,217	$130,359
Funding costs	(116,024)	(69,310)

Net margin	$119,193	$61,049

We evaluate the profitability of our lending activities based partly upon the net margin related to our managed auto loan portfolio, including receivables held for sale and serviced receivables. We have historically securitized our receivables held for sale and recorded a gain on the sale of such receivables. The net margin on a managed basis presented below assumes that securitized receivables have not been sold and are still on our consolidated balance sheet. Accordingly, no gain on sale or servicing fee income would have been recognized. Instead, finance charges and fees would be recognized over the life of the securitized receivables as accrued, and interest and other costs related to the asset-backed securities would be recognized as incurred.

Net margin for the our managed auto loan portfolio is as follows (in thousands):

	Years Ended June 30,
	2001	2000
Finance charge, fee and other income	$1,628,483	$1,048,382
Funding costs	(630,982)	(404,724)

Net margin	$997,501	$643,658

Net margin as a percentage of average managed auto receivables outstanding is as follows (dollars in thousands):

	Years Ended June 30,
	2001	2000
Finance charge, fee and other income	19.6%	19.6%
Funding costs	(7.6)	(7.6)

Net margin as a percentage of average managed auto receivables	12.0%	12.0%

Average managed auto receivables	$8,291,636	$5,334,580

Credit Quality

We provide financing in relatively high-risk markets, and, therefore, anticipate a corresponding high level of delinquencies and charge-offs.

Historically, receivables purchased by us have been held on our balance sheet until such loans are sold in a securitization transaction. However, receivables may be ineligible for sale if they do not meet certain criteria established in connection with securitization transactions, the most significant of which is that receivables must be less than 31 days delinquent at the time of sale. Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses on the balance sheet at a level considered adequate to cover probable credit losses on receivables that are either currently ineligible for sale or may in the future become ineligible for sale and thus may be held indefinitely by us. Receivables held for sale are charged-off to the allowance for loan losses when we repossess and dispose of the collateral or the account is otherwise deemed uncollectable.

We have periodically sold receivables in securitization transactions to Trusts and retained an interest in the receivables sold in the form of credit enhancement assets. Credit enhancement assets are reflected on our balance sheet at fair value, calculated based upon the present value of estimated excess future cash flows from the Trusts using, among other assumptions, estimates of future cumulative credit losses on the receivables sold. Charge-offs of receivables that have been sold to Trusts decrease the amount of excess future cash flows from the Trusts. If such charge-offs are expected to exceed our original estimates of cumulative credit losses, the fair value of credit enhancement assets could be written down through an impairment charge to earnings.

The following tables present certain data related to our managed receivables portfolio (dollars in thousands):

	June 30, 2002
	Held for Sale	Serviced		Total Managed
Principal amount of receivables	$2,261,718	$12,500,743		$14,762,461

Nonaccretable acquisition fees	(40,618)			(40,618)
Allowance for loan losses	(22,709)	$(1,380,213	)(a)	$(1,402,922)

Receivables, net	$2,198,391

Number of outstanding contracts	148,826	975,562		1,124,388

Average principal amount of outstanding contract (in dollars)	$15,197	$12,814		$13,129

Allowance for loan losses and nonaccretable acquisition fees as a percentage of receivables	2.8%	11.0%		9.8%

(a)
The allowance for loan losses related to serviced auto receivables is factored into the valuation of interest-only receivables from Trusts in our consolidated balance sheets. Assumptions for cumulative credit losses are added and charge-offs of receivables that have been sold to Trusts reduce the allowance for loan losses.

	June 30, 2001
	Held for Sale	Serviced		Total Managed
Principal amount of receivables	$1,973,828	$8,229,918		$10,203,746

Nonaccretable acquisition fees	(42,280)			(42,280)
Allowance for loan losses	(10,083)	$(868,184	)(a)	$(878,267)

Receivables, net	$1,921,465

Number of outstanding contracts	133,214	690,705		823,919

Average principal amount of outstanding contract (in dollars)	$14,817	$11,915		$12,384

Allowance for loan losses and nonaccretable acquisition fees as a percentage of receivables	2.7%	10.6%		9.0%

(a)
The allowance for loan losses related to serviced auto receivables is factored into the valuation of interest-only receivables from Trusts in our consolidated balance sheets. Assumptions for cumulative credit losses are added and charge-offs of receivables that have been sold to Trusts reduce the allowance for loan losses.

The following is a summary of auto receivables that are (1) more than 30 days delinquent, but not yet in repossession, and (2) in repossession (dollars in thousands):

	June 30, 2002
	Held for Sale		Serviced		Total Managed
	Amount	Percent	Amount	Percent	Amount	Percent
Delinquent contracts:
31 to 60 days	$41,512	1.8%	$1,000,753	8.0%	$1,042,265	7.0%
Greater than 60 days	34,084	1.5	450,934	3.6	485,018	3.3

	75,596	3.3	1,451,687	11.6	1,527,283	10.3
In repossession	14,257	0.7	147,272	1.2	161,529	1.1

	$89,853	4.0%	$1,598,959	12.8%	$1,688,812	11.4%

	June 30, 2001
	Held for Sale		Serviced		Total Managed
	Amount	Percent	Amount	Percent	Amount	Percent
Delinquent contracts:
31 to 60 days	$36,791	1.9%	$639,634	7.7%	$676,425	6.6%
Greater than 60 days	14,778	0.8	235,313	2.9	250,091	2.5

	51,569	2.7	874,947	10.6	926,516	9.1
In repossession	8,737	0.4	96,766	1.2	105,503	1.0

	$60,306	3.1%	$971,713	11.8%	$1,032,019	10.1%

        Delinquencies in our managed receivables portfolio may vary from period to period based upon the average age or seasoning of the portfolio, seasonality within the calendar year and economic factors. Due to our target customer base, a relatively high percentage of accounts become delinquent at some point in the life of a loan and there is a fairly high rate of account movement between current and delinquent status in the portfolio. Delinquencies were higher as of June 30, 2002, compared to June 30, 2001, due to continued weakness in the economy, including higher unemployment rates, and, to a lesser extent, an increase in the average age of our managed receivables portfolio.

In accordance with our policies and guidelines, we at times offer payment deferrals to consumers, whereby the consumer is allowed to move a delinquent payment to the end of the loan typically by paying a fee

(approximately the interest portion of the payment deferred). Our policies and guidelines, as well as certain contractual restrictions in our securitization transactions, limit the number and frequency of deferments that may be granted. An account for which all delinquent payments are deferred is classified as current at the time the deferment is granted. Thereafter, such account is aged based on the timely payment of future installments in the same manner as any other account. Contracts receiving a payment deferral as an average quarterly percentage of average managed auto receivables outstanding were 4.9%, 4.7% and 4.4% for fiscal 2002, 2001 and 2000, respectively. Receivables held for sale receiving a payment deferral were less than 2.0% of the total amount deferred in fiscal 2002, 2001 and 2000.

We evaluate the results of our deferment strategies based upon the amount of cash installments that are collected on accounts that have been deferred versus the extent to which the collateral underlying deferred accounts has depreciated over the same period of time. We believe that payment deferrals granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the portfolio.

The following table presents charge-off data with respect to our auto receivables portfolio (dollars in thousands):

	Years Ended June 30,
	2002	2001	2000
Held for sale:
Repossession charge-offs	$76,799	$26,554	$16,080
Less: Recoveries	(39,520)	(13,850)	(8,490)
Mandatory charge-offs(1)	17,141	4,630	2,033

Net charge-offs	$54,420	$17,334	$9,623

Serviced:
Repossession charge-offs	$740,016	$432,590	$325,115
Less: Recoveries	(355,252)	(220,565)	(173,591)
Mandatory charge-offs(1)	134,634	72,332	53,129

Net charge-offs	$519,398	$284,357	$204,653

Total managed:
Repossession charge-offs	$816,815	$459,144	$341,195
Less: Recoveries	(394,772)	(234,415)	(182,081)
Mandatory charge-offs(1)	151,775	76,962	55,162

Net charge-offs	$573,818	$301,691	$214,276

Net charge-offs as a percentage of average managed receivables outstanding	4.6%	3.6%	4.0%

Recoveries as a percentage of repossession charge-offs	48.3%	51.1%	53.4%

(1)	Mandatory charge-offs represent accounts charged-off in full with no recovery amounts realized at time of charge-off.

Net charge-offs as an annualized percentage of average managed receivables outstanding may vary from period to period based upon the average age or seasoning of the portfolio and economic factors. Net charge-offs increased for fiscal 2002 compared to fiscal 2001 due to continued weakness in the economy, including higher unemployment rates, and due to lower net recoveries on repossessed vehicles. Net charge-offs decreased for fiscal 2001 compared to fiscal 2000 due to changes in our credit strategies and favorable economic conditions. Recoveries as a percentage of repossession charge-offs decreased due to general declines in used car auction values.

Liquidity and Capital Resources

Our primary sources of cash have been borrowings under our warehouse facilities and sales of auto receivables to Trusts in securitization transactions. Our primary uses of cash have been purchases of receivables and funding credit enhancement requirements for securitization transactions.

We required cash of $9,055.0 million, $6,367.8 million and $4,425.8 million for the purchase of auto finance contracts during fiscal 2002, 2001 and 2000, respectively. These purchases were funded initially utilizing warehouse facilities and subsequently through the sale of auto receivables in securitization transactions.

We have three separate funding agreements with administrative agents on behalf of institutionally managed commercial paper conduits and bank groups with aggregate structured warehouse financing availability of approximately $3,595.0 million. One of the commercial paper facilities is renewable annually and provides for available structured warehouse financing of $550.0 million through September 2002. Another facility provides for multi-year structured warehouse financing with availability of $500.0 million through November 2003. A fourth facility provides for available structured warehouse financing of $2,545.0 million, of which $380.0 million matures in March 2003 and the remaining $2,165.0 million matures in March 2005. No amounts were outstanding under these facilities as of June 30, 2002. We had a $250.0 million commercial paper facility, which matured in September 2002, which we are seeking to renew in whole or in part.

We also have three funding agreements with administrative agents on behalf of institutionally managed medium term note conduits under which $500.0 million, $750.0 million and $500.0 million, respectively, of proceeds are available through the terms of the agreements. The funding agreements allow for the substitution of auto receivables (subject to an overcollateralization formula) for cash, and vice versa, thus allowing us to use the medium term note proceeds to finance auto receivables on a revolving basis. The agreements mature in December 2003, June 2004 and February 2005, respectively. A total of $1,750.0 million was outstanding under these facilities as of June 30, 2002.

Our Canadian subsidiary has a revolving credit agreement, under which the subsidiary may borrow up to $150 million Cdn., subject to a defined borrowing base. This facility matures in August 2003. A total of $2.0 million was outstanding under the Canadian revolving credit agreement as of June 30, 2002. Additionally, our Canadian subsidiary has a warehouse credit facility with availability of $100.0 million Cdn., subject to a defined borrowing base. The warehouse credit facility expires in May 2003. No amounts were outstanding under the warehouse credit facility as of June 30, 2002.

As is customary in our industry, certain of our warehouse facilities need to be renewed on an annual basis. We have historically been successful in renewing and expanding these facilities on an annual basis. If we were unable to renew these facilities on acceptable terms, there could be a material adverse effect on our financial position, results of operations and liquidity.

In June 2002, we issued $175.0 million of 9.25% senior notes that are due in May 2009. Interest on the notes is payable semiannually in May and November. The proceeds from the senior notes issuance were used to redeem $135.4 million of our $175.0 million 9.25% senior notes due in 2004. Subsequent to June 2002, we redeemed the remaining $39.6 million of senior notes due in 2004.

The following table summarizes the scheduled payments under our contractual long-term debt obligations (in thousands):

	Years Ending June 30,
	2003	2004 – 2005	2006 – 2007	After 2007	Total
Operating leases	$80,605	$28,572	$21,280	$33,002	$163,459
Other notes payable	37,291	17,976	7,674	3,870	66,811
Medium term notes		1,750,000			1,750,000
Senior notes	39,631		200,000	175,000	414,631

Total	$157,527	$1,796,548	$228,954	$211,872	$2,394,901

We completed thirty-three auto receivables securitization transactions through June 30, 2002. The proceeds from the transactions were primarily used to repay borrowings outstanding under our warehouse facilities.

A summary of the active transactions through June 30, 2002 is as follows (in millions):

Transaction(a)	Date	Original Amount	Balance at June 30, 2002
1998-D	November 1998	$625.0	$74.5
1999-A	February 1999	700.0	104.1
1999-B	May 1999	1,000.0	196.9
1999-C	August 1999	1,000.0	257.9
1999-D	October 1999	900.0	260.5
2000-A	February 2000	1,300.0	437.8
2000-B	May 2000	1,200.0	488.0
2000-C	August 2000	1,100.0	506.2
2000-1	November 2000	495.0	235.3
2000-D	November 2000	600.0	319.4
2001-A	February 2001	1,400.0	794.2
2001-1	April 2001	1,089.0	663.9
2001-B	July 2001	1,850.0	1,342.8
2001-C	September 2001	1,600.0	1,269.0
2001-D	October 2001	1,800.0	1,469.2
2002-A	February 2002	1,600.0	1,466.3
2002-1	April 2002	990.0	922.7
2002-A Canada(b)	May 2002	158.9	147.5
2002-B	June 2002	1,200.0	1,191.5

		$20,607.9	$12,147.7

(a)	Transactions 1994-A, 1995-A and B, 1996-A, B, C and D, 1997-A, B, C and D, and 1998-A, B and C originally totaling $3,520.5 million have been paid off as of June 30, 2002.

(b)	The balance at June 30, 2002 reflects fluctuations in foreign currency translation rates in addition to principal pay downs.

In connection with securitization transactions, we are required to provide credit enhancement in order to attain specific credit ratings for the asset-backed securities issued by the Trusts. We typically make an initial deposit to a restricted cash account and subsequently use excess cash flows generated by the Trusts to either increase the restricted cash account or repay the outstanding asset-backed securities on an accelerated basis, thus creating additional credit enhancement through overcollateralization in the Trusts. When the credit enhancement levels reach specified percentages of the Trust’s pool of receivables, excess cash flows are distributed to us. We generally expect to begin to receive excess cash flow distributions from our insured securitization transactions approximately 15 to 18 months after receivables are securitized, although the timing of cash flow distributions is dependent upon the structure of the securitization transaction.

We employ two types of securitization structures. The structure we utilize most frequently involves the purchase of a financial guaranty policy issued by an insurer to cover the asset-backed securities and the use of reinsurance and other alternative credit enhancements to reduce the required initial deposit to the restricted cash account. The reinsurance used to reduce our initial cash deposit has typically been arranged by the insurer of the asset-backed securities. As of June 30, 2002, we had commitments from the insurer for an additional $125.5 million of reinsurance that expires in December 2002. In August 2002, we obtained an additional $200.0 million of reinsurance commitments that will expire in December 2003. The new reinsurance commitments increase our initial cash deposit requirement to a level of 3%, compared to 2% under the previous commitments, which will require an additional $50.0 million of cash deposits over the term of the new commitments. Also, in August 2002, we entered into a revolving credit enhancement facility that provides for borrowing up to $290 million for the financing of bonds rated BBB- and BB- by Standard and Poor’s in connection with securitization transactions. This credit facility provides additional liquidity for credit enhancement in future. We rely on these reinsurance arrangements and the credit facility to supplement the amount of cash we would otherwise require to support our securitization program. If we were unable to access reinsurance or alternative credit enhancements on acceptable terms, there could be a material adverse effect on our liquidity.

We had a credit enhancement facility with a financial institution which we used to fund a portion of the initial cash deposit in securitization transactions through October 2001, similar to the amount covered by the reinsurance described above. Borrowings under the credit enhancement facility were collateralized by our credit enhancement assets. In June 2002, this credit enhancement facility was terminated by mutual agreement and borrowings under this facility have been repaid with a corresponding release of restricted cash. We replaced the credit enhancement provided by this facility with a $130.0 million letter of credit from another financial institution. This letter of credit does not represent funded debt and, therefore, is not recorded as debt on our consolidated balance sheet.

Our second securitization structure involves the sale of subordinate asset-backed securities in order to provide credit enhancement for the senior asset-backed securities. The subordinate asset-backed securities replace a portion of our initial credit enhancement deposit otherwise required in a securitization transaction in a manner similar to the utilization of reinsurance or other alternative credit enhancements described in the preceding paragraphs.

Initial deposits for credit enhancement purposes were $368.5 million, $180.0 million and $192.0 million for fiscal 2002, 2001 and 2000, respectively. Borrowings under the credit enhancement facility of $182.5 million, $57.0 million and $72.0 million for fiscal 2002, 2001 and 2000, respectively, were used to fund initial deposits for credit enhancement purposes. Excess cash flows distributed to us were $243.6 million, $214.6 million and $125.1 million for fiscal 2002, 2001 and 2000, respectively.

With respect to our securitization transactions covered by a financial guaranty insurance policy, agreements with the insurer provide that if delinquency, default or net loss ratios in a Trust’s pool of receivables exceed certain targets, the specified credit enhancement levels would be increased. If a targeted ratio were exceeded in any insured securitization and a waiver were not granted by the insurer, excess cash flows from all of our insured securitizations could be used by the insurer to increase credit enhancement for the securitization in which a ratio was exceeded to higher specified levels rather than being distributed to us. If a targeted ratio were exceeded for an extended period of time in larger securitizations requiring a greater amount of additional credit enhancement, there could be a material adverse effect on our liquidity.

As of August 31, 2002, none of our securitizations had delinquency, default or net loss ratios in excess of the targeted levels. However, as a result of expected seasonal increases in delinquency levels through February 2003 and the prospects for continued economic weakness, we believe that it is likely that the initially targeted delinquency ratios will be exceeded in certain of our securitizations during that time period. In September 2002, the insurer agreed to revise the targeted delinquency trigger levels through and including the March 2003 distribution date. As a result, we do not expect to exceed the revised targets with respect to any Trusts. We anticipate that expected seasonal improvements in delinquency levels after February 2003 will result in the ratios being reduced below applicable target levels. However, further deterioration in the economy subsequent to March 2003 could cause targeted ratios to be exceeded, resulting in greater stress on our liquidity position in the event additional waivers are not granted. We may be required to significantly decrease loan origination activities, and implement other significant expense reductions, if securitization distributions to us are materially decreased for a prolonged period of time.

On September 12, 2002, Moody’s Investors Service announced its intention to review us for a potential credit rating downgrade. On September 17, 2002, Fitch Ratings announced that it had placed our senior debt rating on Rating Watch Negative. In the event of a downgrade, certain of our derivative collateral lines will be reduced. We anticipate that the reductions in these derivative collateral lines would require us to pledge an additional $25 million to $40 million in cash to maintain our open derivative positions.

We believe that we will continue to require the execution of securitization transactions and the renewal of our existing warehouse facilities, in order to fund our future liquidity needs. There can be no assurance that funding will be available to us through these sources or, if available, that it will be on terms acceptable to us. If these sources of funding are unavailable to us on a regular basis, we may be required to significantly decrease loan origination activities and implement significant expense reductions, all of which may have a material adverse affect on our ability to achieve our business and financial objectives.

Interest Rate Risk

Our earnings are affected by changes in interest rates as a result of our dependence upon the issuance of interest-bearing securities and the incurrence of debt to fund our lending activities. Several factors can influence our ability to manage interest rate risk. First, auto finance contracts are purchased at fixed interest rates, while the amounts borrowed under warehouse credit facilities bear interest at variable rates that are subject to frequent adjustment to reflect prevailing market interest rates. Second, the interest rate demanded by investors in securitizations is a function of prevailing market rates for comparable transactions and the general interest rate environment. Because the auto finance contracts purchased by us have fixed interest rates, we bear the risk of smaller gross interest rate spreads in the event interest rates increase during the period between the date receivables are purchased and the completion and pricing of securitization transactions. In addition, the securities issued by the Trusts in our securitization transactions may bear interest at floating rates that are subject to monthly adjustment to reflect prevailing market interest rates.

We utilize several strategies to minimize the risk of interest rate fluctuations, including the use of derivative financial instruments, the regular sale of auto receivables to the Trusts and pre-funding of securitization transactions. Pre-funding securitizations is the practice of issuing more asset-backed securities than the amount of receivables initially sold to the Trust. The proceeds from the pre-funded portion are held in an escrow account until additional receivables are sold to the Trust in amounts up to the balance of the pre-funded escrow account. In pre-funded securitizations, borrowing costs are locked in with respect to the loans subsequently delivered to the Trust. However, we incur an expense in pre-funded securitizations equal to the difference between the money market yields earned on the proceeds held in escrow prior to the subsequent delivery of receivables and the interest rate paid on the asset-backed securities outstanding.

Derivative financial instruments are utilized to manage the gross interest rate spread on our securitization transactions. We sell fixed rate auto receivables to Trusts that, in turn, sell either fixed rate or floating rate securities to investors. The fixed rates on securities issued by the Trusts are indexed to market interest rate swap spreads for transactions of similar duration or various London Interbank Offered Rates (“LIBOR”). The floating rates on securities issued by the Trusts are indexed to LIBOR. We use interest rate swap agreements to convert the floating rate exposures on securities issued by the Trusts to a fixed rate hedging the variability in future excess cash flows to be received by us over the life of the securitization attributable to interest rate risk. We utilize these derivative financial instruments to modify our net interest sensitivity to levels deemed appropriate based on our risk tolerance.

We also use an interest rate swap agreement to hedge the fair value of certain of our fixed rate senior notes. The carrying value of the senior notes is adjusted to reflect the effective portion of the fair value hedge. The fair value of the interest rate swap agreement is included on our consolidated balance sheets in other assets.

In addition, we utilize interest rate cap agreements as part of our interest rate risk management strategy for securitization transactions as well as for warehouse credit facilities. The purchaser of the interest rate cap agreement pays a premium in return for the right to receive the difference in the interest cost at any time a specified index of market interest rates rises above the stipulated “cap” rate. The interest rate cap agreement purchaser bears no obligation or liability if interest rates fall below the “cap” rate. Our special purpose finance subsidiaries are contractually required to purchase interest rate cap agreements as credit enhancement in connection with securitization transactions involving notes with floating interest rates and warehouse credit facilities. We simultaneously sell a corresponding interest rate cap agreement in order to offset cash needed to purchase the interest rate cap agreement. The fair value of the interest rate cap agreements purchased and sold by us is included in other assets and liabilities on our consolidated balance sheets. The fair value of the interest rate cap agreements purchased by the Trusts is reflected in the valuation of the credit enhancement assets.

The following table provides information about our interest rate-sensitive financial instruments by expected maturity date as of June 30, 2002 (dollars in thousands):

	Years Ending June 30,
	2003	2004	2005	2006	2007	Thereafter	Fair Value
Assets:
Receivables held for sale	$2,198,391						$2,315,010
Interest-only receivables from Trusts	$138,748	$177,201	$167,402	$31,146			$514,497
Interest rate swaps
Notional amounts	$200,000	$200,000	$200,000	$166,667			$5,548
Average pay rate	6.95%	8.68%	9.73%	10.21%
Average receive rate	9.88%	9.88%	9.88%	9.88%
Interest rate caps purchased
Notional amounts	$1,668,864	$1,444,276	$1,192,558	$911,248	$595,942	$242,017	$16,741
Average strike rate	6.61%	6.60%	6.60%	6.59%	6.59%	6.59%
Liabilities:
Warehouse credit facilities
Principal amounts	$1,974	$1,250,000	$500,000				$1,751,974
Weighted average effective interest rate	2.78%	4.57%	5.58%
Senior notes
Principal amounts	$39,631			$200,000		$175,000	$403,798
Weighted average effective interest rate	9.25%			9.88%		9.36%
Interest rate swaps
Notional amounts	$1,086,341	$535,780	$162,288	$9,655			$66,869	(a)
Average pay rate	7.08%	7.13%	7.07%	6.86%
Average receive rate	2.50%	4.26%	5.48%	5.91%
Interest rate caps sold
Notional amounts	$3,016,192	$2,273,768	$1,561,615	$980,597	$600,015	$242,017	$19,053
Average strike rate	6.77%	6.81%	6.84%	6.66%	6.60%	6.59%

(a)	Unrealized losses on interest rate swap agreements are offset by unrealized gains on credit enhancement assets.

The following table provides information about our interest-rate sensitive financial instruments by expected maturity date as of June 30, 2001 (dollars in thousands):

	Years Ending June 30,
	2002	2003	2004	2005	2006	Thereafter	Fair Value
Assets:
Receivables held for sale	$1,921,465						$2,032,603
Interest-only receivables from Trusts	$148,016	$107,034	$113,310	$19,535			$387,895
Interest rate caps purchased
Notional amounts	$3,285,879	$2,822,020	$2,101,618	$1,301,145	$516,854	$152,013	$18,640
Average strike rate	7.36%	7.40%	7.44%	7.46%	7.37%	7.31%
Liabilities:
Warehouse credit facilities
Principal amounts	$252,879		$1,250,000				$1,502,879
Weighted average effective interest rate	4.61%		6.64%
Senior notes
Principal amounts			$175,000		$200,000		$374,125
Weighted average effective interest rate			9.25%		9.88%
Interest rate swaps
Notional amounts	$1,564,897	$1,070,612	$520,980	$144,440	$8,538		$64,156	(a)
Average pay rate	7.03%	7.08%	7.13%	7.08%	6.82%
Average receive rate	4.14%	4.14%	4.10%	4.06%	4.06%
Interest rate caps sold
Notional amounts	$3,285,879	$2,822,020	$2,101,618	$1,301,145	$516,854	$152,013	$18,640
Average strike rate	7.36%	7.40%	7.44%	7.46%	7.37%	7.31%

(a)	Unrealized losses on interest rate swap agreements are offset by unrealized gains on credit enhancement assets.

We assume that receivables held for sale will be sold within one year of origination. Interest-only receivables from Trusts are estimated to be realized by us in future periods using discount rate, prepayment and credit loss assumptions similar to our historical experience. Notional amounts on interest rate swap and cap agreements are based on contractual terms. Warehouse credit facilities and senior notes principal amounts have been classified based on expected payoff.

Notional amounts, which are used to calculate the contractual payments to be exchanged under the contracts, represent average amounts that will be outstanding for each of the years included in the table. Notional amounts do not represent amounts exchanged by parties and, thus, are not a measure of our exposure to loss through our use of these agreements.

Management monitors our hedging activities to ensure that the value of hedges, their correlation to the contracts being hedged and the amounts being hedged continue to provide effective protection against interest rate risk. All transactions are entered into for purposes other than trading.

There can be no assurance that our strategies will be effective in minimizing interest rate risk or that increases in interest rates will not have an adverse effect on our profitability.

Current Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”) and Statement of Financial Accounting

Standards No. 142, “Accounting for Goodwill and Intangible Assets” (“SFAS 142”). SFAS 141 and SFAS 142 require that all business combinations initiated after June 30, 2001, be accounted for under the purchase method and establish the specific criteria for the recognition of intangible assets separately from goodwill. Under SFAS 142, goodwill will no longer be amortized, but will be subject to impairment tests at least annually. We adopted SFAS 141 on July 1, 2001, and it did not impact our financial position or results of operations. SFAS 142 will be effective for our fiscal year ending June 30, 2003. We do not believe that the adoption of SFAS 142 will have any impact of our financial position or results of operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). The statement requires that retirement obligations be recorded as a liability using the present value of the estimated cash flows and a corresponding amount would be capitalized as part of the asset’s carrying amount. The capitalized asset retirement cost would be amortized to expense over the asset’s useful life using a systematic and rational allocation method. The estimate of the asset retirement obligation will change and have to be revised over time. We do not believe that the adoption of this statement will have any impact on our financial position or results of operations. This statement will be effective for our fiscal year ending June 30, 2003.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 superceded Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” We do not believe that the adoption of this statement will have any impact on our financial position or results of operations. This statement will be effective for our fiscal year ending June 30, 2003.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002” (“SFAS 145”). SFAS 145 rescinds Statement of Financial Accounting Standards No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that statement, Statement of Financial Accounting Standards No. 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS 145 also rescinds Statement of Financial Accounting Standards No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. We do not believe that the adoption of this statement will have a material effect on our financial position or results of operations. This statement will be effective for our fiscal year ending June 30, 2003.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses the accounting and reporting for costs associated with exit or disposal activities and certain costs associated with those activities. We do not believe that the adoption of this statement will have any impact on our financial position or results of operations. This statement will be effective for our fiscal year ending June 30, 2003.

BUSINESS

General

We were incorporated in Texas on May 18, 1988, and succeeded to the business, assets and liabilities of a predecessor corporation formed under the laws of Texas on August 1, 1986. Our predecessor began operations in March 1987, and the business has been operated continuously since that time.

We and our subsidiaries have been operating in the automobile finance business since September 1992. We purchase auto finance contracts without recourse from franchised and select independent automobile dealerships and, to a lesser extent, makes loans directly to consumers buying used and new vehicles. As used in this prospectus supplement, “loans” includes auto finance contracts originated by dealers and purchased by us and direct extensions of credit made by us to consumer borrowers. We target consumers who are typically unable to obtain financing from traditional sources. Funding for our auto lending activities is obtained primarily through the sale of loans in securitization transactions. We service our automobile lending portfolio at regional centers using automated loan servicing and collection systems.

Automobile Finance Operations

Target Market.    Our automobile lending programs are designed to serve customers who have limited access to traditional automobile financing. Our typical borrowers have experienced prior credit difficulties or have modest income. Because we serve customers who are unable to meet the credit standards imposed by most traditional automobile financing sources, we generally charge interest at higher rates than those charged by traditional financing sources. As we provide financing in a relatively high risk market, we also expect to sustain a higher level of credit losses than traditional automobile financing sources.

Marketing.    Since we are primarily an indirect lender, we focus our marketing activities on automobile dealerships. We are selective in choosing the dealers with whom we conduct business and primarily pursue manufacturer franchised dealerships with used car operations and select independent dealerships. We select these dealers based on the type of vehicles sold. Specifically, we prefer to finance later model, low mileage used vehicles and moderately priced new vehicles. Of the contracts we purchased during the fiscal year ended June 30, 2002, approximately 97% were originated by manufacturer franchised dealers and 3% by select independent dealers. We purchased contracts from 19,401 dealers during the fiscal year ended June 30, 2002. No dealer location accounted for more than 1% of the total volume of contracts we purchased for that same period.

Prior to entering into a relationship with a dealer, we consider the dealer’s operating history and reputation in the marketplace. We then maintain a non-exclusive relationship with the dealer. This relationship is actively monitored with the objective of maximizing the volume of applications received from the dealer that meet our underwriting standards and profitability objectives. Due to the non-exclusive nature of our relationships with dealerships, the dealerships retain discretion to determine whether to obtain financing from us or from another source for a loan made by the dealership to a customer seeking to make a vehicle purchase. Branch personnel and other marketing representatives regularly telephone and visit dealers to solicit new business and to answer any questions dealers may have regarding our financing programs and capabilities. These personnel explain our underwriting philosophy, including the preference for non-prime quality contracts secured by later model, low mileage vehicles. To increase the effectiveness of these contacts, marketing personnel have access to our management information systems which detail current information regarding the number of applications submitted by a dealership, our response and the reasons why a particular application was rejected.

We have a strategic marketing alliance with Chase Automotive Finance. Under this alliance, our personnel and representatives from Chase Automotive Finance jointly market to automobile dealers with us providing non-prime auto financing and Chase Automotive Finance providing prime auto financing. The alliance allows us and Chase Automotive Finance to better service automobile dealers by offering auto financing across a broad credit spectrum. We also benefit from being able to market our auto financing programs to automobile dealers who have relationships with Chase Automotive Finance.

Finance contracts are generally purchased by us without recourse to the dealer, and accordingly, the dealer usually has no liability to us if the consumer defaults on the contract. To mitigate the risk from potential credit losses, we may charge dealers a non-refundable acquisition fee when purchasing finance contracts. Such acquisition fees are assessed on a contract-by-contract basis. Although finance contracts are purchased without recourse to the dealer, the dealer typically makes certain representations as to the validity of the contract and compliance with certain laws, and indemnifies us against any claims, defenses and set-offs that may be asserted against us because of assignment of the contract. Recourse based upon such representations and indemnities would be limited in circumstances in which the dealer has insufficient financial resources to perform upon such representations and indemnities. We do not view recourse against the dealer on these representations and indemnities to be of material significance in our decision to purchase finance contracts from a dealer.

To supplement our indirect lending activities, we have introduced certain other automobile finance programs. In our Valued Customer Program, we seek to provide pre-approvals for qualifying existing customers for their next auto loan when they trade-in their vehicle financed by us or purchase an additional vehicle. Additionally, through strategic alliances with certain online lending sources and through our own website, we process online credit applications in order to provide direct auto financing via the Internet.

In 2001, we joined certain other auto finance companies in providing equity capital to launch a new company, DealerTrack Holdings, Inc. DealerTrack was established to automate the dealer-lender process, allowing dealers to submit consumer credit applications via the Internet to any participating lender. Real-time contract status information and historical data regarding applications and approvals are also available to dealers. We are one of the lenders that offers services through DealerTrack.

Branch Office Network.    We primarily use a branch office network to market our indirect financing programs to selected dealers, develop relationships with these dealers and underwrite contracts submitted by the dealerships. Marketing representatives are also utilized in areas not covered by a branch office with support from our central loan purchasing office. Branch office and marketing personnel are responsible for the solicitation, enrollment and education of dealers regarding our financing programs. We believe a local presence enables us to be more responsive to dealer concerns and local market conditions. We select markets for branch office locations based upon numerous factors, including demographic trends and data, competitive conditions, regulatory environment and availability of qualified personnel. Branch offices are typically situated in suburban office buildings that are accessible to local dealers.

Each branch office solicits dealers for contracts and maintains our relationship with the dealers in the geographic vicinity of that branch office. Branch office locations are typically staffed by a branch manager, an assistant manager and several dealer and customer service representatives. Larger branch offices may also have additional assistant managers or dealer marketing representatives. We believe that the personal relationships our branch managers and other branch personnel establish with the dealership staff are an important factor in creating and maintaining productive relationships with our dealer customer base. Branch managers are compensated with base salaries and annual incentives based on overall branch performance including factors such as branch loan credit quality, loan pricing adequacy and loan volume objectives. The incentives are typically paid in cash and stock-based awards. The branch managers report to regional vice presidents.

Our regional vice presidents monitor branch office compliance with our underwriting guidelines and assist in local branch marketing activities. Our management information systems provide the regional vice presidents access to credit application information enabling them to consult with the branch managers on credit decisions and review exceptions to our underwriting guidelines. The regional vice presidents also make periodic visits to the branch offices to conduct operating reviews.

The following table sets forth information with respect to the number of branches, dollar volume of contracts purchased and number of producing dealerships for the periods set forth below.

	Years Ended June 30,
	2002	2001	2000
	(dollars in thousands)
Number of branch offices	251	232	196
Dollar volume of contracts purchased	$8,929,352	$6,378,652	$4,427,945
Number of producing dealerships (1)	19,401	16,280	14,076

(1)	A producing dealership refers to a dealership from which we had purchased contracts in the respective period.

Underwriting and Purchasing of Contracts

Proprietary Credit Scoring System and Risk-based Pricing.    We utilize a proprietary credit scoring system to support the credit approval process. The credit scoring system was developed through statistical analysis of our consumer demographic and portfolio databases. Credit scoring is used to differentiate credit applicants and to rank order credit risk in terms of expected default rates, which enables us to evaluate credit applications for approval and tailor loan pricing and structure according to this statistical assessment of credit risk. For example, a consumer with a lower score would indicate a higher probability of default and, therefore, we would either decline the application, or, if approved, compensate for this higher default risk through the structuring and pricing of the transaction. While we employ a credit scoring system in the credit approval process, credit scoring does not eliminate credit risk. Adverse determinations in evaluating contracts for purchase could negatively affect the credit quality of our receivables portfolio.

The credit scoring system considers data contained in the customer’s credit application and credit bureau report as well as the structure of the proposed loan and produces a statistical assessment of these attributes. This assessment is used to segregate applicant risk profiles and determine whether risk is acceptable and the price we should charge for that risk. Our credit scorecards are validated on a monthly basis through the comparison of actual versus projected performance by score. We endeavor to refine our proprietary scorecards based on new information and identified correlations relating to receivables performance.

Indirect Loan Approval Process.    We purchase individual contracts through our branch offices using a credit approval process tailored to local market conditions. Branch personnel have a specific credit authority based upon their experience and historical loan portfolio results as well as established credit scoring parameters. Contracts may also be purchased through our central loan purchasing office for specific dealers requiring centralized service, in certain markets where a branch office is not present or, in some cases, outside of normal branch office working hours. Although the credit approval process is decentralized, our application processing system includes controls designed to ensure that credit decisions comply with our credit scoring strategies and underwriting policies and procedures.

Finance contract application packages completed by prospective obligors are received from dealers via facsimile, electronically, or by telephone. Since we are a participating lender in DealerTrack, automobile dealers can send application data to us electronically via an Internet connection. Such data automatically interfaces with our application processing systems providing for faster processing. We received 33% of credit applications from dealers via DealerTrack for our fiscal year ended June 30, 2002. Application data received by facsimile or telephone is entered into our application processing system. A credit bureau report is automatically accessed and a credit score is computed. Company personnel with credit authority review the application package and determine whether to approve the application, approve the application subject to conditions that must be met or deny the application. The credit decision is based primarily on the applicant’s credit score. We estimate that approximately 60% of applicants are denied credit by us typically because of their credit histories or other factors. Dealers are contacted regarding credit decisions electronically, by facsimile or by telephone. Declined and conditioned applicants are also provided with appropriate notification of the decision.

Our underwriting and collateral guidelines, including credit scoring parameters, form the basis for the credit decision. Exceptions to credit policies and authorities must be approved by a regional vice president or other designated credit officer. Exceptions are also monitored by our centralized risk management group.

Completed contract packages are sent by the automobile dealers to us. Once the contract package is received, a customer service representative verifies certain applicant employment and residency information when required by our credit policies. Loan terms and insurance coverages may be reverified with the customer. Key loan documentation is scanned to create electronic images and electronically forwarded to our centralized loan processing department. The original documents are subsequently sent to the loan processing department and are stored in a fire resistant vault.

Upon electronic receipt of loan documentation, the loan processing department reviews the loan packages for proper documentation and regulatory compliance and completes the entry of information into our loan accounting system. Once cleared for funding, the loan processing department electronically transfers funds to the dealer or issues a check. Upon funding of the contract, we acquire a perfected security interest in the automobile that was financed. Daily loan reports are generated for review by senior operations management. All of our contracts are fully amortizing with substantially equal monthly installments.

Direct Loan Approval Process.    We offer our direct loan program to consumers in most states via strategic alliances with certain online lending sources and our own website, www.americredit.com.

An online loan application is completed by prospective obligors via the Internet. The application is transmitted to our automated application processing system, and within seconds a credit bureau report is accessed and a credit score is computed. The applicant is automatically approved or declined and the decision is electronically sent to the applicant. Our underwriting and collateral guidelines as well as proprietary credit scoring parameters form the basis for the credit decision. All credit decisions made via our automated application processing system are valid for a 45-day period. Declined applicants are provided with appropriate notification of the decision.

A package of loan documents is provided to approved applicants explaining the terms and conditions of the loan. The package may be used at an automobile dealer of the applicant’s choice to purchase and finance a vehicle. The applicant and dealer complete the loan package and submit the package to either us or our online lending partners for funding.

Loan packages received directly by us are processed in a manner similar to indirect loans. In the case of loans originated through one of our Internet partners, the dealer deposits a documentary draft that is presented to the partner for funding. Once cleared for funding, we electronically transfer funds to the partner and purchase the loan.

Servicing and Collections Procedures

General.    Our servicing activities consist of collecting and processing customer payments, responding to customer inquiries, initiating contact with customers who are delinquent in payment of an installment, maintaining the security interest in the financed vehicle, monitoring physical damage insurance coverage of the financed vehicle, arranging for the repossession of, and liquidating collateral when necessary.

We use monthly billing statements to serve as a reminder to customers as well as an early warning mechanism in the event a customer has failed to notify us of an address change. Approximately 15 days before a customer’s first payment due date and each month thereafter, we mail the customer a billing statement directing the customer to mail payments to a lockbox bank for deposit in a lockbox account. Payment receipt data is electronically transferred from our lockbox bank to us for posting to the loan accounting system. Payments may also be received directly by us from customers. All payment processing and customer account maintenance is performed centrally at our operations center in Arlington, Texas.

Our collections activities are performed at regional centers located in Arlington, Texas; Tempe, Arizona; Charlotte, North Carolina; Jacksonville, Florida and Peterborough, Ontario. A predictive dialing system is utilized to make phone calls to customers whose payments are past due. The predictive dialer is a computer-controlled telephone dialing system that simultaneously dials phone numbers of multiple customers from a file of records extracted from our database. Once a live voice responds to the automated dialer’s call, the system automatically transfers the call to a collector and the relevant account information to the collector’s computer screen. The system also tracks and notifies collections management of phone numbers that the system has been unable to reach within a specified number of days, thereby promptly identifying for management all customers who cannot be reached by telephone. By eliminating the time spent on attempting to reach customers, the system gives a single collector the ability to speak with a larger number of accounts daily.

Once an account reaches a certain level of delinquency, the account moves to one of our mid-range collection units. The objective of these collectors is to prevent the account from becoming further delinquent. After a scheduled payment on an account becomes more than 90 days past due, we typically repossess the financed vehicle. However, initiation of repossession may occur prior to an account becoming 90 days past due. We may repossess a financed vehicle without regard to the length of payment delinquency if an account is deemed uncollectible, the financed vehicle is deemed by collection personnel to be in danger of being damaged, destroyed or hidden, the customer deals in bad faith or the customer voluntarily surrenders the financed vehicle.

At times, we offer payment deferrals to customers who have encountered temporary financial difficulty, hindering their ability to pay as contracted. A deferral allows the customer to move a delinquent payment to the end of the loan, usually by paying a fee that is calculated in a manner specified by applicable law. The collector reviews the customer’s past payment history and statistically based behavioral score and assesses the customer’s desire and capacity to make future payments. Before agreeing to a deferral, the collector also considers whether the deferment transaction complies with our policies and guidelines. Exceptions to our policies and guidelines for deferrals must be approved by a collections officer. While payment deferrals are initiated and approved in the collections department, a separate department processes authorized deferment transactions. As of June 30, 2002, approximately 17% of our managed receivables had received a deferral.

Repossessions.    Repossessions are subject to prescribed legal procedures, which include peaceful repossession, one or more customer notifications, a prescribed waiting period prior to disposition of the repossessed automobile and return of personal items to the customer. Some jurisdictions provide the customer with reinstatement or redemption rights. Legal requirements, particularly in the event of bankruptcy, may restrict our ability to dispose of the repossessed vehicle. Repossessions are handled by independent repossession firms engaged by us and must be approved by a collections officer. Upon repossession and after any prescribed waiting period, the repossessed automobile is sold at auction. We do not sell any vehicles on a retail basis. The proceeds from the sale of the automobile at auction, and any other recoveries, are credited against the balance of the contract. Auction proceeds from sale of the repossessed vehicle and other recoveries are usually not sufficient to cover the outstanding balance of the contract, and the resulting deficiency is charged-off. We may pursue collection of deficiencies when we deem it to be appropriate.

Charge-Off Policy.    Our policy is to charge-off an account in the month in which the account becomes 120 days contractually delinquent if we have not repossessed the related vehicle. Otherwise, we charge-off the account when the vehicle securing the delinquent contract is repossessed and liquidated. The charge-off represents the difference between the actual net sales proceeds and the amount of the delinquent contract, including accrued interest. Accrual of finance charge income is suspended on accounts that are more than 60 days contractually delinquent.

Risk Management

Overview.    Our risk management department is responsible for monitoring the contract approval process and supporting the supervisory role of senior operations management. This department tracks via databases key variables, such as loan applicant data, credit bureau and credit score information, loan structures and terms and payment histories. The risk management department also regularly reviews the performance of our credit scoring system and is responsible for the development and enhancement of our credit scorecards.

The risk management department prepares regular credit indicator packages reviewing portfolio performance at various levels of detail including total company, branch office and dealer. Various daily reports and analytical data are also generated by our management information systems. This information is used to monitor credit quality as well as to refine the structure and mix of new loan originations. We review portfolio returns on a consolidated basis, as well as at the branch office, dealer and contract levels.

Behavioral Scoring.    Statistically-based behavioral assessment models are used to project the relative probability that an individual account will default and to validate the credit scoring system after the receivable has aged for a sufficient period of time, generally six months. Default probabilities are calculated for each account independent of the credit score. Projected default rates from the behavioral assessment models and credit scoring systems are compared and analyzed to monitor the effectiveness of our credit strategies.

Collateral Value Management.    The value of the collateral underlying our receivables portfolio is updated monthly with a loan-by-loan link to national wholesale auction values. This data, along with our own experience relative to mileage and vehicle condition, are used for evaluating collateral disposition activities as well as for reserve analysis models.

Compliance Audits.    Our internal audit and quality control departments conduct regular reviews of branch office operations, loan operations, processing and servicing, collections and other functional areas. The primary objective of the reviews is to identify risks and associated controls and measure compliance with our written policies and procedures as well as regulatory matters. Branch office reviews performed by our internal dealer quality control department include a review of compliance with underwriting policies, completeness of loan documentation, collateral value assessment and applicant data investigation. Written reports are distributed to departmental managers and officers for response and follow-up. Results and responses are also reviewed by senior executive management.

Securitization of Loans

Since December 1994, we have pursued a strategy of securitizing our receivables to diversify our funding, improve liquidity and obtain a cost-effective source of funds for the purchase of additional automobile finance contracts. We apply the net proceeds from securitizations to pay down borrowings under our warehouse credit facilities, thereby increasing availability thereunder for further contract purchases. Through June 30, 2002, we had securitized approximately $24.1 billion of automobile receivables since 1994.

In our securitizations, we, through wholly-owned subsidiaries, transfer automobile receivables to newly-formed securitization trusts, which issue one or more classes of asset-backed securities. The asset-backed securities are in turn sold to investors.

We typically arrange for a financial guaranty insurance policy to achieve a high grade credit rating on the asset-backed securities issued by the securitization trusts. The financial guaranty insurance policies have been provided by Financial Security Assurance Inc., or FSA, a monoline insurer, which insures the payment of principal and interest due on the asset-backed securities. We have limited reimbursement obligations to FSA; however, credit enhancement requirements, including FSA’s encumbrance of certain restricted cash accounts and subordinated interests in trusts, provide a source of funds to cover shortfalls in collections and to reimburse FSA for any claims which may be made under the policies issued with respect to our securitizations. We are currently seeking to establish relationships with other financial guaranty insurance providers.

The credit enhancement requirements for our securitizations include restricted cash accounts that are generally established with an initial deposit and subsequently funded through excess cash flows from securitized receivables. Funds would be withdrawn from the restricted cash accounts to cover any shortfalls in amounts payable on the asset-backed securities. Funds generated from securitization transactions insured by FSA are also available to be withdrawn in an event of default to reimburse FSA for draws on its financial guaranty insurance policy. In addition, the restricted cash account for each securitization trust insured by FSA is cross-collateralized to the restricted cash accounts established in connection with our other FSA insured securitization trusts, such that excess cash flow from a performing securitization trust insured by FSA may be used to support cash flow shortfalls from a non-performing securitization trust insured by FSA, thereby further restricting excess cash flow available to us. We are entitled to receive amounts from the restricted cash accounts to the extent the amounts deposited exceed predetermined required minimum levels.

FSA has a security interest in the restricted cash accounts, interest-only receivables from Trusts and investments in Trust receivables, such that, if the security interest is foreclosed upon in the event of a payment by FSA under one of its insurance policies or certain material adverse changes in our business, FSA would control all of the restricted cash accounts, interest-only receivables from Trusts and investments in Trust receivables with respect to securitization transactions it has insured. The terms of each insured securitization also provide that, under certain tests relating to delinquencies, defaults and losses, cash may be retained in the restricted cash account and not released to us until increased minimum levels of credit enhancement requirements have been reached and maintained.

Since November 2000, we have completed three securitization transactions in the United States and one in Canada involving the sale of subordinate asset-backed securities in order to provide credit enhancement for the senior asset-backed securities and protect investors from losses. We also provided credit enhancement in these transactions in the form of a restricted cash account and overcollateralization, whereby more receivables are transferred to the trusts than the amount of asset-backed securities issued by the trusts. Excess cash flows are used to increase the credit enhancement assets to required minimum levels, after which time excess cash flows are distributed to us. Since these transactions did not involve the issuance of a financial guaranty insurance policy, the credit enhancement assets related to these trusts are not cross-collateralized to the credit enhancement assets established in connection with any of our other securitization trusts.

Trade Names

We have obtained federal trademark protection for the “AmeriCredit” name and the logo that incorporates the “AmeriCredit” name. Certain other names, logos and phrases we use in our business operations have also been trademarked.

Regulation

Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations.

In most states in which we operate, a consumer credit regulatory agency regulates and enforces laws relating to consumer lenders and sales finance agencies such as us. Such rules and regulations generally provide for licensing of sales finance agencies, limitations on the amount, duration and charges, including interest rates, for various categories of loans, requirements as to the form and content of finance contracts and other documentation, and restrictions on collection practices and creditors’ rights. In certain states, we are subject to periodic examination by state regulatory authorities. Some states in which we operate do not require special licensing or provide extensive regulation of our business.

We are also subject to extensive federal regulation, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These laws require us to provide certain disclosures to prospective borrowers and protect against discriminatory lending practices and unfair credit practices. The principal disclosures required under the Truth in Lending Act include the terms of repayment, the total finance charge and the annual percentage rate charged on each loan. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. In addition, the credit scoring system we use must comply with the requirements for such a system as set forth in the Equal Credit Opportunity Act and Regulation B. The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. Additionally, we are subject to the Gramm-Leach-Bliley Act, which requires us to maintain privacy with respect to certain consumer data in our possession and to periodically communicate with consumers on privacy matters. We are also subject to the Soldiers’ and Sailors’ Civil Relief Act, which requires us to reduce the interest rate charged on each loan to customers who have subsequently joined the military.

The dealers who originate automobile finance contracts we purchase also must comply with both state and federal credit and trade practice statutes and regulations. Failure of the dealers to comply with these statutes and regulations could result in consumers having rights of rescission and other remedies that could have an adverse effect on us.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable local, state and federal regulations. There can be no assurance, however, that we will be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could have a material adverse effect on our operations. Further, the adoption of additional, or the revision of existing, rules and regulations could have a material adverse effect on our business.

Competition

Competition in the field of non-prime automobile finance is intense. The automobile finance market is highly fragmented and is served by a variety of financial entities including the captive finance affiliates of major automotive manufacturers, banks, thrifts, credit unions and independent finance companies. Many of these competitors have substantially greater financial resources and lower costs of funds than we do. In addition, our competitors often provide financing on terms more favorable to automobile purchasers or dealers than we offer. Many of these competitors also have long standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing, including dealer floor plan financing and leasing, which we do not provide. Providers of automobile financing have traditionally competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. In seeking to establish ourselves as one of the principal financing sources at the dealers we serve, we compete predominately on the basis of our high level of dealer service and strong dealer relationships and by offering flexible loan terms. There can be no assurance that we will be able to compete successfully in this market or against these competitors.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our current directors and executive officers as of June 30, 2002:

Name	Age	Position with the Company
Clifton H. Morris, Jr.	67	Executive Chairman of the Board
Michael R. Barrington	43	Vice Chairman of the Board, President and Chief Executive Officer
Daniel E. Berce	48	Vice Chairman of the Board and Chief Financial Officer
Steven P. Bowman	35	Executive Vice President, Chief Credit Officer
Chris A. Choate	39	Executive Vice President, Chief Legal Officer and Secretary
Richard E. Daly	55	Executive Vice President, Chief Learning Officer
Edward H. Esstman	61	Vice Chairman of the Board
S. Mark Floyd	49	President, Dealer Services
Joseph E. McClure	55	Executive Vice President, Chief Information Officer
Cheryl L. Miller	37	President, Consumer Services
Michael T. Miller	41	Executive Vice President, Chief Operating Officer
Preston A. Miller	38	Executive Vice President, Treasurer
Karl J. Reeb	44	Executive Vice President, Chief Administration Officer
A. R. Dike	66	Director
James H. Greer	75	Director
Douglas K. Higgins	52	Director
Kenneth H. Jones, Jr.	67	Director

Clifton H. Morris, Jr. has been a director since 1988. Mr. Morris has been Executive Chairman of the Board since July 2000 and served as Chairman of the Board and Chief Executive Officer from May 1988 to July 2000. Mr. Morris also served as President from May 1988 until April 1991 and from April 1992 to November 1996. Mr. Morris is also a director of Service Corporation International, a publicly held company that owns and operates funeral homes and related businesses, and Cash America International, a publicly held pawn brokerage company.

Michael R. Barrington has been a director since 1990. Mr. Barrington has been Vice Chairman, President and Chief Executive Officer since July 2000. Mr. Barrington served as Vice Chairman, President and Chief Operating Officer from November 1996 to July 2000 and was Executive Vice President and Chief Operating Officer from May 1991 until November 1996.

Daniel E. Berce has been a director since 1990. Mr. Berce has been Vice Chairman and Chief Financial Officer since November 1996. Mr. Berce served as Executive Vice President, Chief Financial Officer and Treasurer from November 1994 until November 1996. Mr. Berce was formerly a director of INSpire Insurance Solutions, Inc., a publicly held company that provides policy and claims administration services to the property and casualty insurance industry. Mr. Berce is also a director of Curative Health Services, Inc., a publicly held company that provides specialty health care services, and AZZ Incorporated (formerly Aztec Manufacturing, Co.), a publicly held company that manufactures specialty electrical equipment and provides galvanizing services to the steel fabrication industry.

Steven P. Bowman has been Executive Vice President, Chief Credit Officer since March 2000. He served as Senior Vice President, Risk Management from May 1998 until March 2000 and was Vice President, Risk Management from June 1997 until May 1998. From February 1996 until June 1997, Mr. Bowman was Assistant Vice President, Risk Management.

Chris A. Choate has been Executive Vice President, Chief Legal Officer and Secretary since November 1999. He served as Senior Vice President, General Counsel and Secretary from November 1996 to November 1999. Mr. Choate was Vice President, General Counsel and Secretary from November 1994 until November 1996 and has been with the Company since 1991.

Richard E. Daly has been Executive Vice President, Chief Learning Officer since January 2002. He served as Senior Vice President, Learning & Performance from July 2000 until January 2002. Prior to July 2000, Dr. Daly was President of Humanex, Inc., a management consulting firm, serving in that position for over five years.

Edward H. Esstman has been a director since 1996. Mr. Esstman has been Vice Chairman since August 2001. Mr. Esstman served as Executive Vice President, Dealer Services and Co-Chief Operating Officer from October 2000 to August 2001, Executive Vice President, Dealer Services from October 1999 to October 2000, Executive Vice President, Auto Finance Division from November 1996 to October 1999 and Senior Vice President and Chief Credit Officer from November 1994 to November 1996.

S. Mark Floyd has been President, Dealer Services since August 2001. He served as Executive Vice President, Dealer Services from November 1999 to August 2001 and was Senior Vice President, Director Strategic Alliance from January 1998 to November 1999. Mr. Floyd was Senior Vice President, Strategic Alliance from September 1997 to January 1998.

Joseph E. McClure has been Executive Vice President, Chief Information Officer since April 1999. He served as Senior Vice President, Chief Information Officer from October 1998 until April 1999. Prior to October 1998, Mr. McClure was Executive Vice President and Division Information Officer of Associates First Capital Corp., and was in that position for more than five years.

Cheryl L. Miller has been President, Consumer Services since May 2001. She served as Executive Vice President, Director of Collections and Customer Service from June 1998 to May 2001 and was Senior Vice President, Collections and Customer Service from October 1994 to June 1998.

Michael T. Miller has been Executive Vice President, Chief Operating Officer since August 2001. He served as Executive Vice President, Co-Chief Operating Officer from October 2000 to August 2001, President, e-Services from March 2000 to October 2000, Executive Vice President, Chief Credit Officer from July 1998 until March 2000, and Senior Vice President, Chief Credit Officer from November 1996 until July 1998. Mr. Miller was Senior Vice President, Risk Management, Credit Policy and Planning and Chief of Staff from November 1994 until November 1996 and has been with the Company since 1991.

Preston A. Miller has been Executive Vice President, Treasurer since July 1998. He served as Senior Vice President, Treasurer from November 1996 until July 1998 and Vice President, Controller from November 1994 until November 1996. Mr. Miller joined the Company in 1989.

Karl J. Reeb has been Executive Vice President, Chief Administration Officer since November 1999. Mr. Reeb previously held various human resource executive positions with Verizon for approximately 10 years.

A.R. Dike has been a director since 1998. Mr. Dike has served as President and Chief Executive Officer of The Dike Company, Inc., a private insurance agency, since July 1999. Prior to July 1999, Mr. Dike served as President of Willis Corroon Life, Inc. of Texas for more than five years. Mr. Dike is also a director of Cash America International.

James H. Greer has been a director since 1990. Mr. Greer is Chairman of Greer Capital Corp. Investments and has been in such position for more than five years. In December 2001, Mr. Greer retired as Chairman of the Board of Shelton W. Greer Co., Inc., a company which engineers, manufactures, fabricates and installs building specialty products. Mr. Greer is also a director of Service Corporation International.

Douglas K. Higgins has been a director since 1996. Mr. Higgins is a private investor and owner of Higgins & Associates and has been in that position since July 1994.

Kenneth H. Jones, Jr. has been a director since 1988. Mr. Jones, a private investor, retired as Vice Chairman of KBK Capital Corporation (“KBK”), a publicly held non-bank commercial finance company, in December 1999. Mr. Jones had been Vice Chairman of KBK since January 1995. Prior to January 1995, Mr. Jones was a shareholder in the Decker, Jones, McMackin, McClane, Hall & Bates, P.C. law firm in Fort Worth, Texas, and was with such firm and its predecessor or otherwise involved in the private practice of law in Fort Worth, Texas for more than five years.

Employment Contracts, Termination of Employment and Change-in Control Arrangements

We have entered into employment agreements with all of our executive officers. These agreements, as amended, contain terms that renew annually for successive five year periods (ten years in the case of Mr. Morris), and the compensation under these agreements is determined annually by our Board of Directors, subject to the following minimum annual compensation: Mr. Morris, $350,000; Messrs. Barrington and Berce, $345,000; Mr. Michael T. Miller, $255,000; and Mr. Preston A. Miller, $145,000. Included in each agreement is a covenant of the employee not to compete with us during the term of his employment and for a period of, in the case of Mr. Preston A. Miller, one year thereafter, and in the case of Messrs. Morris, Barrington, Berce and Michael T. Miller, three years thereafter. The employment agreements for each of the executive officers other than Mr. Preston A. Miller and Mr. Michael T. Miller also provide that if the employee is terminated by us other than for cause, or in the event the employee resigns or is terminated other than for cause within twelve months after a “change in control” of us (as that term is defined in the employment agreements), we will pay to the employee the remainder of his current year’s salary (undiscounted) plus the discounted present value (employing an interest rate of 8%) of two additional years’ salary. The employment agreements for Mr. Preston A. Miller and Mr. Michael T. Miller provide that, in the event of a termination or resignation under the circumstances described in the immediately preceding sentence, we will pay to Mr. Preston A. Miller or Mr. Michael T. Miller, as the case may be, an amount equal to one year’s salary. For all of the executive officers other than Mr. Morris, “salary” includes the annual rate of compensation immediately prior to the “change in control” plus the average annual cash bonus for the immediately preceding three-year period. For Mr. Morris, “salary” includes the highest annual rate of compensation plus the highest annual cash bonus or other incentive payment provided in any of the seven fiscal years preceding the year in which a “change in control” occurs.

In addition to the employment agreements described above, the terms of all stock options granted to our executive officers provide that the options will become immediately vested and exercisable upon the occurrence of a change in control as defined in the stock option agreements evidencing such grants.

The provisions and terms contained in these employment and option agreements could have the effect of increasing the cost of a change in control of us and thereby delay or hinder such a change in control.

Board Committees and Meetings

Standing committees of the Board include the Audit Committee, the Stock Option/Compensation Committee and the Nominating and Governance Committee.

The Audit Committee’s principal responsibilities consist of (1) recommending the selection of independent auditors, (2) reviewing the scope of the audit conducted by the auditors, as well as the audit itself, (3) reviewing our internal audit activities and matters concerning financial reporting, accounting and audit procedures, and policies generally and (4) monitoring the independence and performance of our independent auditors and internal auditors. Members consist of Messrs. Dike, Greer, Higgins and Jones. In fiscal 2002, the Audit Committee met two times, and pursuant to the authority delegated to him by the Audit Committee, Mr. Jones, Chairman of the Committee, met with our independent auditors prior to the public issuance of our quarterly and annual financial results. The Audit Committee plans to meet four times in fiscal 2003.

The Stock Option/Compensation Committee (1) administers our employee stock option and other stock-based compensation plans and oversees the granting of stock options, (2) reviews and approves compensation for executive officers and (3) reviews Board member compensation. Members consist of Messrs. Dike, Greer, Higgins and Jones. In fiscal 2002, the Stock Option/Compensation Committee met or adopted resolutions by unanimous consent in lieu of a meeting four times.

The Nominating and Governance Committee was established in August 2001. The Nominating and Governance Committee (1) establishes procedures for the nomination of directors, (2) recommends to the Board of Directors a slate of nominees for directors to be presented on behalf of the Board for election by shareholders at each Annual Meeting of the Company, (3) recommends to the Board appropriate nominees to fill Board vacancies, (4) considers nominees to the Board recommended by shareholders, (5) recommends to the Board director nominees for each committee, (6) recommends to the Board any corporate governance guidelines applicable to us and (7) leads the Board in its annual review of the Board’s performance.

Our committees continue to monitor and review legislative, regulatory and New York Stock Exchange actions in connection with corporate governance, and the committees will adopt policies and procedures in response to such actions.

The Board of Directors held five regularly scheduled meetings during the fiscal year ended June 30, 2002. Various matters were also approved during the last fiscal year by unanimous written consent of the Board of Directors. No director attended fewer than 75% of the aggregate of (1) the total number of meetings of the Board of Directors and (2) the total number of meetings held by all committees of the Board on which such director served.

Director Compensation

Members of the Board of Directors currently receive a $2,500 quarterly retainer fee and an additional $4,000 fee for attendance at each meeting of the Board. Members of Committees of the Board of Directors are paid $2,000 per quarter for participation in all committee meetings held during that quarter.

At our 2000 Annual Meeting of Shareholders, we adopted the 2000 Limited Omnibus and Incentive Plan for AmeriCredit Corp. (the “2000 Plan”), which provides for grants to our executive officers (other than Messrs. Morris, Barrington and Berce) and to non-employee directors of stock options and reserves, in the aggregate, a total of 2,000,000 shares of Common Stock for issuance upon exercise of stock options granted under the plan. On November 6, 2001, the date of our 2001 Annual Meeting of Shareholders, options to purchase 20,000 shares of our common stock were granted under the 2000 Plan to each of Messrs. Dike, Greer, Higgins and Jones at an exercise price of $16.10 per share. The exercise price for the options granted to Messrs. Dike, Greer, Higgins and Jones is equal to the last reported sale price of our common stock on the New York Stock Exchange on the day preceding the date of grant. These options, which have a term of ten years, are fully vested upon the date of grant, but may not be exercised prior to the expiration of six months after the date of grant.

The Board of Directors anticipates that an annual grant of stock options will be authorized under our 2000 Plan to non-employee directors in October 2002 in amounts and upon the terms as were authorized following our 2001 Annual Meeting of Shareholders.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following sets forth information concerning the compensation of our Chief Executive Officer and each of our other four most highly compensated executive officers (the “Named Executive Officers”) for the fiscal years shown.

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus($)	Other Annual Compensation ($)(2)	Restricted Stock Award(s) ($)(3)	Shares of Common Stock Underlying Stock Options (#)	All Other Compensation ($)(4)
Clifton H. Morris, Jr.	2002	380,000	875,000	88,472	—	—	82,650
Executive Chairman	2001	380,000	525,000	—	—	—	82,650
	2000	730,000	1,050,000	—	—	—	79,800
Michael R. Barrington	2002	755,058	1,775,137	75,464	—	—	47,678
Vice Chairman, President	2001	680,000	975,000	—	—	—	44,770
& CEO	2000	630,000	900,000	—	—	—	43,819
Daniel E. Berce	2002	711,301	1,675,103	68,217	—	—	47,683
Vice Chairman & CFO	2001	655,000	937,500	—	—	—	47,989
	2000	630,000	900,000	—	—	—	44,566
Michael T. Miller	2002	435,000	543,750	—	—	—	8,229
Executive Vice President & COO	2001 2000	386,849 325,000	453,973 325,000	— —	— —	150,000 40,000	8,208 5,340
Preston A. Miller	2002	360,000	450,000	—	435,560	31,100	8,151
Executive Vice President & Treasurer	2001 2000	306,849 240,000	306,849 240,000	— —	154,275 —	12,800 30,000	8,151 5,301

(1)	Includes Board of Directors fees to Messrs. Morris, Barrington and Berce.
(2)	Includes the use of our aircraft valued on the basis of the aggregate incremental cost to us of $79,577 for Mr. Morris; $69,055 for Mr. Barrington; and $59,733 for Mr. Berce.
(3)
On May 1, 2001, the restricted shares granted and the value thereof were: 5,500 shares, $250,000. On November 1, 2001, the restricted shares granted and the value thereof were: 15,528 shares; $250,000. These restricted shares vest three years after the date of grant.

(4)	The amounts disclosed in this column for fiscal 2002 include:
(a)	Contributions to 401(k) retirement plans on behalf of Messrs. Morris, Barrington, Berce, Michael T. Miller and Preston A. Miller in the amount of $7,650;
(b)	Payment of premiums for term life insurance on behalf of Mr. Barrington, $2,037; Mr. Berce, $2,120; Mr. Michael T. Miller, $579; and Mr. Preston A. Miller, $501; and
(c)	Annual premium payments under split-dollar life insurance policies on Mr. Morris, $75,000; Mr. Barrington, $37,991; and Mr. Berce, $37,913.

Option Grants in Last Fiscal Year

The following table shows all individual grants of stock options to our Named Executive Officers during the fiscal year ended June 30, 2002.

Name and Principal Position	Shares of Common Stock Underlying Options Granted (#)		% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Grant Date Present Value ($)
Clifton H. Morris, Jr. Executive Chairman	—		—	—	—	—
Michael R. Barrington Vice Chairman, President & CEO	—		—	—	—	—
Daniel E. Berce Vice Chairman & CFO	—		—	—	—	—
Michael T. Miller Executive Vice President, COO	—		—	—	—	—
Preston A. Miller Executive Vice President, Treasurer	31,100	(1)	0.77%	16.10	11/6/2011	373,649	(2)

(1)
The options granted to Preston A. Miller, which expire ten years after the grant date, become exercisable 20% on May 6, 2002, 20% on November 6, 2002, 20% on November 6, 2003, 20% on November 6, 2004 and 20% on November 6, 2005.

(2)
As suggested by the Securities and Exchange Commission’s rules on executive compensation disclosure, we used the Black-Scholes model of option valuation to determine grant date pre-tax present value. We do not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option. The calculation is based on the expectation that the options are fully exercised within five years of the grant date and upon the following additional assumptions: annual dividend growth of 0 percent, volatility of approximately 101%, and a risk-free rate of return equal to 4.28%. There can be no assurance that the amounts reflected in this column will be achieved.

Aggregated Option Exercises in Last Fiscal Year
and FY-End Option Values

Shown below is information with respect to our Named Executive Officers regarding option exercises during the fiscal year ended June 30, 2002, and the value of unexercised options held as of June 30, 2002.

Name and Principal Position	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Shares of Common Stock Underlying Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at FY-End ($)(2) Exercisable/ Unexercisable
Clifton H. Morris, Jr.	300,000	16,405,000	1,436,000/284,000	24,247,800/4,558,200
Executive Chairman
Michael R. Barrington	135,000	6,650,935	951,000/284,000	15,263,550/4,558,200
Vice Chairman, President & CEO
Daniel E. Berce	0	0	1,536,000/284,000	26,252,800/4,558,200
Vice Chairman & CFO
Michael T. Miller	111,680	1,720,648	3,680/269,680	42,964/1,967,372
Executive Vice President, COO
Preston A. Miller	0	0	145,060/52,540	2,215,152/502,643
Executive Vice President, Treasurer

(1)
The “value realized” represents the difference between the exercise price of the option shares and the market price of the option shares on the date the options were exercised. The value realized was determined without considering any taxes which may have been owed.

(2)
Values stated are pre-tax, net of cost and are based upon the closing price of $28.05 per share of our common stock on the New York Stock Exchange on June 28, 2002, the last trading day of the fiscal year.

Compensation Committee Interlocks and Insider Participation

No member of the Stock Option/Compensation Committee is or has been an officer or employee of ours or any of our subsidiaries or had any relationship requiring disclosure pursuant to Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission. No member of the Stock Option/Compensation Committee served on the compensation committee, or as a director, of another corporation, one of whose directors or executive officers served on our Stock Option/Compensation Committee or whose executive officers served on our Board of Directors.

Related Party Transactions

We engage independent contractors to solicit business from motor vehicle dealers in certain geographic locations. One such independent contractor was CHM Company, L.L.C. (“CHM Company”), a Delaware limited liability company that is controlled by Clifton H. Morris, III, an adult son of Mr. Clifton H. Morris, Jr., our Executive Chairman. A per contract commission was paid to CHM Company for each motor vehicle contract we originated that was attributable to the marketing efforts of CHM Company. Our contractual arrangement with CHM Company has been cancelled effective December 31, 2000. Although the contract has been cancelled, CHM Company is entitled to continue receiving monthly payments under the original contract terms with respect to motor vehicle contracts originated by CHM Company prior to contract termination that meet certain portfolio performance criteria. We made payments of $199,893 to CHM Company during fiscal 2002.

We select independent contractors on a competitive bid basis from a group of qualified vehicle recovery and repossession agencies with whom we maintain ongoing relationships. During fiscal 2002, we engaged Texas Expeditors of Dallas/Fort Worth, LP, a Texas limited partnership, and Texas Expeditors of San Antonio, LP, a Texas limited partnership, as two of our vehicle recovery agencies. Both of these recovery agencies are controlled by Clifton H. Morris, III, an adult son of Mr. Clifton H. Morris, Jr., our Executive Chairman. A per vehicle payment is made pursuant to a fee schedule submitted by Texas Expeditors of Dallas/Fort Worth, LP and Texas Expeditors of San Antonio, LP for each recovery, repossession or other service performed. During fiscal 2002, we made payments of $279,245 and $146,943 to Texas Expeditors of Dallas/Fort Worth, LP and to Texas Expeditors of San Antonio, LP, respectively.

On September 21, 2001, Messrs. Barrington and Berce, two of our executive officers, each executed Amended and Restated Revolving Credit Notes in the amount of $2,500,000 in favor of us. These notes, which modify and extend notes in the principal amount of $1,000,000 executed by Messrs. Barrington and Berce in September 2000, bear interest at a rate equal to LIBOR plus 1%, and provide that Messrs. Barrington and Berce can borrow, repay and reborrow under the notes from time to time. On July 29, 2002, Mr. Barrington’s note was amended to provide that all amounts outstanding thereunder shall be due and payable on the earlier to occur of (1) December 31, 2003, or (2) sixty days after the last day of his employment with us. During fiscal 2002, the largest amount of indebtedness outstanding under Mr. Barrington’s note was $2,480,000, and the amount outstanding as of June 30, 2002 was $2,480,000. During fiscal 2002, the largest amount of indebtedness outstanding under Mr. Berce’s loan was $1,249,980. Mr. Berce paid off his loan in full on August 7, 2002, and the note was cancelled and is not available for further borrowing. The notes will not be renewed or further amended.

In August 2000, the Board of Directors adopted stock ownership guidelines that are designed to encourage the accumulation of our stock by our executive officers. These guidelines, stated as a multiple of executives’ base salaries, are as follows: Chairman and Vice Chairmen, four times; Segment Presidents and Treasurer, three times; other Executive Team members, two times. The recommended time period for reaching the above guidelines is the later of (1) August 1, 2003, (2) five years from date of hire or (3) three years from date of promotion to an executive officer position. Shares of our stock directly owned by an executive officer and shares owned by an officer through our 401(k) and employee stock purchase programs constitute qualifying ownership. Stock options are not counted towards compliance with the guidelines. The Board of Directors also adopted an Officer Stock Loan Program to facilitate compliance with the stock ownership guidelines. Executive officers used loan proceeds to acquire and hold shares of our common stock. The loans bear interest at a rate equal to LIBOR plus 1%. The stock held as a result of loans under the program must be pledged to us. The aggregate principal balance of all outstanding loans under the program may not exceed $20,000,000 at any time. Messrs. Michael T. Miller, Steven P. Bowman and Joseph E. McClure obtained loans under this program during fiscal 2002. During fiscal 2002, the largest amount of indebtedness outstanding under Mr. Michael T. Miller’s loan was $860,048, and the amount outstanding as of June 30, 2002 was $860,048. During fiscal 2002, the largest amount of indebtedness outstanding under Mr. Bowman’s loan was $27,861, and the amount outstanding as of June 30, 2002 was $27,861. During fiscal 2002, the largest amount of indebtedness outstanding under Mr. McClure’s loan was $1,305,692, and the amount outstanding as of June 30, 2002 was $1,305,692.

On July 29, 2002, the Stock Option/Compensation Committee terminated the Officer Stock Loan Program and approved amendments to the outstanding revolving promissory note and pledge agreements under the Officer Stock Loan Program between us and three executive officers (including Mr. Michael T. Miller) which provided that each officer repay amounts in full, including principal and interest, on the earlier to occur of: (1) December 31, 2003 or (2) sixty days after the last day of the officer’s employment with us. The loans outstanding under this program will not be renewed or further amended.

All loans made to executive officers, including loans made under the Officer Stock Loan Program, provide for full personal recourse to the executive officers, and we have no agreements, written or oral, with our executive officers to cancel or forgive such indebtedness in the future.

PRINCIPAL SHAREHOLDERS

The following table and the notes thereto set forth certain information regarding the beneficial ownership of our common stock as of September 10, 2002, by (1) each current director and nominee for director of ours, (2) each Named Executive Officer, (3) all of our present executive officers and directors as a group, and (4) each other person known to us to own beneficially more than five percent of our presently outstanding common stock. Unless otherwise indicated, the address for the following shareholders is 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102.

	Common Stock Owned Beneficially (1)		Percent of Class Owned Beneficially (1)
Legg Mason Capital Management Inc.	10,767,652	(2)	12.54%
Wasatch Advisors Inc.	9,500,000	(3)	11.06%
Capital Guardian Trust Company.	7,764,400	(4)	9.04%
Liberty Wanger Asset Management, L.P.	6,665,000	(5)	7.76%
PIMCO Equity Advisors	6,450,000	(6)	7.51%
Putnam Investment Management, Inc.	6,362,000	(7)	7.41%
Clifton H. Morris, Jr.	2,425,135	(8)	2.77%
Michael R. Barrington.	1,357,386	(9)	1.56%
Daniel E. Berce	1,954,516	(10)	2.23%
A. R. Dike	132,000	(11)	*
James H. Greer	478,300	(12)	*
Douglas K. Higgins	286,000	(13)	*
Kenneth H. Jones, Jr.	209,000	(14)	*
Michael T. Miller	350,385	(15)	*
Preston A. Miller	202,213	(16)	*
All Present Executive Officers and Directors as a Group (17 Persons) (8)(9)(10)(11)(12)(13)(14)(15)(16)	9,089,192		9.79%

*	Less than 1%
(1)
Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to the shares of our common stock shown as beneficially owned by them. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages are based upon 85,846,076 shares outstanding as of September 10, 2002, except for certain parties who hold options that are presently exercisable or exercisable within 60 days of September 10, 2002. The percentages for those parties who hold options that are presently exercisable or exercisable within 60 days of September 10, 2002 are based upon the sum of 85,846,076 shares outstanding plus the number of shares subject to options that are presently exercisable or exercisable within 60 days of September 10, 2002 held by them, as indicated in the following notes.

(2)	Legg Mason Capital Management Inc. reports holding an aggregate of 10,767,652 shares. The address of Legg Mason Capital Management is 100 Light Street, Baltimore, Maryland 21202.
(3)	Wasatch Advisors Inc. reports holding an aggregate of 9,500,000 shares. The address of Wasatch Advisors Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111.
(4)	Capital Guardian Trust Company reports holding an aggregate of 7,764,400 shares. The address of Capital Guardian Trust Company is 111000 Santa Monica Boulevard, Los Angeles, California 90025.
(5)
Liberty Wanger Asset Management, L.P. reports holding an aggregate of 6,665,000 shares. The address of Liberty Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

(6)	PIMCO Equity Advisors reports holding an aggregate of 6,450,000 shares. The address of PIMCO Equity Advisors is 1345 Avenue of the Americas, 50th Floor, New York, New York 10105.
(7)	Putnam Investment Management, Inc. reports holding an aggregate of 6,362,000 shares. The address of Putnam Investment Management, Inc. is One Post Office Square, Boston, Massachusetts 02109.

(8)
This amount includes 1,714,000 shares subject to stock options that are currently exercisable or exercisable within 60 days. This amount also includes 76,272 shares of common stock in the name of Sheridan C. Morris, Mr. Morris’ wife. This amount also includes 500,000 shares owned by Clydesdale Partners Fund Limited Partnership, L.L.P. (“Clydesdale”), a limited partnership of which the sole general partner is SCHM Investments, Inc. (“SCHM”); the sole shareholder of SCHM is Mr. Morris and his wife. The limited partners of Clydesdale are Mr. Morris, his wife and SCHM.

(9)	This amount includes 1,235,000 shares subject to stock options that are currently exercisable or exercisable within 60 days.
(10)	This amount includes 1,820,000 shares subject to stock options that are currently exercisable or exercisable within 60 days.
(11)
The amount includes 80,000 shares subject to stock options that are currently exercisable or exercisable within 60 days. This amount also includes 7,000 shares of common stock held in the name of Sara B. Dike, Mr. Dike’s wife.

(12)
This amount includes 120,000 shares subject to stock options that are currently exercisable or exercisable within 60 days. This amount does not include 39,216 shares of common stock held by Mr. Greer’s wife as separate property, as to which Mr. Greer disclaims any beneficial interest.

(13)
This amount includes 140,000 shares subject to stock options that are currently exercisable or exercisable within 60 days. This amount does not include 34,000 shares held in trust for the benefit of certain family members of Mr. Higgins, as to which Mr. Higgins disclaims any beneficial interest.

(14)	This amount includes 180,000 shares subject to stock options that are currently exercisable or exercisable within 60 days.
(15)	This amount includes 257,360 shares subject to stock options that are currently exercisable or exercisable within 60 days.
(16)	This amount includes 148,740 shares subject to stock options that are currently exercisable or exercisable within 60 days.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock that holds our common stock as a capital asset and who generally is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation or partnership (or entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any subdivision thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

•	a trust subject to the primary supervision of a court within the United States and to the control of one or more U.S. persons, as well as certain other electing trusts.

The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders that are subject to special tax treatment under the federal income tax laws, such as partnerships or other pass-through entities, banks, insurance companies, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction,” or other risk-reduction arrangement, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, and persons who hold or receive our common stock as compensation. The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this registration statement, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

The following summary is included herein for general information. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the federal, state, local or non-U.S. tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such dividends or gains are (1) effectively connected with the conduct of a U.S. trade or business or (2) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States. Generally, U.S. trade or business income is not subject to withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, such income generally is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

Except as discussed above with respect to U.S. trade or business income, dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate. The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. In general, to claim the benefits of an income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor with respect to its entitlement to benefits under a relevant income tax treaty.

Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

•	the Non-U.S. holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the U.S.); or

•
we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock.

The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a Non-U.S. Holder sells its shares of common stock.

Federal Estate Taxes

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding

Dividends

We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding or that is exempt from U.S. withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Internal Revenue Code imposes a backup withholding obligation at a rate of 30% for dividends paid in 2002 and 2003, 29% for dividends paid in 2004 and 2005, and 28% for dividends paid thereafter, increasing to 31% in 2011. Dividends paid to a Non-U.S. Holder of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Disposition of Common Stock

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker does not have actual knowledge, or reason to know, to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding rules to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and Friedman, Billings, Ramsey & Co., Inc. (“FBR”), as underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, an aggregate of 67,000,000 shares of common stock.

We have granted the underwriter an option exercisable during the 30-day period after the date of this prospectus supplement to purchase, at the public offering price less underwriting discounts and commissions, up to an additional 10,050,000 shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriter exercises the option, the underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock.

Under the terms and conditions of the underwriting agreement, the underwriter is committed to purchase all of the common stock offered by this prospectus supplement, other than the 10,050,000 shares subject to the over-allotment option, if any is purchased. We have agreed to indemnify the underwriter against certain civil liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of such liabilities.

The underwriter initially proposes to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such offering price less a concession not to exceed $0.25 per share. The underwriter may allow, and such dealers may reallow, a concession not to exceed $0.10 per share to certain other dealers.

As described in the underwriting agreement, we have agreed to reimburse the underwriters for certain accountable out-of-pocket expenses incurred in connection with the offering. The following table provides information regarding the per share and total underwriting discounts and commissions we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional 10,050,000 shares.

	No exercise of over-allotment option	Full exercise of over-allotment option
Per share	$0.45	$0.45
Total	$27,900,000	$32,422,500

The underwriter is not receiving any underwriting discounts or commissions with respect to the 5,000,000 shares being sold to FBR Asset Investment Corporation in this offering. However, these shares are being sold to FBR Asset Investment Corporation at a price to them equal to the price per share to the public, less the amount of the underwriter’s discounts and commissions, and as a result the net proceeds to us with respect to these shares will be unchanged when compared to the other shares being sold in this offering. If none of these shares were purchased by FBR Asset Investment Corporation the total underwriter’s discounts and commissions would be $30,150,000, if the over-allotment option is not exercised, and $34,672,500, if the over-allotment option is fully exercised. The shares purchased by FBR Asset Investment Corporation will be subject to restrictions pursuant to the regulations of the National Association of Securities Dealers. Additionally, Pegasus Capital Corporation, a wholly-owned subsidiary of FBR Asset Investment Corporation, will act as a financial advisor to the underwriter and will receive ten percent of the compensation earned by the underwriter in this offering.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $2,000,000.

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriter may over-allot this offering by selling more than the number of shares of common stock offered by this prospectus supplement, creating a syndicate short position. In addition, the underwriter may bid for and purchase common stock in the option market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriter may reclaim selling concessions from dealers if shares of our common stock sold by such dealers are repurchased in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected on the New York Stock Exchange or otherwise. The underwriter is not required to engage in these activities and may end any of these activities at any time. We will not effect any sales of our common stock in this offering by electronic means or over the Internet. A prospectus in electronic format may be made available to certain customers, but not to the general public, on www.fbr.com, the Internet web site maintained by Friedman, Billings, Ramsey Group, Inc., the parent company of FBR.

The underwriter has informed us that it does not intend to confirm sales of the common stock offered by this prospectus supplement to any accounts over which it exercises discretionary authority.

Our common stock is listed on the New York Stock Exchange under the symbol “ACF”.

We and our executive officers, directors and certain shareholders will agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer to dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock, for a period of 180 days from this offering, subject to certain exceptions. FBR does not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however, FBR, in its sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 180-day period without notice. In considering a request to release shares from a lock-up agreement, FBR will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

For a period of one year following completion of the offering, we have engaged FBR as financial advisor in connection with any purchase or sale of assets or stock, merger, acquisition, business combination, joint venture or other strategic transaction, the compensation for which will be determined by agreement between us and FBR on the basis of compensation customarily paid to financial advisors in similar transactions. We have also engaged FBR for such period as placement agent in connection with any private offering of equity or unsecured debt not associated with our warehouse facilities or securitizations, and as lead or co-managing underwriter in connection with any public offering of equity or non-securitization debt, with FBR receiving a minimum of 35% of total underwriting or other fees.

The underwriter has reserved for sale approximately 280,000 shares of our common stock for members of our management and board of directors who will purchase approximately $2.1 million of our common stock in the offering, at the price paid by investors in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriter to the general public on the same terms as the other shares.

LEGAL MATTERS

Our legal counsel, Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas, will pass upon certain legal matters in connection with the common stock issued in this offering. Certain legal matters in connection with the common stock will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements as of June 30, 2002 and 2001 and for each of the three years in the period ended June 30, 2002 and the financial statement schedules included in this Prospectus Supplement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. We also file such information with the New York Stock Exchange and such information may also be read and copied at the public reference room of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the offering of securities under this prospectus. This prospectus supplement, which constitutes part of the registration statement, does not contain all of the information in the registration statement on Form S-3. You will find additional information about us and our securities in the registration statement on Form S-3. All statements made in this prospectus supplement concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed by us with the Securities and Exchange Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you be referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities or we terminate this offering:

•
Our Annual Report on Form 10-K for the year ended June 30, 2002 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2002 Annual Meeting of Shareholders and our Annual Report to Shareholders);

•	The description of the common stock contained in our Form 8-A, dated October 4, 1989, including any amendment or report filed to update this description; and

•	The description of our preferred stock contained in our Form 8-A12B, dated August 29, 1997, including any amendment or report filed to update this description.

Any information in this prospectus supplement, the accompanying prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus supplement, the accompanying prospectus, or in any other document we subsequently file with the

Securities and Exchange Commission that also is incorporated or deemed to be incorporated by reference in this prospectus supplement or in the accompanying prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be part of this prospectus supplement or the accompanying prospectus.

You may request a copy of these filings at no cost, by writing or telephoning AmeriCredit Corp., 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102, Attention: Daniel E. Berce, Chief Financial Officer, telephone: (817) 302-7000.

AMERICREDIT CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants	F-2

Consolidated Balance Sheets as of June 30, 2002 and 2001	F-3

Consolidated Statements of Income and Comprehensive Income for the years ended June 30, 2002, 2001 and 2000.	F-4

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2002, 2001, and 2000	F-5

Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2001 and 2000	F-6

Notes to Consolidated Financial Statements	F-7

Guarantor Consolidating Financial Statements	F-26

Report of Independent Accountants on Financial Statement Schedules	F-27

Consolidating Balance Sheets as of June 30, 2002 and 2001	F-28

Consolidating Statements of Income for the years ended June 30, 2002, 2001, and 2000	F-30

Consolidating Statements of Cash Flows for the years ended June 30, 2002, 2001, and 2000	F-33

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
AmeriCredit Corp.

We have audited the accompanying consolidated balance sheets of AmeriCredit Corp. as of June 30, 2002 and 2001, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmeriCredit Corp. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP
Fort Worth, Texas
August 6, 2002

AMERICREDIT CORP.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	June 30, 2002	June 30, 2001
ASSETS
Cash and cash equivalents	$119,445	$77,053
Receivables held for sale, net	2,198,391	1,921,465
Interest-only receivables from Trusts	514,497	387,895
Investments in Trust receivables	691,065	493,022
Restricted cash	343,570	270,358
Property and equipment, net	120,505	67,828
Other assets	237,458	167,286

Total assets	$4,224,931	$3,384,907

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Warehouse credit facilities	$1,751,974	$1,502,879
Credit enhancement facility		36,319
Senior notes	418,074	375,000
Other notes payable	66,811	23,077
Funding payable	126,893	60,460
Accrued taxes and expenses	194,260	114,041
Derivative financial instruments	85,922	82,796
Deferred income taxes	148,681	130,139

Total liabilities	2,792,615	2,324,711

Commitments and contingencies (Note 7)
Shareholders’ equity:
Preferred stock, $.01 par value per share, 20,000,000 shares authorized; none issued
Common stock, $.01 par value per share, 230,000,000 and 120,000,000 shares authorized 91,716,416 and 89,853,792 shares issued	917	899
Additional paid-in capital	573,956	520,077
Accumulated other comprehensive income	42,797	73,689
Retained earnings	832,446	484,963

	1,450,116	1,079,628
Treasury stock, at cost (5,899,241 and 6,439,737 shares)	(17,800)	(19,432)

Total shareholders’ equity	1,432,316	1,060,196

Total liabilities and shareholders’ equity	$4,224,931	$3,384,907

The accompanying notes are an integral part of these consolidated financial statements.

AMERICREDIT CORP.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(dollars in thousands, except per share data)

	Years Ended June 30,
	2002	2001	2000
Revenue:
Finance charge income	$339,430	$225,210	$124,150
Gain on sale of receivables	448,544	301,768	209,070
Servicing fee income	389,371	281,239	170,251
Other income	12,887	10,007	6,209

	1,190,232	818,224	509,680

Costs and expenses:
Operating expenses	424,131	308,453	223,219
Provision for loan losses	65,161	31,387	16,359
Interest expense	135,928	116,024	69,310
Charge for closing mortgage operations			10,500

	625,220	455,864	319,388

Income before income taxes	565,012	362,360	190,292
Income tax provision	217,529	139,508	75,791

Net income	347,483	222,852	114,501

Other comprehensive income (loss)
Unrealized (losses) gains on credit enhancement assets	(50,805)	111,125	37,995
Unrealized losses on cash flow hedges	(2,712)	(64,156)
Foreign currency translation adjustment	2,022
Income tax benefit (provision)	20,603	(18,083)	(14,602)

Other comprehensive (loss) income	(30,892)	28,886	23,393

Comprehensive income	$316,591	$251,738	$137,894

Earnings per share:
Basic	$4.10	$2.80	$1.57

Diluted	$3.87	$2.60	$1.48

Weighted average shares outstanding	84,748,033	79,562,495	73,038,005

Weighted average shares and assumed incremental shares	89,800,621	85,852,086	77,613,652

The accompanying notes are an integral part of these consolidated financial statements.

AMERICREDIT CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(dollars in thousands)

	Common Stock					Treasury Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Shares	Amount
Balance at June 30, 1999	71,498,474	$715	$252,194	$21,410	$147,610	7,357,030	$(22,199)
Common stock issued on exercise of options	3,028,060	30	23,825
Income tax benefit from exercise of options			11,583
Common stock issued in public offering	9,200,000	92	111,455
Other comprehensive income, net of income taxes of $14,602				23,393
Common stock issued for employee benefit plans			2,922			(348,171)	1,048
Net income					114,501

Balance at June 30, 2000	83,726,534	837	401,979	44,803	262,111	7,008,859	(21,151)
Common stock issued on exercise of options	6,075,558	61	49,313			(200,000)	604
Income tax benefit from exercise of options			63,293
Other comprehensive income, net of income taxes of $18,083				28,886
Common stock issued for employee benefit plans	51,700	1	5,492			(369,122)	1,115
Net income					222,852

Balance at June 30, 2001	89,853,792	899	520,077	73,689	484,963	6,439,737	(19,432)
Common stock issued on exercise of options	1,710,451	17	20,800
Income tax benefit from exercise of options			22,304
Other comprehensive loss, net of income taxes of $20,603				(30,892)
Common stock issued for employee benefit plans	152,173	1	10,775			(540,496)	1,632
Net income					347,483

Balance at June 30, 2002	91,716,416	$917	$573,956	$42,797	$832,446	5,899,241	$(17,800)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICREDIT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended June 30,
	2002	2001	2000
Cash flows from operating activities:
Net income	$347,483	$222,852	$114,501
Adjustments to reconcile net income to net cash used by operating activities:
Non-cash charge for closing mortgage operations			6,566
Depreciation and amortization	38,372	19,740	19,357
Provision for loan losses	65,161	31,387	16,359
Deferred income taxes	61,373	82,947	15,388
Accretion of present value discount and other	(111,880)	(93,449)	(44,083)
Non-cash gain on sale of auto receivables	(424,771)	(243,991)	(186,176)
Loss on retirement of senior notes	4,153
Distributions from Trusts	243,596	214,629	125,104
Initial deposits to credit enhancement assets	(368,495)	(180,008)	(192,000)
Discount on issuance of senior notes	(2,135)
Changes in assets and liabilities:
Other assets	(41,979)	(5,377)	(23,841)
Accrued taxes and expenses	88,017	43,414	27,699
Purchases of receivables	(9,055,028)	(6,367,796)	(4,535,524)
Principal collections and recoveries on receivables	235,323	110,812	43,756
Net proceeds from sale of receivables	8,546,229	5,174,439	4,082,270

Net cash used by operating activities:	(374,581)	(990,401)	(530,624)

Cash flows from investing activities:
Net purchases of property and equipment	(11,559)	(34,278)	(9,751)
Change in other assets	(15,099)	(64,580)	(11,232)

Net cash used by investing activities	(26,658)	(98,858)	(20,983)

Cash flows from financing activities:
Net change in warehouse credit facilities	248,073	1,015,179	373,041
Proceeds from issuance of senior notes	175,000
Retirement of senior notes	(139,522)
Borrowings under credit enhancement facility	182,500	57,000	72,000
Debt issuance costs	(22,518)
Net change in notes payable	(21,484)	(5,369)	(11,079)
Proceeds from issuance of common stock	20,818	56,586	139,372

Net cash provided by financing activities	442,867	1,123,396	573,334
Effect of exchange rate changes on cash and cash equivalents	764

Net increase in cash and cash equivalents	42,392	34,137	21,727
Cash and cash equivalents at beginning of year	77,053	42,916	21,189

Cash and cash equivalents at end of year	$119,445	$77,053	$42,916

The accompanying notes are an integral part of these consolidated financial statements.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

History and Operations

AmeriCredit Corp. (“Company”) was formed on August 1, 1986, and, since September 1992, has been in the business of purchasing and servicing automobile sales finance contracts. The Company operated 251 auto lending branch offices in 42 states and five Canadian provinces as of June 30, 2002. The Company acquired a subsidiary in November 1996 that originated and sold mortgage loans. During October 1999, the Company ceased the operations of this subsidiary and has liquidated its assets.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s investment in DealerTrack Holdings, Inc. (“DealerTrack”), a company that provides an auto finance transaction processing channel, is accounted for using the cost method since the Company owns less than a 20% voting interest in DealerTrack and does not otherwise exercise significant influence over DealerTrack. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts, including initial deposits to credit enhancement assets and purchases, sales, and principal collections and recoveries on receivables in the consolidated statements of cash flows, have been reclassified to conform to the current year presentation.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the amount of revenue and costs and expenses during the reporting periods. Actual results could differ from those estimates and those differences may be material. These estimates include, among other things, assumptions for cumulative credit losses, timing of cash flows and discount rates on receivables sold in securitization transactions and the determination of the allowance for loan losses on receivables held for sale.

Cash Equivalents

Investments in highly liquid securities with original maturities of 90 days or less are included in cash and cash equivalents.

Receivables Held for Sale

Receivables held for sale are carried at the lower of cost or fair value. Fair value is measured on an aggregate basis since the receivables have relatively homogenous obligors, collateral, loan size and structure characteristics and are subject to similar risks. Finance charge income related to receivables held for sale is recognized using the interest method. Accrual of finance charge income is suspended on accounts that are more than 60 days delinquent. Fees and commissions received (other than acquisition fees described below) and direct costs of originating loans are deferred and amortized over the term of the related receivables using the interest method and are removed from the consolidated balance sheets when related finance contracts sold, charged-off or paid in full.

Finance contracts are generally purchased by the Company from auto dealers without recourse, and accordingly, the dealer usually has no liability to the Company if the consumer defaults on the contract. To mitigate the risk from potential credit losses, the Company may charge dealers a non-refundable acquisition fee when purchasing individual finance contracts. The Company records such acquisition fees as a nonaccretable reduction in the carrying value of the related finance contract. Nonaccretable acquisition fees are removed from the consolidated balance sheets when the related finance contract is sold or charged-off.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses on receivables that are either currently ineligible for sale or may in the future become ineligible for sale and thus may be held indefinitely by the Company. Receivables are ineligible for sale if they do not meet certain criteria established in connection with securitization transactions, the most significant of which is that receivables must be less than 31 days delinquent at the time of sale. The Company reviews charge-off experience factors, delinquency reports, historical collection rates, estimates of the value of the underlying collateral, economic trends and other information in order to make the necessary judgments as to probable credit losses on receivables that may be held indefinitely by the Company and the appropriateness of the related provision and allowance for loan losses. Receivables, including accrued interest, are charged-off to the allowance for loan losses when the Company repossesses and disposes of the collateral or the account is otherwise deemed uncollectable.

Credit Enhancement Assets

The Company periodically sells receivables to certain special purpose financing trusts (“Trusts”), and the Trusts in turn issue asset-backed securities to investors in securitization transactions. The Company retains an interest in the receivables sold in the form of a residual or interest-only receivables from Trusts and may also retain other subordinated interests in the receivables sold to the Trusts. The residual or interest-only receivables from Trusts represents the present value of future excess cash flows resulting from the difference between the finance charge income received from the obligors on the receivables and the interest paid to the investors in the asset-backed securities, net of credit losses, servicing fees and other expenses.

Upon the transfer of receivables to the Trusts, the Company removes the net book value of the receivables sold from its consolidated balance sheet and allocates such carrying value between the assets transferred and the interests retained, based upon their relative fair values at the settlement date. The difference between the sales proceeds, net of transaction costs, and the allocated basis of the assets transferred is recognized as a gain on sale of receivables.

The allocated basis of the interests retained is classified as either interest-only receivables from Trusts, investments in Trust receivables or restricted cash in the Company’s consolidated balance sheets depending upon the form of interest retained by the Company. These interests are collectively referred to as credit enhancement assets.

Since auto receivables held by the Trusts can be contractually prepaid or otherwise settled in such a way that the Company would not recover all of its recorded investment in the retained interests, credit enhancement assets are classified as available for sale and are measured at fair value. Unrealized holding gains or temporary holding losses are reported net of income tax effects as accumulated other comprehensive income that is a separate component of shareholders’ equity until realized. If a decline in fair value is deemed other than temporary, the assets are written down through an impairment charge to operations.

The fair value of credit enhancement assets is estimated by calculating the present value of the excess cash flows from the Trusts using discount rates commensurate with the risks involved. Such calculations include estimates of cumulative credit losses for the remaining term of the receivables transferred to the Trusts since this factor most impacts the amount and timing of future excess cash flows. If cumulative credit losses exceed the Company’s original estimates, the credit enhancement assets could be written down through a charge to operations as an other than temporary impairment. Favorable credit loss experience compared to the Company’s original estimates could result in additional earnings when realized. The discount used to estimate the present value of future excess cash flows is accreted into income using the interest method over the expected life of the securitization and is recorded as part of servicing fee income.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with securitization transactions, the Company is required to provide credit enhancement in order to attain specific credit ratings for the asset-backed securities issued by the Trusts. The Company typically makes a deposit to a restricted cash account and may also retain a subordinated interest in the receivables sold to the Trusts to establish initial credit enhancement levels. Monthly cash collections from the pools of receivables in excess of required principal and interest payments on the asset-backed securities and servicing fees and other expenses are either added to the restricted cash accounts or used to repay the outstanding asset-backed securities on an accelerated basis, thus creating additional credit enhancement through overcollateralization in the Trusts. This overcollateralization, as well as any initial retained interest in the receivables sold to the Trusts, is recorded as investments in Trust receivables in the Company’s consolidated balance sheets. When the credit enhancement levels reach specified percentages of the pools of receivables, excess cash flows are distributed to the Company. In the event that monthly cash collections are insufficient to make required principal and interest payments to the investors and pay servicing fees and other expenses, any shortfall would be first drawn from the restricted cash accounts.

A financial guaranty insurance company (“Insurer”) has provided a financial guaranty insurance policy for the benefit of investors in certain of the Company’s securities transactions. The agreements with the Insurer provide that if delinquency, default and net loss ratios in the pools of receivables supporting the asset-backed securities exceed certain targets, the specified levels of credit enhancement would be increased and, in certain cases, the Company would be removed as servicer of the receivables.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is generally provided on a straight-line basis over the estimated useful lives of the assets. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition and any resulting gain or loss is included in operations. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and betterments are capitalized.

Derivative Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by Statement of Financial Accounting Standards No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133,” and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 133”), on July 1, 2000. Unrealized gains and losses on derivatives that arose prior to the initial application of SFAS 133 and that were previously deferred as adjustments of the carrying amount of hedged items were not adjusted. Accordingly, the Company did not record a transition adjustment from the adoption of SFAS 133.

The Company sells fixed rate auto receivables to Trusts that, in turn, sell either fixed rate or floating rate securities to investors. The interest rates on the floating rate securities issued by the Trusts are indexed to various London Interbank Offered Rates (“LIBOR”). The Company utilizes interest rate swap agreements to convert floating rate exposures on securities issued by the Trusts to fixed rates, hedging the variability in future excess cash flows to be received by the Company over the life of the securitization attributable to interest rate risk. These interest rate swap agreements are designated as cash flow hedges of the credit enhancement assets.

The Company’s interest rate swap agreements qualify for hedge accounting treatment. Since the underlying credit enhancement asset being hedged by the interest rate swap agreements expose the Company to interest rate risk, the interest rate swap agreements reduce the Company’s sensitivity to interest rate risk. The interest rate swap agreements are designated and deemed effective in hedging the Company’s exposure to interest rate risk.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of the interest rate swap agreements is included in the Company’s consolidated balance sheets, and the related unrealized gains or losses on these agreements are deferred and included in shareholders’ equity as a component of other comprehensive income. These deferred gains or losses are recognized as an adjustment to income over the same period in which cash flows from the related credit enhancement assets affect earnings. However, to the extent that any of these contracts are not considered to be perfectly effective in offsetting the change in the value of the cash flows being hedged, any changes in fair value relating to the ineffective portion of these contracts are recognized in income.

The Company also utilized an interest rate swap agreement to hedge the change in fair value of certain of its fixed rate senior notes. The change in fair value of the interest rate swap agreement and the senior notes are recognized in income. If the interest rate swap agreement terminates prior to maturity, previous adjustments to the carrying value of the senior notes will be recognized in income over the life of the senior notes on an effective yield basis.

The Company formally documents all relationships between interest rate swap agreements and the underlying asset and liability being hedged, as well as its risk management objective and strategy for undertaking the hedge transactions. At hedge inception and at least quarterly, the Company also formally assesses whether the interest rate swap agreements that are used in hedging transactions have been highly effective in offsetting changes in the cash flows or fair value of the hedged items and whether those interest rate swap agreements may be expected to remain highly effective in future periods. The Company will discontinue hedge accounting prospectively when it is determined that an interest rate swap agreement has ceased to be highly effective as a hedge.

The Company also utilizes interest rate cap agreements as part of its interest rate risk management strategy for securitization transactions as well as for warehouse credit facilities. The Trusts and the Company’s wholly owned special purpose finance subsidiaries typically purchase interest rate cap agreements to limit variability in excess cash flows from receivables sold to the Trusts or financed under warehouse credit facilities due to potential increases in interest rates. The purchaser of the interest rate cap agreement pays a premium in return for the right to receive the difference in the interest cost at any time a specified index of market interest rates rises above the stipulated “cap” rate. The interest rate cap agreement purchaser bears no obligation or liability if interest rates fall below the “cap” rate. The Company’s special purpose finance subsidiaries are contractually required to purchase interest rate cap agreements as credit enhancement in connection with securitization transactions and warehouse credit facilities. The Company simultaneously sells a corresponding interest rate cap agreement in order to offset the cash used to purchase the interest rate cap agreement. The fair value of the interest rate cap agreements purchased and sold by the Company is included in other assets and liabilities on the Company’s consolidated balance sheets. The fair value of the interest rate cap agreements purchased by the Trusts is reflected in the valuation of the credit enhancement assets.

The Company does not hold any interest rate cap or swap agreements for trading purposes.

Interest rate risk management contracts are generally expressed in notional principal or contract amounts that are much larger than the amounts potentially at risk for nonpayment by counterparties. Therefore, in the event of nonperformance by the counterparties, the Company’s credit exposure is limited to the uncollected interest and contract market value related to the contracts that have become favorable to the Company. The Company manages the credit risk of such contracts by using highly rated counterparties, established risk limits and monitoring of the credit ratings of the counterparties.

Income Taxes

Deferred income taxes are provided in accordance with the asset and liability method of accounting for income taxes to recognize the tax effects of temporary differences between financial statement and income tax accounting. Valuation allowances for deferred tax assets are provided when realization of such assets are not likely.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Receivables Held for Sale

Receivables held for sale consist of the following (in thousands):

	June 30, 2002	June 30, 2001
Auto receivables	$2,261,718	$1,973,828
Less nonaccretable acquisition fees	(40,618)	(42,280)
Less allowance for loan losses	(22,709)	(10,083)

	$2,198,391	$1,921,465

Auto receivables are collateralized by vehicle titles and the Company has the right to repossess the vehicle in the event the consumer defaults on the payment terms of the contract.

The accrual of finance charge income has been suspended on approximately $79.1 million and $40.9 million of delinquent auto receivables as of June 30, 2002 and 2001, respectively.

As of June 30, 2002 and 2001, $120.0 million and $74.8 million, respectively, of receivables held for sale were ineligible for sale.

A summary of the nonaccretable acquisition fees and allowance for loan losses is as follows (in thousands):

	Years Ended June 30,
	2002	2001	2000
Balance at beginning of year	$52,363	$24,374	$11,841
Purchases of receivables	171,537	144,403	97,659
Receivables sold	(171,314)	(130,467)	(91,862)
Provision for loan losses	65,161	31,387	16,359
Net charge-offs	(54,420)	(17,334)	(9,623)

Balance at end of year	$63,327	$52,363	$24,374

3.    Securitizations

A summary of the Company’s securitization activity and cash inflows and outflows from the Trusts is as follows (in thousands):

	Years Ended June 30,
	2002	2001	2000
Receivables sold	$8,608,909	$5,300,004	$3,999,999
Net proceeds from sale of receivables	8,546,229	5,173,763	3,955,404
Gain on sale of receivables	448,544	301,768	207,559
Servicing fees	277,491	187,790	126,168
Distributions from Trusts	243,596	214,629	125,104

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company retains interests in the receivables sold in the form of credit enhancement assets and servicing responsibilities for receivables sold. As of June 30, 2002 and 2001, the Company was servicing $12,500.7 million and $8,229.9 million, respectively, of auto receivables that have been sold to the Trusts. The Company earns a monthly base servicing fee of 2.25% per annum on the outstanding principal balance of its domestic serviced receivables and any supplemental fee collections (such as late charges) for servicing the receivables sold. The Company believes that servicing fees received on its domestic securitization pools would fairly compensate a substitute servicer should one be required, and, accordingly, the Company records neither a servicing asset nor a servicing liability. The Company recorded a servicing liability related to the servicing of its Canadian securitization pool because it does not receive a monthly servicing fee for its servicing obligations. The servicing liability is included in accrued taxes and expenses on the Company’s consolidated balance sheet.

The Trusts and the investors in the asset-backed securities sold by the Trusts have no recourse to the Company’s assets other than the credit enhancement assets. The credit enhancement assets are subordinate to the interests of the investors in the Trusts and the value of such assets is subject to the credit risks related to the receivables sold to the Trusts.

Credit enhancement assets consist of the following (in thousands):

	June 30, 2002	June 30, 2001

Interest-only receivables from Trusts	$514,497	$387,895
Investments in Trust receivables	691,065	493,022
Restricted cash	343,570	270,358

	$1,549,132	$1,151,275

A summary of activity in the credit enhancement assets is as follows (in thousands):

	Years Ended June 30,
	2002	2001	2000
Balance at beginning of year	$1,151,275	$824,618	$494,862
Initial deposits to credit enhancement assets	368,495	180,008	192,000
Non-cash gain on sale of auto receivables	430,243	243,991	186,176
Payments on credit enhancement facility	(218,819)	(87,287)	(5,394)
Distributions from Trusts	(243,596)	(214,629)	(125,104)
Accretion of present value discount and other	111,880	93,449	44,083
Change in unrealized (loss)gain	(50,805)	111,125	37,995
Foreign currency translation adjustment	459

Balance at end of year	$1,549,132	$1,151,275	$824,618

Credit enhancement assets consist of interest-only receivables from Trusts, investments in Trust receivables and restricted cash. At the time of sale of receivables, the Company is required to pledge assets equal to a specified percentage of the securitization pool to support the securitization transaction. Typically, the assets pledged are cash deposited to a restricted account or additional receivables delivered to the Trust creating overcollateralization. These assets represent initial deposits to credit enhancement assets. Also at the time of sale of receivables, a non-cash gain on sale of receivables is recognized consisting of interest-only receivables from Trust and a present value discount related to the assets pledged as initial deposits to credit enhancement assets.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The interest-only receivables from Trust represent the present value of the estimated future excess cash flows to be received by the Company over the life of the securitization.

The securitization transactions require the percentage of assets pledged to support the transaction to increase thereafter until a specified level is attained. Excess cash flows generated by the Trusts are added to the restricted cash account or used to pay down outstanding debt in the Trusts creating overcollateralization until the required percentage level of assets has been reached. Collections of excess cash flows reduce the interest-only receivables from Trusts and the additional assets pledged represent increases in restricted cash and investments in Trust receivables. Once the targeted percentage of assets is reached, additional excess cash flows generated by the Trusts are released to the Company as distributions from Trusts. Additionally, as the balance of the securitization pool declines, the amount of pledged assets needed to maintain the required percentage level becomes smaller. Assets in excess of the required percentage are released to the Company as distributions from Trusts.

Accretion of present value discount represents accretion of the discount used to estimate the present value of future distributions from Trusts using the interest method over the expected life of the securitization.

Unrealized gains (losses) generally represent changes in the fair value of credit enhancement assets as a result of differences between actual securitization pool performance and the original assumptions for such performance or changes in the assumptions as to future securitization pool performance.

Significant assumptions used in determining the gain on sale of auto receivables were as follows:

	Years Ended June 30,
	2002	2001	2000
Cumulative credit losses (including unrealized gains at time of sale)	12.5%	11.3%	10.9%
Discount rate used to estimate present value:
Interest-only receivables from Trusts	14.0%	14.0%	12.3%
Investments in Trust receivables	9.8%	9.8%	8.1%
Restricted cash	9.8%	9.8%	8.1%

Significant assumptions used in measuring the fair value of credit enhancement assets at the balance sheet dates are as follows:

	Years Ended June 30,
	2002	2001
Cumulative credit losses (including remaining unrealized gains at time of sale)	10.4%-12.7%	8.7%-11.7%
Discount rate used to estimate present value:
Interest-only receivables from Trusts	14.0%	14.0%
Investments in Trust receivables	9.8%	9.8%
Restricted cash	9.8%	9.8%

The Company has not presented the expected weighted average life and prepayment assumptions used in determining the gain on sale and in measuring the fair value of credit enhancement assets due to the stability of these two attributes over time. A significant portion of the Company’s prepayment experience relates to defaults that are considered in the cumulative credit loss assumption. The Company’s voluntary prepayment experience

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on its receivables portfolio typically has not fluctuated with changes in market interest rates or other economic or market factors.

The sensitivity to an immediate 10% and 20% unfavorable change in the assumptions used to measure the fair value of the credit enhancement assets as of June 30, 2002, is as follows (in thousands):

	Expected Cumulative Credit Losses	Discount Rate
Impact on fair value of:
10% adverse change	$(135,698)	$(31,663)
20% adverse change	(277,317)	(61,387)

The impact on fair value of these hypothetical adverse changes (net of related income tax benefits) would generally first reduce accumulated other comprehensive income in the consolidated balance sheets prior to resulting in a charge to income.

The adverse changes to the key assumptions and estimates are hypothetical. The change in fair value based on a 10% variation in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on fair value is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another, which might magnify or counteract the sensitivities. Furthermore, due to potential changes in current economic conditions, the estimated fair values as disclosed should not be considered indicative of the future performance of these assets. The sensitivities do not reflect actions management might take to offset the impact of any adverse change.

Expected future cumulative static pool credit losses on receivables that have been sold to the Trusts are shown below:

	Securitizations Completed in Years Ended June 30,
	2002	2001	2000
Estimated cumulative credit losses as of:(a)
June 30, 2002	11.6%	11.4%	11.1%
June 30, 2001		10.3%	8.8%
June 30, 2000			9.6%

(a)
Cumulative credit losses are calculated by adding the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown for each year is a weighted average for all securitizations during the period.

4.    Warehouse Credit Facilities

Warehouse credit facilities consist of the following (in thousands):

	June 30, 2002	June 30, 2001
Commercial paper facilities		$228,794
Medium term notes	$1,750,000	1,250,000
Canadian facilities	1,974	24,085

	$1,751,974	$1,502,879

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has four separate funding agreements with administrative agents on behalf of institutionally managed commercial paper conduits and bank groups with aggregate structured warehouse financing availability of approximately $3,845.0 million. Two of the commercial paper facilities are renewable annually and provide for available structured warehouse financing of $550.0 million and $250.0 million, respectively, through September 2002. Another facility provides for multi-year structured warehouse financing with availability of $500.0 million through November 2003. A fourth facility provides for available structured warehouse financing of $2,545.0 million, of which $380.0 million matures in March 2003 and the remaining $2,165.0 million matures in March 2005.

Under these funding agreements, the Company transfers auto receivables to special purpose finance subsidiaries of the Company, and these subsidiaries in turn issue notes, collateralized by such auto receivables, to the agents. The agents provide funding under the notes to the subsidiaries pursuant to an advance formula and the subsidiaries forward the funds to the Company in consideration for the transfer of auto receivables. While these subsidiaries are included in the Company’s consolidated financial statements, these subsidiaries are separate legal entities and the auto receivables and other assets held by the subsidiaries are legally owned by these subsidiaries and are not available to creditors of AmeriCredit Corp. or its other subsidiaries. Advances under the funding agreements bear interest at commercial paper, LIBOR or prime rates plus specified fees depending upon the source of funds provided by the agents. The funding agreements contain various covenants requiring certain minimum financial ratios and results. The funding agreements also require certain funds to be held in restricted cash accounts to provide additional collateral for borrowings under the facilities. As of June 30, 2002 and 2001, these restricted cash accounts totaled $1.6 million and $6.0 million, respectively, and are included in other assets in the consolidated balance sheets. As of June 30, 2001, $254.7 million of auto receivables held for sale were pledged under these funding agreements.

The Company also has three funding agreements with administrative agents on behalf of institutionally managed medium term note conduits under which $500.0 million, $750.0 million and $500.0 million, respectively, of proceeds are available through the terms of the agreements. Under these arrangements, the conduits sold medium term notes and delivered the proceeds to special purpose finance subsidiaries of the Company. These subsidiaries in turn issued notes, collateralized by auto receivables and cash, to the agents. The funding agreements allow for the substitution of auto receivables (subject to an overcollateralization formula) for cash, and vice versa, during the term of the agreements, thus allowing the Company to use the medium term note proceeds to finance auto receivables on a revolving basis. The agreements mature in December 2003, June 2004 and February 2005, respectively. While the special purpose finance subsidiaries are included in the Company’s consolidated financial statements, the subsidiaries are separate legal entities and the auto receivables and other assets held by the subsidiaries are legally owned by the subsidiaries and are not available to creditors of AmeriCredit Corp. or its other subsidiaries. The notes issued by the subsidiaries under the funding agreements bear interest at LIBOR plus specified fees. The funding agreements contain various covenants requiring certain minimum financial ratios and results. The funding agreements also require certain funds to be held in restricted cash accounts to provide additional collateral under the notes. As of June 30, 2002 and 2001, these restricted cash accounts totaled $27.8 million and $28.3 million, respectively, and are included in other assets in the consolidated balance sheets. As of June 30, 2002 and 2001, $1,831.8 million and $1,293.8 million, respectively, of auto receivables held for sale were pledged under these funding agreements.

The Company’s Canadian subsidiary has a revolving credit agreement, under which the subsidiary may borrow up to $200.0 million Cdn., subject to a defined borrowing base. Borrowings under the credit agreement are collateralized by certain Canadian auto receivables and bear interest at the Canadian Bankers Acceptance Rate plus specified fees. In August 2002, the Company renewed this revolving credit agreement providing for borrowings of up to $150.0 million Cdn. through August 2003. Additionally, the Company’s Canadian subsidiary has a warehouse credit facility with availability of $100.0 million Cdn. subject to a defined borrowing base. The

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

warehouse credit facility expires in May 2003. The Canadian facilities contain various covenants requiring certain minimum financial ratios and results. As of June 30, 2002, $4.0 million Cdn. of auto receivables held for sale were pledged under the credit agreement.

5.    Credit Enhancement Facility

The Company had a credit enhancement facility with a financial institution that was used to fund a portion of the initial restricted cash deposit required in certain of its securitization transactions. Borrowings under the credit enhancement facility were available on a revolving basis through October 2001 after which time outstanding borrowings were payable over time based on future excess cash flows from certain of the Trusts. In June 2002, the Company replaced this facility with a letter of credit from a financial institution. The remaining balance on the credit enhancement facility was paid off with a corresponding release of restricted cash.

6.    Senior Notes

In June 2002, the Company issued $175.0 million of senior notes that are due in May 2009. Interest on the notes is payable semiannually at a rate of 9.25% per annum. The notes, which are uncollateralized, may be redeemed at the option of the Company after May 2006 at a premium declining to par in May 2008. The proceeds from the senior note issuance were used to redeem the $175.0 million 9.25% senior notes that were due in May 2004. As of June 30, 2002, $135.4 million of the senior notes due in May 2004 were tendered and redeemed. The remainder of the senior notes due in May 2004 was redeemed subsequent to year end.

Additionally, the Company has outstanding $200.0 million of senior notes that are due in April 2006. Interest on the notes is payable semiannually at a rate of 9.875% per annum. In April 2002, the Company entered into an interest rate swap agreement to hedge the fair value of these senior notes. At June 30, 2002, the carrying value of the senior notes was adjusted by $5.5 million to reflect the effective use of the fair value hedge. On August 2, 2002, the Company terminated the interest rate swap agreement. The fair value of the interest rate swap was $9.7 million at termination date. This amount will be reflected in the carrying value of the senior notes and will be amortized into interest expense over the expected term of the senior notes. The notes, which are uncollateralized, may be redeemed at the option of the Company after April 2003 at a premium declining to par in April 2005.

The Indentures pursuant to which the senior notes were issued contain restrictions including limitations on the Company’s ability to incur additional indebtedness other than certain collateralized indebtedness, pay cash dividends and repurchase common stock. Debt issuance costs and original issue discounts are being amortized over the expected term of the notes, and unamortized costs of $6.3 million and $6.7 million as of June 30, 2002 and 2001, respectively, are included in other assets in the consolidated balance sheets.

7.    Commitments and Contingencies Leases

Leases

Branch lending offices are generally leased for terms of up to five years with certain rights to extend for additional periods. The Company also leases space for its administrative offices and loan servicing activities under leases with terms up to twelve years with renewal options. Certain leases contain lease escalation clauses for real estate taxes and other operating expenses and renewal option clauses calling for increased rents. Lease expense was $24.4 million, $17.3 million and $13.6 million for the years ended June 30, 2002, 2001 and 2000, respectively.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The financing arrangement for one of the Company’s loan servicing centers is structured as a synthetic lease pursuant to which the Company is considered to lease the property for accounting purposes but is considered to own the property, subject to the indebtedness incurred to acquire and construct the property, for federal income tax and other purposes. This arrangement provides for rental payments to be made through the scheduled termination date in September 2003, at which time the Company may be required to purchase the property from the lessor for a purchase price equal to the amount of the outstanding debt. The lessor may accelerate the Company’s purchase obligation in the event of certain defaults specified in the lease financing documents. The Company may also elect to purchase the property and terminate the lease financing arrangement prior to the scheduled termination date. As of June 30, 2002, the amount of outstanding debt under this lease financing arrangement was $33.2 million. Neither the property nor the outstanding debt incurred to acquire and construct the property is recorded on the Company’s consolidated balance sheets.

Operating lease commitments for years ending June 30 are as follows (in thousands):

2003	$80,605
2004	15,380
2005	13,192
2006	11,668
2007	9,612
Thereafter	33,002

$163,459

Other Notes Payable

Maturities of other notes payable for years ending June 30 are as follows (in thousands):

2003	$37,291
2004	11,645
2005	6,331
2006	4,769
2007	2,905
Thereafter	3,870

$66,811

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash equivalents, restricted cash, derivative financial instruments and managed auto receivables, which include auto receivables held for sale and auto receivables serviced by the Company on behalf of the Trusts. The Company’s cash equivalents and restricted cash represent investments in highly rated securities placed through various major financial institutions. The counterparties to the Company’s derivative financial instruments are various major financial institutions. Managed auto receivables represent contracts with consumers residing throughout the United States and, to a limited extent, in Canada, with borrowers located in California and Texas each accounting for 13% of the managed auto receivables portfolio as of June 30, 2002. No other state accounted for more than 10% of managed auto receivables.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees of Indebtedness

The Company has guaranteed certain subordinated asset-backed securities issued in its securitization transactions. The total outstanding balance of the subordinated asset-backed securities guaranteed by the Company was $78.3 million and $78.8 million at June 30, 2002 and 2001, respectively. Subordinated asset-backed securities guaranteed by the Company are expected to mature by the end of calendar 2003. Because the Company does not expect the guarantees to be funded prior to expiration, the guaranteed amount does not reflect estimates of future cash flows for settlement of the guarantees.

Legal Proceedings

As a consumer finance company, the Company is subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud and breach of contract. Some litigation against the Company could take the form of class action complaints by consumers. As the assignee of finance contracts originated by dealers, the Company may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.

The Company believes that it has taken prudent steps to address the litigation risks associated with its business activities. As of June 30, 2002, there were no lawsuits pending or, to the best knowledge of the Company, threatened against it, the outcome of which will have a material effect on the Company’s financial condition, results of operations or cash flows.

8.    Stock Options

General

The Company has certain stock-based compensation plans for employees, non-employee directors and key executive officers.

A total of 21,500,000 shares have been authorized for grants of options and other stock-based awards under the employee plans, of which 2,000,000 shares are available for grants to non-employee directors as well as employees. As of June 30, 2002, 1,397,567 shares remain available for future grants. The exercise price of each option must equal the market price of the Company’s stock on the date of grant, and the maximum term of each option is ten years. The vesting period is typically four years, although certain options granted to non-officers vest over a two-year period. A committee of the Company’s Board of Directors establishes policies and procedures for option grants, vesting periods and the term of each option.

A total of 1,500,000 shares have been authorized for grants of options under the non-employee director plans. These plans have expired and no shares remain available for future grants as of June 30, 2001. The exercise price of each option must equal the market price of the Company’s stock on the date of grant and the maximum term of each option is ten years. Option grants, vesting periods and the term of each option are established by the terms of the plans.

A total of 6,300,000 shares have been authorized for grants of options under the key executive officer plans, none of which remain available for future grants as of June 30, 2001. Option grants, vesting periods and the exercise price and term of each option are established by the terms of the plans.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has elected not to adopt the fair value-based method of accounting for stock-based awards and, accordingly, no compensation expense has been recognized for options granted under the plans described above. Had compensation expense for the Company’s plans been determined using the fair value-based method, pro forma net income would have been $323.2 million, $206.5 million and $101.7 million, pro forma basic earnings per share would have been $3.81, $2.60 and $1.39 and pro forma diluted earnings per share would have been $3.60, $2.41 and $1.31 for the years ended June 30, 2002, 2001 and 2000, respectively.

The following tables present information related to the Company’s stock-based compensation plans. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Years Ended June 30,
	2002	2001	2000
Expected dividends	0	0	0
Expected volatility	101%	51%	45%
Risk-free interest rate	4.28%	5.31%	6.10%
Expected life	5 years	5 years	5 years

Employee Plans

A summary of stock option activity under the Company’s employee plans is as follows (shares in thousands):

	Years Ended June 30,
	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	8,303	$19.40	10,582	$12.22	10,856	$9.92
Granted	3,906	24.18	2,319	32.54	3,009	16.67
Exercised	(1,290)	15.25	(4,411)	9.14	(2,665)	7.70
Canceled	(600)	24.96	(187)	17.60	(618)	14.31

Outstanding at end of year	10,319	$21.40	8,303	$19.40	10,582	$12.22

Options exercisable at end of year	4,695	$17.57	3,823	$15.69	6,229	$10.05

Weighted average fair value of options granted during year		$18.58		$16.50		$7.93

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of options outstanding under employee plans as of June 30, 2002, is as follows (shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Years of Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$2.75 to 5.00	5	2.33	$3.55	5	$3.55
$5.01 to 10.00	451	4.47	7.41	451	7.41
$10.01 to 15.00	1,859	6.03	12.67	1,406	12.31
$15.01 to 20.00	5,383	7.60	16.67	2,081	16.95
$20.01 to 25.00	450	8.11	21.13	119	21.16
$25.01 to 30.00	491	7.99	27.79	212	27.94
$30.01 to 35.00	79	9.15	34.74	18	34.61
$35.01 to 40.00	251	8.42	35.79	90	35.78
$40.01 to 45.00	110	5.99	42.16	3	42.49
$45.01 to 55.00	802	8.78	45.91	310	45.60
$55.01 to 65.00	438	2.08	63.63		63.63

	10,319			4,695

Restricted stock with an approximate aggregate market value of $2.4 million and $2.3 million at the time of grant was also issued under the employee plans during the years ended June 30, 2002 and 2001, respectively. The market value of these restricted shares at the date of grant is being amortized into expense over a period that approximates the restriction period. As of June 30, 2002 and 2001, unamortized compensation expense related to the restricted stock awards was $3.3 million and $2.2 million, respectively.

Non-Employee Director Plans

A summary of stock option activity under the Company’s non-employee director plans is as follows (shares in thousands):

	Years Ended June 30,
	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	480	$9.75	1,380	$4.33	1,385	$3.37
Granted					80	17.81
Exercised	(120)	3.18	(900)	1.44	(85)	1.40

Outstanding at end of year	360	$11.94	480	$9.75	1,380	$4.33

Options exercisable at end of year	360	$11.94	480	$9.75	1,380	$4.33

Weighted average fair value of options granted during year						$8.55

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of options outstanding under non-employee director plans as of June 30, 2002, is as follows (shares in thousands):

	Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Years of Remaining Contractual Life	Weighted Average Exercise Price
$1.40 to 3.75	60	1.37	$2.85
$3.76 to 10.00	80	3.92	7.92
$10.01 to 15.00	140	5.92	14.77
$15.01 to 20.00	80	7.35	17.81

	360

Key Executive Officer Plans

A summary of stock option activity under the Company’s key executive officer plans is as follows (shares in thousands):

	Years Ended June 30,
	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	5,300	$11.25	6,200	$10.90	6,300	$10.92
Exercised	(300)	8.00	(900)	8.89	(100)	12.00

Outstanding at end of year	5,000	$11.44	5,300	$11.25	6,200	$10.90

Options exercisable at end of year	3,850	$11.27	3,000	$10.67	2,750	$9.53

A summary of options outstanding under key executive officer plans as of June 30, 2002, is as follows (shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Years of Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$8.00	700	3.81	$8.00	700	$8.00
$12.00	4,300	5.58	12.00	3,150	12.00

	5,000			3,850

9.    Employee Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees. The Company’s contributions to the plan were $5.0 million, $2.4 million and $2.2 million for the years ended June 30, 2002, 2001 and 2000, respectively.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company also has an employee stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company’s common stock at 85% of the market value at specified dates. A total of 3,000,000 shares have been reserved for issuance under the plan. Shares purchased under the plan were 359,485, 322,015 and 250,495 for the years ended June 30, 2002, 2001 and 2000, respectively.

10.    Related Party Transactions

The Company has provided interest-bearing loans to certain executive officers and directors. These loans in the aggregate were $5.7 million and $1.8 million at June 30, 2002 and 2001, respectively. All loans are due and payable to the Company by December 31, 2003.

11.    Income Taxes

The income tax provision consists of the following (in thousands):

	Years Ended June 30,
	2002	2001	2000
Current	$156,156	$56,561	$60,403
Deferred	61,373	82,947	15,388

	$217,529	$139,508	$75,791

The Company’s effective income tax rate on income before income taxes differs from the U.S. statutory tax rate as follows:

	Years Ended June 30,
	2002	2001	2000
U.S. statutory tax rate	35.0%	35.0%	35.0%
Other	3.5	3.5	4.8

	38.5%	38.5%	39.8%

The tax effects of temporary differences that give rise to deferred tax liabilities and assets are as follows (in thousands):

	June 30, 2000	June 30, 2001
Deferred tax liabilities:
Gain on sale of receivables	$(123,847)	$(85,556)
Unrealized gain on credit enhancement assets	(25,529)	(46,132)
Other	(17,422)	(6,595)

	(166,798)	(138,283)

Deferred tax assets:
Net operating loss carryforward—domestic		1,204
Net operating loss carryforward—Canadian	1,869	2,066
Other	16,248	4,874

	18,117	8,144

Net deferred tax liability	$(148,681)	$(130,139)

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of June 30, 2002, the Company has a net operating loss carryforward of approximately $4.8 million for Canadian income tax reporting purposes that expires between June 30, 2006 and June 30, 2008.

12.    Earnings Per Share

The computation of basic and diluted earnings per share is as follows (dollars in thousands, except per share data):

	Years Ended June 30,
	2002	2001	2000
Net income	$347,483	$222,852	$114,501

Weighted average shares outstanding	84,748,033	79,562,495	73,038,005
Incremental shares resulting from assumed exercise of stock options	5,052,588	6,289,591	4,575,647

Weighted average shares and assumed incremental shares	89,800,621	85,852,086	77,613,652

Earnings per share:
Basic	$4.10	$2.80	$1.57

Diluted	$3.87	$2.60	$1.48

Basic earnings per share have been computed by dividing net income by weighted average shares outstanding.

Diluted earnings per share have been computed by dividing net income by the weighted average shares and assumed incremental shares. Assumed incremental shares were computed using the treasury stock method. The average common stock market prices for the period were used to determine the number of incremental shares.

13.    Supplemental Cash Flow Information

Cash payments for interest costs and income taxes consist of the following (in thousands):

	Years Ended June 30,
	2002	2001	2000
Interest costs ($345 capitalized in 2002)	$152,031	$113,923	$69,630
Income taxes	122,682	59,733	62,714

During the years ended June 30, 2002, 2001 and 2000, the Company entered into capital lease agreements for property and equipment of $65.1 million, $8.8 million and $12.9 million, respectively.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Supplemental Disclosure for Accumulated Other Comprehensive Income

A summary of changes in accumulated other comprehensive income is as follows (in thousands):

	Years Ended June 30,
	2002	2001	2000
Net unrealized gains on credit enhancement assets:
Balance at beginning of year	$113,145	$44,803	$21,410
Unrealized holding (losses) gains, net of taxes of $(16,503), $45,688 and $15,511, respectively	(26,363)	72,983	24,845
Reclassification into earnings, net of taxes of $(3,056), $(2,905) and $(909), respectively	(4,883)	(4,641)	(1,452)

Balance at end of year	81,899	113,145	44,803

Unrealized losses on cash flow hedges:
Balance at beginning of year	(39,456)
Change in fair value associated with current period hedging activities, net of taxes of $(4,544) and $(24,700), respectively	(7,260)	(39,456)
Reclassification into earnings, net of taxes of $3,500	5,592

Balance at end of year	(41,124)	(39,456)

Accumulated foreign currency translation adjustment:
Balance at beginning of year
Translation gain	2,022

Balance at end of year	2,022

Total accumulated other comprehensive income	$42,797	$73,689	$44,803

15.    Derivative Financial Instruments and Hedging Activities

As of June 30, 2002 and 2001, the Company had interest rate swap agreements with underlying notional amounts of $1,595.7 million and $1,719.2 million, respectively. These agreements had unrealized losses of approximately $66.9 million and $64.2 million as of June 30, 2002 and 2001, respectively. The ineffectiveness related to the interest rate swap agreements was not material for the year ended June 30, 2002. The Company estimates approximately $30.2 million of unrealized losses included in other comprehensive income will be reclassified into earnings within the next twelve months. The Company maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement. When the Company is engaged in more than one outstanding derivative transaction with the same counterparty and also has a legally enforceable master netting agreement with that counterparty, the net mark-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Company regards its credit exposure to the counterparty as being zero. The net mark-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement (i.e. a legal right of a setoff of receivable and payable derivative contracts) between the Company and the counterparty. Under the terms of the interest rate swap and cap agreements, the Company is required to pledge certain funds to be held in restricted cash accounts if the market value of the interest rate swap and cap agreements exceed an agreed upon amount. As of June 30, 2002 and 2001, these restricted cash accounts totaled $56.5 million and $41.9 million, respectively, and are included in other assets in the consolidated balance sheets.

AMERICREDIT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”), requires disclosure of fair value information about financial instruments, whether recognized or not in the Company’s consolidated balance sheets. Fair values are based on estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated timing and amount of future cash flows. Therefore, the estimates of fair value may differ substantially from amounts that ultimately may be realized or paid at settlement or maturity of the financial instruments and those differences may be material. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Estimated fair values, carrying values and various methods and assumptions used in valuing the Company’s financial instruments are set forth below (in thousands):

			June 30,
			2002		2001
			Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	(a	)	$119,445	$119,445	$77,053	$77,053
Receivables held for sale, net	(b	)	2,198,391	2,315,010	1,921,465	2,032,603
Interest-only receivables from Trusts	(c	)	514,497	514,497	387,895	387,895
Investments in Trust receivables	(c	)	691,065	691,065	493,022	493,022
Restricted cash	(c	)	343,570	343,570	270,358	270,358
Interest rate swap agreements	(e	)	5,548	5,548
Interest rate cap agreements purchased	(e	)	16,741	16,741	18,640	18,640
Financial liabilities:
Warehouse credit facilities	(d	)	1,751,974	1,751,974	1,502,879	1,502,879
Credit enhancement facility	(d	)			36,319	36,319
Senior notes	(e	)	418,074	403,798	375,000	374,125
Interest rate swap agreements	(e	)	66,869	66,869	64,156	64,156
Interest rate cap agreements sold	(e	)	19,053	19,053	18,640	18,640
Other notes payable	(f	)	66,811	66,811	23,077	23,077

(a)	The carrying value of cash and cash equivalents is considered to be a reasonable estimate of fair value since these investments bear interest at market rates and have maturities of less than 90 days.
(b)
Since the Company periodically sells its receivables in securitization transactions, fair value is estimated by discounting future net cash flows expected to be realized from the sale of the receivables using discount rate, prepayment and credit loss assumptions similar to the Company’s historical experience.

(c)
The fair value of interest-only receivables from Trusts, investments in Trust receivables and restricted cash is estimated by discounting the associated future net cash flows using discount rate, prepayment and credit loss assumptions similar to the Company’s historical experience.

(d)
The warehouse credit facilities and credit enhancement facility have variable rates of interest and maturities of three years or less. Therefore, carrying value is considered to be a reasonable estimate of fair value.

(e)	The fair values of the senior notes and interest rate cap and swap agreements are based on quoted market prices.
(f)	The fair value of other notes payable is estimated based on rates currently available for debt with similar terms and remaining maturities.

Guarantor Consolidating Financial Statements

The payment of principal, premium, if any, and interest on the Company’s senior notes is guaranteed by certain of the Company’s subsidiaries (the “Subsidiary Guarantors”). The following consolidating financial statement schedules present consolidating financial data for (i) AmeriCredit Corp. (on a parent only basis), (ii) the combined Subsidiary Guarantors, (iii) the combined Non-Guarantor Subsidiaries, (iv) an elimination column for adjustments to arrive at the information for the Company and its subsidiaries on a consolidated basis and (v) the Company and its subsidiaries on a consolidated basis.

Investments in subsidiaries are accounted for by the parent company using the equity method for purposes of this presentation. Earnings of subsidiaries are therefore reflected in the parent company’s investment accounts and earnings. The principal elimination entries set forth below eliminate investments in subsidiaries and intercompany balances and transactions.

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULES

Board of Directors and Shareholders
AmeriCredit Corp.

Our audits of the consolidated financial statements referred to in our report dated August 6, 2002 appearing on page F-2 also included an audit of the financial statement schedules listed on pages F-28 to F-35. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
Fort Worth, Texas
August 6, 2002

AMERICREDIT CORP.

FINANCIAL STATEMENT SCHEDULE
CONSOLIDATING BALANCE SHEET
June 30, 2002
(in thousands)

	AmeriCredit Corp.	Guarantors	Non- Guarantors	Eliminations	Consolidated
ASSETS
Cash and cash equivalents		$90,806	$28,639		$119,445
Receivables held for sale, net		430,573	1,767,818		2,198,391
Interest-only receivables from Trusts		7,828	506,669		514,497
Investments in Trust receivables		15,609	675,456		691,065
Restricted cash		2,906	340,664		343,570
Property and equipment, net	$349	120,156			120,505
Other assets	16,748	173,383	47,327		237,458
Due (to) from affiliates	985,354	(2,751,456)	1,766,102
Investment in affiliates	966,339	3,181,643	21,269	$(4,169,251)

Total assets	$1,968,790	$1,271,448	$5,153,944	$(4,169,251)	$4,224,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Warehouse credit facilities			$1,751,974		$1,751,974
Senior notes	$418,074				418,074
Other notes payable	63,569	$3,242			66,811
Funding payable		126,091	802		126,893
Accrued taxes and expenses	39,925	151,106	3,229		194,260
Derivative financial instruments		85,922			85,922
Deferred income taxes	14,906	20,062	113,713		148,681

Total liabilities	536,474	386,423	1,869,718		2,792,615

Shareholders’ equity:
Common stock	917	32,779	83,408	$(116,187)	917
Additional paid-in capital	573,956	26,237	2,126,942	(2,153,179)	573,956
Accumulated other comprehensive income	42,797	(40,501)	84,864	(44,363)	42,797
Retained earnings	832,446	866,510	989,012	(1,855,522)	832,446

	1,450,116	885,025	3,284,226	(4,169,251)	1,450,116
Treasury stock	(17,800)				(17,800)

Total shareholders’ equity	1,432,316	885,025	3,284,226	(4,169,251)	1,432,316

Total liabilities and shareholders’ equity	$1,968,790	$1,271,448	$5,153,944	$(4,169,251)	$4,224,931

AMERICREDIT CORP.

FINANCIAL STATEMENT SCHEDULE
CONSOLIDATING BALANCE SHEET
June 30, 2001
(in thousands)

	AmeriCredit Corp.	Guarantors	Non- Guarantors	Eliminations	Consolidated

ASSETS
Cash and cash equivalents		$58,954	$18,099		$77,053
Receivables held for sale, net		390,264	1,531,201		1,921,465
Interest-only receivables from Trusts		13,686	374,209		387,895
Investments in Trust receivables			493,022		493,022
Restricted cash			270,358		270,358
Property and equipment, net	$349	67,479			67,828
Other assets	9,606	117,058	40,622		167,286
Due (to) from affiliates	867,418	(2,171,157)	1,303,739
Investment in affiliates	605,397	2,286,788	16,995	$(2,909,180)

Total assets	$1,482,770	$763,072	$4,048,245	$(2,909,180)	$3,384,907

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Warehouse credit facilities		$24,085	$1,478,794		$1,502,879
Credit enhancement facility			36,319		36,319
Senior notes	$375,000				375,000
Other notes payable	23,077				23,077
Funding payable		60,018	442		60,460
Accrued taxes and expenses	15,316	90,271	8,454		114,041
Derivative financial instruments		82,796			82,796
Deferred income taxes	9,181	(8,209)	129,167		130,139

Total liabilities	422,574	248,961	1,653,176		2,324,711

Shareholders’ equity:
Common stock	899				899
Additional paid-in capital	520,077	51,768	1,699,642	$(1,751,410)	520,077
Accumulated other comprehensive income	73,689	(39,456)	113,145	(73,689)	73,689
Retained earnings	484,963	501,799	582,282	(1,084,081)	484,963

	1,079,628	514,111	2,395,069	(2,909,180)	1,079,628
Treasury stock	(19,432)				(19,432)

Total shareholders’ equity	1,060,196	514,111	2,395,069	(2,909,180)	1,060,196

Total liabilities and shareholders’ equity	$1,482,770	$763,072	$4,048,245	$(2,909,180)	$3,384,907

AMERICREDIT CORP.

FINANCIAL STATEMENT SCHEDULE
CONSOLIDATING STATEMENT OF INCOME
Year Ended June 30, 2002
(in thousands)

	AmeriCredit Corp.	Guarantors	Non- Guarantors	Eliminations	Consolidated
Revenue
Finance charge income		$84,622	$254,808		$339,430
Gain on sale of receivables		23,182	425,362		448,544
Servicing fee income		301,486	87,885		389,371
Other income	$51,148	766,688	1,542,660	$(2,347,609)	12,887
Equity in income of affiliates	368,265	421,831		(790,096)

	419,413	1,597,809	2,310,715	(3,137,705)	1,190,232

Costs and expenses
Operating expenses	38,505	352,378	33,248		424,131
Provision for loan losses		9,738	55,423		65,161
Interest expense	46,435	900,961	1,536,141	(2,347,609)	135,928

	84,940	1,263,077	1,624,812	(2,347,609)	625,220

Income before income taxes	334,473	334,732	685,903	(790,096)	565,012
Income tax (benefit) provision	(13,010)	(33,533)	264,072		217,529

Net income	$347,483	$368,265	$421,831	$(790,096)	$347,483

AMERICREDIT CORP.

FINANCIAL STATEMENT SCHEDULE
CONSOLIDATING STATEMENT OF INCOME
Year Ended June 30, 2001
(in thousands)

	AmeriCredit Corp.	Guarantors	Non- Guarantors	Eliminations	Consolidated
Revenue
Finance charge income		$87,901	$137,309		$225,210
Gain on sale of receivables	$(58)	46,542	255,284		301,768
Servicing fee income		195,545	85,694		281,239
Other income	27,839	105,880	740,728	$(864,440)	10,007
Equity in income of affiliates	251,580	257,989		(509,569)

	279,361	693,857	1,219,015	(1,374,009)	818,224

Costs and expenses
Operating expenses	34,989	217,556	55,908		308,453
Provision for loan losses		8,618	22,769		31,387
Interest expense	39,503	220,117	720,844	(864,440)	116,024

	74,492	446,291	799,521	(864,440)	455,864

Income before income taxes	204,869	247,566	419,494	(509,569)	362,360
Income tax (benefit) provision	(17,983)	(4,014)	161,505		139,508

Net income	$222,852	$251,580	$257,989	$(509,569)	$222,852

AMERICREDIT CORP.

FINANCIAL STATEMENT SCHEDULE
CONSOLIDATING STATEMENT OF INCOME
Year Ended June 30, 2000
(in thousands)

	AmeriCredit Corp.	Guarantors	Non- Guarantors	Eliminations	Consolidated
Revenue
Finance charge income		$74,467	$49,683		$124,150
Gain on sale of receivables	$(284)	15,344	194,010		209,070
Servicing fee income		128,589	41,662		170,251
Other income	45,064	306,556	540,627	$(886,038)	6,209
Equity in income of affiliates	117,148	131,764		(248,912)

	161,928	656,720	825,982	(1,134,950)	509,680

Costs and expenses
Operating expenses	9,724	178,935	34,560		223,219
Provision for loan losses		8,072	8,287		16,359
Interest expense	39,360	347,103	568,885	(886,038)	69,310
Charge for closing mortgage operations		10,500			10,500

	49,084	544,610	611,732	(886,038)	319,388

Income before income taxes	112,844	112,110	214,250	(248,912)	190,292
Income tax (benefit) provision	(1,657)	(5,038)	82,486		75,791

Net income	$114,501	$117,148	$131,764	$(248,912)	$114,501

AMERICREDIT CORP.

FINANCIAL STATEMENT SCHEDULE
CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended June 30, 2002
(in thousands)

	AmeriCredit Corp.		Guarantors	Non- Guarantors	Eliminations		Consolidated
Cash flows from operating activities:
Net income		$347,483	$368,265	$421,831		$(790,096)	$347,483
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization		4,673	25,368	8,331			38,372
Provision for loan losses			9,738	55,423			65,161
Deferred income taxes		28,029	28,933	4,411			61,373
Accretion of present value discount and other				(111,880)			(111,880)
Non-cash gain on sale of auto receivables			(2,196)	(422,575)			(424,771)
Loss on retirement of senior notes		4,153					4,153
Distributions from Trusts				243,596			243,596
Initial deposits to credit enhancement assets			(17,032)	(351,463)			(368,495)
Discount on issuance of senior notes		(2,135)					(2,135)
Equity in income of affiliates		(368,265)	(421,831)			790,096
Changes in assets and liabilities:
Other assets		(2,040)	(38,919)	(1,020)			(41,979)
Accrued taxes and expenses		24,609	68,641	(5,233)			88,017
Purchases of receivables			(9,055,028)	(9,053,139)		9,053,139	(9,055,028)
Principal collections and recoveries on receivables			18,635	216,688			235,323
Net proceeds from sale of receivables			9,053,139	8,546,229		(9,053,139)	8,546,229

Net cash provided (used) by operating activities		36,507	37,713	(448,801)			(374,581)

Cash flows from investing activities:
Net purchases of property and equipment			(11,559)				(11,559)
Change in other assets			(19,407)	4,308			(15,099)
Net change in investment in affiliates		(14,729)	(473,028)	(19,375)		507,132

Net cash used by investing activities		(14,729)	(503,994)	(15,067)		507,132	(26,658)

Cash flows from financing activities:
Net change in warehouse credit facilities			(23,698)	271,771			248,073
Proceeds from issuance of senior notes		175,000					175,000
Retirement of senior notes		(139,522)					(139,522)
Borrowings under credit enhancement facility				182,500			182,500
Debt issuance costs		(4,197)		(18,321)			(22,518)
Net change in notes payable		(24,580)	3,096				(21,484)
Proceeds from issuance of common stock		20,818	(3,577)	510,709		(507,132)	20,818
Net change in due (to) from affiliates		(49,858)	522,163	(472,305)

Net cash (used) provided by financing activities		(22,339)	497,984	474,354		(507,132)	442,867
Foreign currency translation		561	149	54			764

Net increase in cash and cash equivalents			31,852	10,540			42,392
Cash and cash equivalents at beginning of year			58,954	18,099			77,053

Cash and cash equivalents at end of year	$		$90,806	$28,639	$		$119,445

AMERICREDIT CORP.

FINANCIAL STATEMENT SCHEDULE
CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended June 30, 2001
(in thousands)

	AmeriCredit Corp.		Guarantors	Non- Guarantors	Eliminations		Consolidated
Cash flows from operating activities:
Net income		$222,852	$251,580	$257,989		$(509,569)	$222,852
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization			19,740				19,740
Provision for loan losses			8,618	22,769			31,387
Deferred income taxes		162,817	76,814	(156,684)			82,947
Accretion of present value discount and other				(93,449)			(93,449)
Non-cash gain on sale of auto receivables				(243,991)			(243,991)
Distributions from Trusts				214,629			214,629
Initial deposits to credit enhancement assets				(180,008)			(180,008)
Equity in income of affiliates		(251,580)	(257,989)			509,569
Changes in assets and liabilities:
Other assets		1,923	(9,960)	2,660			(5,377)
Accrued taxes and expenses		1,258	40,434	1,722			43,414
Purchases of auto receivables			(6,367,796)	(6,260,175)		6,260,175	(6,367,796)
Principal collections and recoveries on receivables			(8,587)	119,399			110,812
Net proceeds from sale of receivables			6,260,851	5,173,763		(6,260,175)	5,174,439

Net cash provided (used) by operating activities		137,270	13,705	(1,141,376)			(990,401)

Cash flows from investing activities:
Net purchases of property and equipment			(34,278)				(34,278)
Change in other assets			(47,677)	(16,903)			(64,580)
Net change in investment in affiliates		(6,182)	(1,381,810)	(55,674)		1,443,666

Net cash used by investing activities		(6,182)	(1,463,765)	(72,577)		1,443,666	(98,858)

Cash flows from financing activities:
Net change in warehouse credit facilities			19,424	995,755			1,015,179
Borrowings under credit enhancement facility				57,000			57,000
Net change in notes payable		(5,369)					(5,369)
Proceeds from issuance of common stock		56,586	11,642	1,432,024		(1,443,666)	56,586
Net change in due (to) from affiliates		(182,305)	1,447,243	(1,264,938)

Net cash (used) provided by financing activities		(131,088)	1,478,309	1,219,841		(1,443,666)	1,123,396

Net increase in cash and cash equivalents			28,249	5,888			34,137
Cash and cash equivalents at beginning of year			30,705	12,211			42,916

Cash and cash equivalents at end of year	$		$58,954	$18,099	$		$77,053

AMERICREDIT CORP.

FINANCIAL STATEMENT SCHEDULE
CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended June 30, 2000
(in thousands)

	AmeriCredit Corp.		Guarantors	Non- Guarantors	Eliminations		Consolidated
Cash flows from operating activities:
Net income		$114,501	$117,148	$131,764		$(248,912)	$114,501
Adjustments to reconcile net income to net cash used by operating activities:
Non-cash charge for closing mortgage operations			6,566				6,566
Depreciation and amortization			19,357				19,357
Provision for loan losses			8,072	8,287			16,359
Deferred income taxes		(48,997)	(18,307)	82,692			15,388
Accretion of present value discount and other				(44,083)			(44,083)
Non-cash gain on sale of auto receivables				(186,176)			(186,176)
Distributions from Trusts				125,104			125,104
Initial deposits to credit enhancement assets				(192,000)			(192,000)
Equity in income of affiliates		(117,148)	(131,764)			248,912
Changes in assets and liabilities:
Other assets		(19)	(15,756)	(8,066)			(23,841)
Accrued taxes and expenses		(2,004)	23,236	6,467			27,699
Purchases of receivables			(4,535,524)	(4,405,708)		4,405,708	(4,535,524)
Principal collections and recoveries on receivables			(10,984)	54,740			43,756
Net proceeds from sale of auto receivables			4,532,574	3,955,404		(4,405,708)	4,082,270

Net cash used by operating activities		(53,667)	(5,382)	(471,575)			(530,624)

Cash flows from investing activities:
Net purchases of property and equipment			(9,751)				(9,751)
Change in other assets			(1,521)	(9,711)			(11,232)
Net change in investment in affiliates		20,131	(170,007)	(1,486)		151,362

Net cash provided (used) by investing activities		20,131	(181,279)	(11,197)		151,362	(20,983)

Cash flows from financing activities:
Net change in warehouse credit facilities			(15,629)	388,670			373,041
Borrowings under credit enhancement facility				72,000			72,000
Net change in notes payable		(11,079)					(11,079)
Proceeds from issuance of common stock		139,372	2,692	148,670		(151,362)	139,372
Net change in due (to) from affiliates		(94,757)	210,057	(115,300)

Net cash provided by financing activities		33,536	197,120	494,040		(151,362)	573,334

Net increase in cash and cash equivalents			10,459	11,268			21,727
Cash and cash equivalents at beginning of year			20,246	943			21,189

Cash and cash equivalents at end of year	$		$30,705	$12,211	$		$42,916

PROSPECTUS

$500,000,000

AmeriCredit Corp.

Debt Securities
Preferred Stock
Common Stock
Depositary Shares
Warrants
Guarantees
Trust Debentures
Guarantees of Trust Preferred Securities
AmeriCredit Capital Trust I
Trust Preferred Securities
Guaranteed by AmeriCredit Corp.

We may offer from time to time debt securities, shares of preferred stock, shares of common stock, depositary shares representing preferred stock, warrants for debt and equity securities, trust debentures to be purchased by AmeriCredit Capital Trust I, or a guarantee of trust preferred securities sold by AmeriCredit Capital Trust I.

AmeriCredit Capital Trust I may offer from time to time trust preferred securities representing undivided beneficial interests in the assets of the trust. The aggregate offering price of the securities offered by us and AmeriCredit Capital Trust I will not exceed $500,000,000.

Each time we offer securities, we will provide a supplement to this prospectus that will describe the specific terms of any securities we offer and the specific manner in which we will offer the securities. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest. Our common stock is quoted on the New York Stock Exchange under the symbol “ACF.”

Investing in our securities involves risks, which are described in the Section “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 29, 2001

You should rely only on the information contained or incorporated by reference in this prospectus and the relevant prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or the relevant prospectus supplement. We are not including an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or the relevant prospectus supplement is accurate only as of the date on the front cover of those documents regardless of the time of delivery of this prospectus or the relevant prospectus supplement. In this prospectus and the relevant prospectus supplement, “Company,” “AmeriCredit,” “we,” “us,” and “our” refer to AmeriCredit Corp. and its subsidiaries, and “trust” refers to AmeriCredit Capital Trust I, a Delaware statutory business trust that we have formed to issue the preferred securities, except in “AmeriCredit Corp.” and “Risk Factors” where “trust” refers to trusts that we sell automobile receivables to that, in turn, sell asset-backed securities to investors.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

AMERICREDIT CORP.

Our Business

We are a consumer finance company specializing in purchasing, securitizing and servicing retail automobile installment sales contracts originated by franchised and select independent dealers in connection with the sale of late model used and to a lesser extent new automobiles. We also, to a lesser extent, make loans directly to consumers for the purchase of automobiles. Our automobile lending programs are designed to serve borrowers with limited credit histories, modest incomes or those who have experienced prior credit difficulties, otherwise known as non-prime borrowers. With the use of proprietary credit scoring models, we underwrite contracts on a decentralized basis through a branch office network. These credit scoring models, combined with experienced underwriting personnel, enable us to implement a risk-based pricing approach to structuring and underwriting individual contracts. Our centralized risk management department monitors these underwriting strategies and portfolio performance to balance credit quality and profitability objectives. We service our loan portfolio at regional centers located in Arlington, Texas, Tempe, Arizona and Charlotte, North Carolina using automated loan servicing and collection systems. We expect to open additional service centers in Jacksonville, Florida and Peterbourgh, Ontario during calendar year 2001.

We generate earnings and cash flow primarily through the purchase, retention, securitization and servicing of automobile receivables. In each securitization, we sell automobile receivables to a trust that, in turn, sells asset-backed securities to investors. We recognize a gain on the sale of the receivables to the trust and receive monthly excess cash flow distributions from the trust resulting from the difference between the interest received from the consumer obligors on the receivables and the interest on the asset-backed securities paid to investors, net of losses and expenses. The timing of our receipt of excess cash flow distributions is dependent on the type of structure we use. Prior to the time when we begin to receive excess cash flow, all excess cash flow is utilized to fund credit enhancement requirements to secure financial guaranty insurance policies issued by a monoline insurance company to protect investors in the asset-backed securities from losses. Once predetermined credit enhancement requirements are reached and maintained, excess cash flow is distributed to us. In addition to excess cash flow, we earn servicing fees of 2.25% per annum of the outstanding principal balance of receivables securitized. Since our first securitization transaction in December 1994, we have securitized approximately $11.3 billion of automobile receivables in private and public offerings of asset-backed securities.

We have developed a business model and a technology platform that we believe allows us to compete effectively in the non-prime automobile finance business throughout the United States. The key aspects of our model are:

•	decentralized marketing platform;

•	use of proprietary credit scoring models for risk-based pricing;

•	sophisticated risk management techniques;

•	high investment in technology to support operating efficiency and growth; and

•	funding and liquidity through securitizations.

Our Business Strategy

Our principal objective is to continue to build upon our position as a leading lender to non-prime borrowers. To achieve this objective, we are using the following strategies:

•	continued growth in contract volume;

•	continued enhancement of scoring models with new data;

•	continued use of sophisticated risk management techniques;

•	continued investment in technology; and

•	continued attempts to lower the cost of funds.

We were incorporated in Texas in 1988 and succeeded to the business, assets and liabilities of a predecessor corporation formed under the laws of Texas in 1986. Our principal executive offices are located at 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102 and our telephone number is 817-302-7000.

Information contained on our Website should not be considered a part of this prospectus.

THE TRUST

The trust is a statutory business trust created under Delaware law through the filing of a certificate of trust with the Delaware Secretary of State on January 29, 2001. The trust’s business is defined in a declaration of trust, dated January 29, 2001, executed by us, as sponsor, and the trustees. The declaration will be amended and restated in its entirety as of the date preferred securities of the trust are initially issued. The declaration, as amended and restated, is referred to in this prospectus as the trust agreement. The trust agreement will be qualified under the Trust Indenture Act of 1939.

The trust exists for the exclusive purposes of:

•	issuing and selling the preferred securities and common securities;

•	using the proceeds from the sale of the preferred securities and common securities to acquire the trust debentures;

•	maintain its status as a grantor trust for United States federal income tax purposes; and

•	engaging in only those other activities necessary or incidental to these purposes.

The trust debentures will be the sole assets of the trust. Accordingly, payments on the trust debentures will be the sole revenues of the trust. The trust has a perpetual duration, but may dissolve earlier as provided in the trust agreement.

We will, directly or indirectly, acquire all of the common securities of the trust, which will have an aggregate liquidation amount equal to at least 3% of the total capital of the trust. The remainder, representing up to 97% of the ownership interests in the trust, will be preferred securities of the trust which may be sold to the public. The common securities and the preferred securities will have substantially the same terms, including the same priority of payment, and will receive proportionate payments from the trust in respect of distributions and payments upon liquidation, redemption or otherwise at the same times, with one exception: if we default on any corresponding trust debentures that we issue to the trust and do not cure the default within the times specified in the indenture governing our issuance of our trust debentures, our rights to payments as holder of the common securities will be subordinated to the rights of the holders of the preferred securities. See “Description of Preferred Securities—Subordination of Common Securities.”

The trust’s business and affairs will be conducted by its trustees, as set forth in the trust agreement. At the time of the issuance of the preferred securities, the trustees for the trust will be Bankers Trust (Delaware), as the Delaware trustee, and three individual trustees, referred to in this prospectus as the administrative trustees, who are our officers. The property trustee and the Delaware trustee, together with the administrative trustees, are collectively referred to as the trustees in this prospectus when referring to the preferred securities, the common securities, the trust debentures and our guarantee. The property trustee will act as sole indenture trustee under the trust agreement and will also act as indenture trustee under the guarantee and the debenture indenture. See “Description of Guarantee” and “Description of Trust Debentures.” The holder of the common securities of the trust or, if an event of default under the trust agreement has occurred and is continuing, the holders of not less than a majority in liquidation amount of the preferred securities, will be entitled to appoint, remove or replace the property trustee and the Delaware trustee. In no event will the holders of the preferred securities have the right to vote to appoint, remove or replace the administrative trustees. Such voting rights will be vested exclusively in the holder of the common securities of the trust.

For so long as the preferred securities remain outstanding, we will:

•	maintain directly or indirectly 100% ownership of the common securities;

•	use our reasonable efforts to cause the trust to remain a statutory business trust and not to voluntarily dissolve, wind-up, liquidate or be terminated, except as permitted by the trust agreement;

•	use our reasonable efforts to ensure that the trust will not be an “investment company” for purposes of the Investment Company Act of 1940;

•	use our reasonable efforts to cause the trust to continue to be treated as a grantor trust and not an association taxable as a corporation for United States federal income tax purposes; and

•	use our reasonable efforts to cause each holder of common securities or preferred securities of the trust to be treated as owning an undivided beneficial interest in the trust debentures.

The trust has no separate financial statements. Separate financial statements would not be material to holders of the preferred securities because the trust has no independent operations. It exists solely for the limited functions summarized above. We will guarantee the preferred securities as described later in this prospectus.

The trust debentures are separately described in this prospectus under the caption “Description of Trust Debentures.” The rights of the holders of the preferred securities are set forth in the trust agreement and the Delaware Business Trust Act. The location of the principal executive office of the trust is c/o AmeriCredit Corp., 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102, and its telephone number is 817-302-7000.

RISK FACTORS

Before you invest in our securities, you should be aware that the occurrence of any of the events described in this Risk Factors section and elsewhere in this prospectus or in a supplement to this prospectus could have a material adverse effect on our business, financial position, liquidity and results of operations. You should carefully consider these risk factors and the specific risks set forth under the caption “Risk Factors” in any supplement to this prospectus, together with all of the other information included in this prospectus or in a supplement to this prospectus and in documents we incorporate by reference before you decide to purchase our securities. This prospectus contains forward-looking statements that involve risks and uncertainties. Our Ability to Continue to Purchase Contracts and to Fund Our Business is Dependent On a Number of Financing Sources.

Credit Facilities and Warehouse Facilities.    We depend on credit facilities and warehouse facilities with financial institutions to finance our purchase of contracts pending securitization. At the date of this prospectus, we have six credit and warehouse facilities with various financial institutions providing for revolving credit borrowings of up to a total of $2.5 billion, subject to defined borrowing bases. We have a $525 million warehouse facility which expires in September 2001, a $500 million warehouse facility that expires in June 2001, a $375 million facility which expires in March 2001, a $300 million facility that expires in June 2001, a $275 million facility that expires in September 2001, and a $500 million facility that expires in December 2003. We also have a $30 million Cdn. bank facility to fund Canadian auto receivables that expires in March 2001. We cannot assure you that any of these financing resources will continue to be available to us on reasonable terms or at all. The availability of these financing sources depends on factors outside of our control, including regulatory capital treatment for unfunded bank lines of credit and the availability of bank liquidity in general. If we are unable to extend or replace any of these facilities and arrange new credit or warehouse facilities, we will have to curtail our contract purchasing activities, which would have a material adverse effect on our financial position, liquidity and results of operations.

Our credit facilities and warehouse facilities contain extensive restrictions and covenants and require us to maintain specified financial ratios and satisfy specified financial tests, including maintenance of asset quality and portfolio performance tests. Failure to meet any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. If an event of default occurs under these agreements, the lenders could elect to declare all amounts outstanding under these agreements to be immediately due and payable, enforce their interests against collateral pledged under such agreements and restrict our ability to obtain additional borrowings under these agreements. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those financial ratios and tests.

Securitization Program.    Since December 1994, we have relied upon our ability to aggregate and sell receivables in the asset-backed securities market to generate cash proceeds for repayment of credit and warehouse facilities and to purchase additional contracts from automobile dealers. Further, gains on sales generated by our securitizations currently represent the single largest component of our revenues. We try to effect securitizations of our receivables on at least a quarterly basis. Accordingly, adverse changes in our asset-backed securities program or in the asset-backed securities market for automobile receivables generally could materially adversely affect our ability to purchase and resell loans on a timely basis and upon terms reasonably favorable to us. Any delay in the sale of receivables beyond a quarter-end would eliminate the gain on sale in that quarter and adversely affect our reported earnings for that quarter. Any of these adverse changes or delays would have a material adverse effect on our financial position, liquidity and results of operations.

Credit Enhancement.    Our securitizations have typically utilized credit enhancement in the form of financial guaranty insurance policies issued by Financial Security Assurance Inc. in order to achieve “AAA/Aaa” ratings, which reduces the costs of securitizations relative to alternative forms of financing available to us. Financial Security Assurance is not required to insure our securitizations and we can give you no assurance that it will continue to do so or that our future securitizations will be similarly rated. Likewise, we are not required to utilize financial guaranty insurance policies issued by Financial Security Assurance or any other form of credit enhancement in connection with our securitizations. We also utilize reinsurance and other credit enhancement alternatives, such as borrowings under a credit enhancement facility provided to the Company by a financial institution, to reduce our initial cash deposit related to securitizations. A downgrading of Financial Security Assurance’s credit rating or Financial Security Assurance’s withdrawal of credit enhancement or the lack of availability of reinsurance or other alternative credit enhancements could result in higher interest costs for our future securitizations and larger initial cash deposit requirements. These events could have a material adverse effect on our financial position, liquidity and results of operations.

To Service Our Debt, We Will Require a Significant Amount of Cash. Our Ability to Generate Cash Depends on Many Factors.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We require substantial amounts of cash to fund our contract purchase and securitization activities. Although we recognize a gain on the sale of receivables upon the closing of a securitization, we typically receive the cash representing that gain over the actual life of the receivables securitized. We also incur significant transaction costs in connection with a securitization and incur both current and deferred tax liabilities as a result of the gains on sale. Accordingly, our strategy of securitizing substantially all of our newly purchased receivables and increasing the number of contracts purchased will require substantial amounts of cash.

We expect to continue to require substantial amounts of cash as the volume of our contract purchases increases and our securitization program grows. Our primary cash requirements include the funding of:

•	contract purchases pending their securitization and sale;

•	credit enhancement requirements in connection with the securitization and sale of the receivables;

•	interest and principal payments under our warehouse facilities, our Canadian facility, our notes and other indebtedness;

•	fees and expenses incurred in connection with the securitization of receivables and the servicing of them;

•	capital expenditures for technology;

•	ongoing operating expenses; and

•	tax payments due on receipt of excess cash flows from securitization trusts.

Our primary sources of liquidity in the future are expected to be:

•	existing cash;

•	financings under our warehouse facilities and our Canadian facility;

•	sales of automobile receivables through securitizations;

•	excess cash flow received from securitization trusts; and

•	further issuances of debt or equity securities, depending on capital market conditions.

Because five of our principal credit facilities are initially 364 days in length, we must renew these facilities annually. In addition, because we expect to continue to require substantial amounts of cash for the foreseeable future, we anticipate that we will need to enter into debt or equity financings regularly, in addition to quarterly securitizations. The type, timing and terms of financing selected by us will be dependent upon our cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. We cannot assure you that any of these sources will be available to us at any given time or that the terms on which these sources may be available will be favorable to us.

Our Substantial Indebtedness Could Adversely Affect Our Financial Health.

We currently have now, and after the offering of securities pursuant to this prospectus, will continue to have a significant amount of indebtedness. Our ability to make payments of principal or interest on, or to refinance our indebtedness will depend on:

•	our future operating performance; and

•	our ability to enter into additional securitizations and debt and equity financings, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control.

If we are unable to generate sufficient cash flow in the future to service our debt, we may be required to refinance all or a portion of our existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on us.

Our substantial indebtedness creates risks to the holders of our common stock and other securities, including:

•	we may be unable to satisfy our obligations under our outstanding senior notes;

•	we may be more vulnerable to adverse general economic and industry conditions;

•	we may find it more difficult to fund future working capital, capital expenditures, acquisitions, general corporate purposes or other purposes; and

•	we will have to dedicate a substantial portion of our cash resources to the payments on our indebtedness, thereby reducing the funds available for operations and future business opportunities.

Our Credit and Warehouse Facilities and Indentures Restrict Our Operations.

Our credit and warehouse facilities and our existing indentures restrict our ability to, among other things:

•	sell or transfer assets;

•	incur additional debt;

•	repay other debt;

•	pay dividends;

•	make certain investments or acquisitions;

•	repurchase or redeem capital stock;

•	engage in mergers or consolidations; and

•	engage in certain transactions with subsidiaries and affiliates.

The credit and warehouse facilities and the indentures also require us to comply with certain financial ratios, covenants and asset quality maintenance requirements. These restrictions may interfere with our ability to obtain financing or to engage in other necessary or desirable business activities.

If we cannot comply with the requirements in our credit and warehouse facilities and/or our indentures, then the lenders may require us to repay immediately all of the outstanding debt under our facilities. If our debt payments were accelerated, our assets might not be sufficient to fully repay our debt. These lenders may also require us to use all of our available cash to repay our debt, or they may foreclose upon their collateral or they may prevent us from making payments to other creditors on certain portions of our outstanding debt.

We may not be able to obtain a waiver of these provisions or refinance our debt, if needed. In such a case, our business, results of operations and financial condition would suffer.

The Debt Securities will be Effectively Junior to all of our Secured Obligations.

The debt securities and trust debentures will be unsecured obligations of AmeriCredit Corp. The debt securities and trust debentures will be effectively junior in right of payment to all of our secured indebtedness. Upon any distribution of assets pursuant to any liquidation, insolvency, dissolution, reorganization or similar proceeding, the holders of secured indebtedness will be entitled to receive payment in full from the proceeds of the collateral securing such secured indebtedness before the holders of the debt securities or trust debentures will be entitled to receive any payment with respect thereto. As a result, the holders of the debt securities or trust debentures may recover proportionally less than holders of secured indebtedness. As of September 30, 2000, we had approximately $766.2 million of secured indebtedness outstanding and the capacity to borrow approximately an additional $146.7 million of secured indebtedness under our warehouse credit facilities.

There is a High Degree of Risk Associated With Non-Prime Borrowers.

We specialize in purchasing, securitizing and servicing non-prime receivables. Non-prime borrowers are associated with higher-than-average delinquency and default rates. While we believe that we effectively manage these risks with our proprietary credit scoring models, risk-based loan pricing and other underwriting policies and collection methods, we can give you no assurance that these criteria or methods will be effective in the future. In the event that we underestimate the default risk or under-price contracts that we purchase, our financial position, liquidity and results of operations would be adversely affected, possibly to a material degree.

Defaults and Prepayments on Contracts Purchased By Us Could Adversely Affect Our Operations.

Our results of operations, financial condition and liquidity depend, to a material extent, on the performance of contracts purchased and held by us prior to their sale in a securitization transaction, as well as the subsequent performance of receivables sold to securitization trusts. Obligors under loans acquired by us may default on or prepay these loans during the period prior to their sale in a securitization transaction or if they remain owned by us. We bear the full risk of losses resulting from payment defaults during that period. In the event of a payment default, the collateral value of the financed vehicle usually does not cover the outstanding loan balance and costs of recovery. We maintain an allowance for losses on loans held by us, which reflects management’s estimates of anticipated losses for these loans. If the allowance is inadequate, then we would recognize as an expense the losses in excess of that allowance and results of operations could be adversely affected. In addition, under the terms of our credit and warehouse facilities, we are not able to borrow against defaulted loans and loans greater than 30 days delinquent held by us.

We also retain a substantial portion of the default and prepayment risk associated with the receivables that we sell in our securitizations. A large component of the gain recognized on these sales and the corresponding assets recorded on our balance sheet are credit enhancement assets, which are based on the present value of estimated future excess cash flows from the securitized receivables which will be received by us. Accordingly, credit enhancement assets are calculated on the basis of management’s assumptions concerning, among other things, defaults and prepayments. Actual defaults and prepayments may vary from management’s assumptions, possibly to a material degree. As of September 30, 2000, credit enhancement assets totaled $906.5 million. Depending on our growth, credit enhancement assets may become a larger share of our overall assets.

We are required to deposit substantial amounts of the cash flows generated by our interests in our securitizations (“restricted cash”) into spread accounts which are pledged to Financial Security Assurance as security for our obligation to reimburse Financial Security Assurance for any amounts which may be paid out on financial guarantee insurance policies.

We regularly measure our default, prepayment and other assumptions against the actual performance of securitized receivables. If we were to determine, as a result of that regular review or otherwise, that we underestimated defaults or prepayments, or that any other material assumptions were inaccurate, we would be required to adjust the carrying value of our credit enhancement assets, which consist of restricted cash, investments in special purpose financing trust (“Trust”) receivables and interest-only receivables, by making a charge to income and writing down the carrying value of these assets on our balance sheet. Future cash flows from securitization trusts may also be less than expected and our results of operations and liquidity would be adversely affected, possibly to a material degree. In addition, an increase in defaults or prepayments would reduce the size of our servicing portfolio which would reduce our servicing fee income, further adversely affecting results of operations and cash flow. A material write-down in credit enhancement assets and the corresponding decreases in earnings and cash flow could limit our ability to service debt and to enter into future securitizations and other financings. Although we believe that we have made reasonable assumptions as to the future cash flows of the various pools of receivables that have been sold in securitization transactions, actual rates of default or prepayment may differ from those assumed and other assumptions may be required to be revised upon future events.

The Negative Performance of Auto Contracts In Our Portfolio Could Adversely Affect Our Cash Flow and Servicing Rights.

Generally, the form of credit enhancement agreement we enter into in connection with securitization transactions contains specified limits on the delinquency, default and loss rates on the receivables included in each Trust. If, at any measuring date, the delinquency, default or loss rate with respect to any Trust were to exceed the specified limits, provisions of the credit enhancement agreement would automatically increase the level of credit enhancement requirements for that Trust. During the period in which the specified delinquency, default and loss rates were exceeded, excess cash flow, if any, from the Trust would be used to fund the increased credit enhancement levels instead of being distributed to us, which would have an adverse effect on our cash flow. Further, the credit enhancement requirements for each securitization Trust are cross-collateralized to the credit enhancement requirements established in connection with each of our other securitization Trusts, so that excess cash flow from a performing securitization Trust insured by Financial Security Assurance may be used to support increased credit enhancement requirements for a nonperforming securitization Trust insured by Financial Security Assurance, which would further restrict excess cash flow available to us. We have on occasion exceeded these specified limits, however, Financial Security Assurance has either waived each of these occurrences or amended the agreements. We can give you no assurance that Financial Security Assurance would waive any such future occurrence or amend the agreements. Any refusal of Financial Security Assurance to waive any such future occurrence or amend the agreements could have a material adverse effect on our financial position, liquidity and results of operations.

The credit enhancement agreements we enter into in connection with securitization transactions contain additional specified limits on the delinquency, default and loss rates on the receivables included in each Trust which are higher than the limits referred to in the preceding paragraph. If, at any measuring date, the delinquency, default or loss rate with respect to any Trust were to exceed these additional specified limits applicable to that Trust, provisions of the credit enhancement agreements permit Financial Security Assurance to terminate our servicing rights to the receivables sold to that Trust. In addition, the servicing agreements are cross-defaulted so that a default under one servicing agreement would allow Financial Security Assurance to terminate our servicing rights under all of our servicing agreements. Although we have never exceeded such delinquency, default or loss rates, we can give you no assurance that our servicing rights with respect to the automobile receivables in such Trusts, or any other Trust which exceeds the specified limits in future periods, will not be terminated. Financial Security Assurance has other rights to terminate us as servicer if:

•	we breach our obligations under the servicing agreements;

•	Financial Security Assurance was required to make payments under its policy; or

•	some bankruptcy or insolvency events were to occur.

As of the date of this prospectus, none of these termination events have occurred with respect to any of the Trusts formed by us.

A Substantial Portion of Our Income Is Derived from the Sale of Loans to Trusts.

We periodically sell auto receivables to certain special purpose financing trusts, and the Trusts in turn issue asset-backed securities to investors. We retain an interest in the receivables sold in the form of a residual or interest-only strip and may also retain other subordinated interests in the receivables sold to the Trusts. The residual or interest-only strips represent the present value of future excess cash flows resulting from the difference between the finance charge income received from the obligors on the receivables and the interest paid to the investors in the asset-backed securities, net of credit losses, servicing fees and other expenses.

Upon the transfer of receivables to the Trusts, we remove the net book value of the receivables sold from our consolidated balance sheets and allocate the carrying value between the assets transferred and the interests retained, based upon their relative fair values at the settlement date. The difference between the sales proceeds, net of transaction costs, and the allocated basis of the assets transferred is recognized as a gain on sale of receivables.

For the three month period ended September 30, 2000, we recognized a gain on sale of receivables of $61.6 million, or approximately 36% of all revenue earned during that period. If we are unable to originate new loans and sell them to the Trusts, we could experience a significant change in the timing of revenues and reported income. Further, there can be no assurance that we will recognize gains on future sales of receivables to the Trusts consistent with our gains on previous sales.

We Are Subject to General Economic Conditions Which are Beyond Our Control.

General.    Delinquencies, defaults, repossessions and losses generally increase during periods of economic recession. These periods also may be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding loans, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Because we focus on non-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these loans could be higher than those experienced in the general automobile finance industry and could be more dramatically affected by a general economic downturn. In addition, during an economic slow down or recession, our servicing costs may increase without a corresponding increase in our servicing fee income. While we believe that the underwriting criteria and collection methods we employ enable us to manage the higher risks inherent in loans made to non-prime borrowers, we can give you no assurance that these criteria or methods will afford adequate protection against these risks. Any sustained period of increased delinquencies, defaults, repossessions or losses or increased servicing costs could also adversely affect our ability to enter into future securitizations and correspondingly, our financial position, liquidity and results of operations.

Interest Rates.    Our profitability may be directly affected by the level of and fluctuations in interest rates, which affect our ability to earn a gross interest rate spread. As the level of interest rates increases, our gross interest rate spread will generally decline since the rates charged on the contracts we purchase from dealers are limited by statutory maximums, affording us little opportunity to pass on increased interest costs. Furthermore, our future gains recognized upon the securitization of automobile receivables will also be affected by interest rates. We recognize a gain in connection with our securitizations based upon the estimated present value of projected future excess cash flows from the securitization Trusts, which is largely dependent upon the gross interest rate spread. We believe that our profitability and liquidity would be adversely affected during any period of higher interest rates, possibly to a material degree. We monitor the interest rate environment and employ pre-funding or other hedging strategies designed to mitigate the impact of changes in interest rates. We can give you no assurance, however, that pre-funding or other hedging strategies will mitigate the impact of changes in interest rates.

Labor Market Conditions.    Low unemployment rates driven by economic growth and the continued expansion of consumer credit markets could contribute to an increase in our employee turnover rate. High turnover or an inability to attract and retain qualified replacement personnel could have an adverse effect on our portfolio delinquency, default and net loss rates and, ultimately, our financial condition, results of operations and liquidity.

Failure to Implement Our Business Strategy Could Adversely Affect Our Operations.

Our financial position and results of operations depend on our ability to execute our business strategy, which includes the following key elements:

•	continued expansion of automobile contract purchase volume;

•	continued and successful use of proprietary scoring models for risk-based pricing;

•	the use of sophisticated risk management techniques;

•	continued investment in technology to support operating efficiency and growth; and

•	funding and liquidity through securitizations.

Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity and results of operations.

We plan to expand our indirect automobile finance business by adding additional branch offices and by increasing the dealer penetration of our existing branch offices. The success of this strategy is dependent upon, among other factors, our ability to hire and retain qualified branch managers and other personnel, to develop relationships with more dealers and to expand our current relationships with existing dealer customers. We confront intense competition in attracting key personnel and establishing relationships with new dealers. Dealers often already have favorable non-prime financing sources, which may restrict our ability to develop dealer relationships and delay our growth. In addition, the competitive conditions in our markets may result in a reduction in the profitability of the contracts that we purchase or a decrease in contract acquisition volume, which would adversely affect our results of operations.

The growth of our servicing portfolio has resulted in increased need for additional personnel and expansion of systems capacity. Our ability to support, manage and control growth is dependent upon, among other things, our ability to hire, train, supervise and manage our growing workforce. There can be no assurance that we will have trained personnel and systems adequate to support our growth strategy.

We May be Unable to Successfully Compete in Our Industry.

Competition in the field of non-prime automobile finance is intense. The automobile finance market is highly fragmented and is served by a variety of financial entities including:

•	the captive finance affiliates of major automotive manufacturers;

•	banks;

•	thrifts;

•	credit unions; and

•	independent finance companies.

Many of these competitors have substantially greater financial resources and lower costs of funds than us. Many of these competitors also have long standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing, including dealer floor plan financing and leasing, which are not provided by us. Providers of automobile financing have traditionally competed on the basis of interest rate charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. In seeking to establish ourself as one of the principal financing sources of the dealers we serve, we compete predominately on the basis of our high level of dealer service and strong dealer relationships and by offering flexible loan terms. There can be no assurance that we will be able to compete successfully in this market or against these competitors.

We Are Involved and Will Likely Continue to be a Party to Litigation.

As a result of the consumer-oriented nature of the industry in which we operate and uncertainties with respect to the application of various laws and regulations in some circumstances, industry participants are named from time to time as defendants in litigation involving alleged violations of federal and state consumer lending or other similar laws and regulations. A significant judgment against us in connection with any litigation could have a material adverse affect on our financial condition and results of operations. In addition, if it were determined that a material number of contracts purchased by us involved violations of applicable lending laws by automobile dealers, our financial condition and results of operations could be materially adversely affected.

As a company subject to federal and state securities laws and court decisions, as well as rules and regulations promulgated by the Securities and Exchange Commission, we are subject to the risk of litigation and claims arising under these securities laws, court decisions, rules and regulations. We are a defendant in a class action filed in California in which the plaintiffs allege that our pricing programs and the pricing programs of several other banks and finance companies violate various laws of that state. An adverse resolution of this lawsuit, or any future lawsuits or claims against us, could have a material adverse effect on our business, financial condition and results of operations.

Our Business Would Be Adversely Affected if We Lost Our Licenses or if Future, More Burdensome Government Regulations Were Enacted.

Our business is subject to numerous federal and state consumer protection laws and regulations which, among other things:

•	require us to obtain and maintain licenses and qualifications;

•	limit the interest rates, fees and other charges we are allowed to charge;

•	limit or prescribe other terms of our automobile installment sales contracts;

•	require specific disclosures; and

•	define our rights to repossess and sell collateral.

We believe we are in substantial compliance with all of these laws and regulations, and that these laws and regulations have had no material adverse effect on our ability to operate our business. Changes in existing laws or regulations, or in the interpretation, or the promulgation of any additional laws or regulations, could have a material adverse effect on our business. In addition, we retain some of the regulatory risk on receivables sold in securitizations as a result of representations and warranties made by us in these transactions.

Our Stock Price May Be Volatile.

The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future. In addition, the securities markets have experienced significant price and volume fluctuations and the market prices of the securities of finance-related companies, including automobile finance companies, have been especially volatile. Such fluctuations can result from:

•	quarterly variations in operating results;

•	changes in analysts’ estimates;

•	short-selling of our common stock;

•	events affecting other companies that investors deem to be comparable to us;

•
factors which have the effect of increasing, or which investors believe may have the effect of increasing, our cost of funds, including any downgrade in our credit ratings by major rating agencies; and

•	general economic trends and conditions.

Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. Securities class action litigation could result in substantial costs and a diversion of management’s attention and resources.

AmeriCredit Corp. is a Holding Company. Its only Source of Cash is From Distributions from its Subsidiaries.

AmeriCredit Corp. is a holding company with no operations of its own and conducts all of its business through its subsidiaries. AmeriCredit Corp.’s only significant asset is the outstanding capital stock of its subsidiaries. AmeriCredit Corp. is wholly dependent on the cash flow of its subsidiaries and dividends and distributions to it from its subsidiaries in order to service its current indebtedness, including payment of principal, premium, if any, and interest on any indebtedness of AmeriCredit Corp., and any of its future obligations. AmeriCredit Corp.’s subsidiaries are separate and distinct legal entities and will have no obligation contingent or otherwise, to pay any amounts due pursuant to any indebtedness of AmeriCredit Corp. or to make any funds available therefor. The ability of AmeriCredit Corp.’s subsidiaries to pay such dividends and distributions will be subject to, among other things, the terms of any debt instruments of its subsidiaries then in effect and applicable law. We cannot assure you that AmeriCredit Corp.’s subsidiaries will generate cash flow sufficient to pay dividends or distributions to AmeriCredit Corp. in order to pay interest or other payments on existing indebtedness.

AmeriCredit Corp.’s rights, and the rights of its creditors, to participate in the distribution of assets of any of its subsidiaries upon such subsidiary’s liquidation or reorganization will by subject to the prior claims of such subsidiary’s creditors, except to the extent that AmeriCredit Corp. is itself recognized as a creditor of such subsidiary in which case our claims would still be subject to the claims of any secured creditor of such subsidiary. As of September 30, 2000, the aggregate amount of debt and other obligations of AmeriCredit Corp.’s subsidiaries (including long-term debt, guarantees of AmeriCredit Corp.’s debt, current liabilities and other liabilities) was approximately $1.2 billion.

We Cannot Assure You That an Active Trading Market Will Develop for the Securities Offered Other than the Common Stock We Have Issued or That Such a Market Will Not Be Volatile.

There is no established trading market for the securities offered other than the common stock we have issued and we do not intend to apply for listing of the securities offered on any national securities exchange or for quotation of the securities offered on any automated dealer quotation system. No assurance can be given as to the price of the securities offered, the liquidity of the trading market for the securities offered or that an active public trading market for the securities offered will develop. If an active public trading market for the securities offered does not develop, the market price and liquidity of the securities offered may be adversely affected. If the securities offered are traded, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, our performance and certain other factors. The liquidity of, and trading markets for, securities offered may also be adversely affected by general declines in the market for debt. Such declines may adversely affect the liquidity of, and trading markets for, the securities offered, independent of the financial performance of or prospects for us.

Historically, the markets for securities similar to the securities offered has been subject to disruptions that have caused substantial price volatility. There can be no assurance that the market for the securities offered will not be subject to similar disruptions. Any such disruptions may have a material adverse effect on the value of the securities offered.

We May Not Be Able to Repurchase Our Senior Notes or Repay Debt under Our Credit Facilities in the Event of a Change of Control.

Upon the occurrence of certain change of control events, holders of our senior notes may require AmeriCredit Corp. to offer to repurchase all of their notes. AmeriCredit Corp. may not have sufficient funds at the time of the change of control to make the required repurchases or restrictions in our credit facilities may not allow such repurchases. Additionally, a “change of control” (as defined in our indentures) is an event of default under our credit facilities, which would permit the lenders to accelerate the debt, which also would cause an event of default under the indentures.

The source of funds for any repurchase required as a result of any change of control will be our available cash or cash generated from operating other sources, including borrowing, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds will be available at the time of any change of control to make any required repurchases of our senior notes tendered and to repay debt under our credit facilities. Furthermore, the use of available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future. Any future credit agreements or other agreements relating to indebtedness to which we may become a party may contain similar restrictions and provisions.

Our Articles of Incorporation and Bylaws, Texas Law and Contractual Provisions Contain Provisions That Could Discourage a Takeover.

Our articles of incorporation and bylaws contain provisions which may discourage takeover attempts. These provisions may limit shareholders’ ability to approve a transaction that shareholders may think is in their best interests. Such provisions include:

•	a requirement that certain procedures must be followed before matters can be proposed for consideration at meetings of our shareholders; and

•	the ability of the Board of Directors to fix the rights and preferences of an issue of shares of preferred stock without shareholder action.

In addition, we have a shareholder rights plan that enables our shareholders (other than a hostile acquiror) to buy our shares at a substantially discounted price if any third party were to acquire more than 15% of our common stock.

Provisions of the Texas Business Corporation Act also restrict certain business combinations with interested shareholders. The provisions of our articles of incorporation, bylaws and shareholder rights plan and of Texas law are intended to encourage potential acquirors to negotiate with us and allow the Board of Directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control.

In addition, the terms of our employment agreements with our senior executives contain provisions calling for payments upon a change of control, and our option agreements vest immediately upon occurrence of a change in control. These provisions could have the effect of increasing the cost of a change in control and thereby delay or hinder such a change in control. Some of our credit facilities and warehouse facilities also have provisions which give rise to events of default on the occurrence of a change in control. These provisions could have the effect of increasing the cost of a change in control of us.

Management Has Broad Discretion In The Use Of Proceeds.

We plan to use the proceeds from this offering primarily to fund our growth, to support securitization transactions and for working capital and general corporate purposes. Therefore, we will have discretion as to how we will spend the proceeds, which could be in ways with which the shareholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See “Use of Proceeds.”

RATIOS OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratios of earnings to fixed charges for the periods indicated.

	Year Ended June 30,					Three Months Ended September 30,
	1996	1997	1998	1999	2000	1999	2000
Ratio of Earnings to Fixed Charges	3.5x	3.9x	3.8x	3.9x	3.6x	3.7x	3.4x

For purposes of this computation, the term “fixed charges” represents interest expense and a portion of rentals representative of an implicit interest factor for those rentals. The term “earnings” represents income before income taxes plus fixed charges.

FORWARD-LOOKING STATEMENTS

This prospectus, supplements to this prospectus and the documents incorporated by reference contain certain forward-looking statements about our financial condition, results of operations and business. These statements may be made expressly in this document, or may be “incorporated by reference” to other documents we have filed with the Securities and Exchange Commission. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” or similar expressions used in this prospectus, supplements to this prospectus or documents incorporated by reference.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

•	our ability to pay interest and principal on a large amount of debt;

•	changes in our customers’ demands;

•	seasonal changes in customer demands;

•	the competitive nature of the automobile finance business; and

•	general economic conditions and the interest rate environment.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus or supplements to this prospectus or, in the case of documents incorporated by reference, as of the date of such documents.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus or supplements to this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements.

USE OF PROCEEDS

We will use the net proceeds from the sale of securities that we offer under this prospectus and any accompanying prospectus supplement for general corporate purposes and for any other purposes described in the relevant prospectus supplement. General corporate purposes may include using the net proceeds to fund our growth, including increasing the amount of automobile and other loans we can acquire, originate and hold for pooling and sale in the asset-backed securities market, to support securitization transactions, for other working capital needs and for general corporate purposes. The net proceeds may be used to reduce our balances under our existing warehouse facilities, credit agreement and mortgage subsidiary credit agreement.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the debt securities summarizes some general terms that will apply to the debt securities. The description is not complete, and we refer you to the indentures, which we filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Our trust debentures are separately described in this prospectus under the caption “Description of Trust Debentures.”

General

The debt securities will be either our senior debt securities or our subordinated debt securities. We will issue our debt securities under one or more separate indentures between us and a trustee to be identified in an accompanying prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together the senior indenture and the subordinated indenture are called the “indentures.” The indentures may be supplemented by one or more supplemental indentures. We refer to the indentures, together with any supplemental indentures, as the “indentures” throughout the remainder of this prospectus.

We may issue the debt securities in one or more separate series of senior debt securities and subordinated debt securities. The senior debt securities will be unsecured and will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated and junior to all senior indebtedness. The terms of the indentures do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us, but those provisions may be included in the documents that include the specific terms of the debt securities.

If specified in the prospectus supplement, our subsidiaries will unconditionally guarantee, on a joint and several basis, the debt securities as described under “—Subsidiary Guarantees” and in the prospectus supplement. The subsidiary guarantees will be unsecured obligations of each subsidiary guarantor.

The prospectus supplement relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms will include:

•	the title of the debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	the purchase price of the debt securities expressed as a percentage of the principal amount;

•
if other than United States dollars, the currency or currencies, including the euro and other composite currencies, in which payments on the debt securities will be payable and whether the holder may elect payment to be made in a different currency;

•	the date or dates when payments on the principal must be made or the method of determining that date or dates;

•	interest rates, and the dates from which interest, if any, will accrue, and the dates when interest is payable;

•	the maturity date;

•	the right, if any, to extend the interest payment periods and the duration of the extensions;

•	the places where payments may be made and the manner of payments;

•	any mandatory or optional redemption provisions;

•	any subordination provisions;

•	the denominations in which debt securities will be issued;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount;

•
if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any;

•
whether the debt securities will be issued in fully registered form without coupons or in bearer form, with or without coupons, or any combination of these, and whether they will be issued in the form of one or more global securities in temporary or definitive form;

•
whether and on what terms we will pay additional amounts to holders of the debt securities that are not United States persons in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

•	the certificates or forms required for the issuance of debt securities in definitive form;

•	the trustees, depositaries, authenticating or paying agents, transfer agents or registrars of the debt securities;

•	any deletions of, or changes or additions to, the events of default or covenants;

•	conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments to those prices and rates; and

•	any other specific terms of the debt securities.

If any debt securities are sold for any foreign currency or currency unit or if any payments on the debt securities are payable in any foreign currency or currency unit, the prospectus supplement will contain any restrictions, elections, tax consequences, specific terms and other information with respect to the debt securities and the foreign currency or currency unit.

Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities may bear no interest or bear interest at below-market rates and will be sold at a discount below their stated principal amount. The applicable prospectus supplement will also contain any special tax, accounting or other information relating to original issue discount securities or other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than United States dollars.

Senior Debt Securities

Payment of the principal of, premium, if any, and interest on senior debt securities will rank on a parity with all of our other unsecured and unsubordinated debt.

Subordinated Debt Securities

Payment of the principal of, premium, if any, and interest on subordinated debt securities will be junior in right of payment to the prior payment in full of all of our unsubordinated debt, including senior debt securities. We will state in the applicable prospectus supplement relating to any subordinated debt securities the subordination terms of the securities as well as the aggregate amount of outstanding debt, as of the most recent practicable date, that by its terms would be senior to the subordinated debt securities. We will also state in such prospectus supplement limitations, if any, on issuance of additional senior debt. In addition, the subordinated debt securities will be effectively subordinated to creditors of our subsidiaries.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any notes on any interest payment date will be made to the person in whose name such notes, or one or more predecessor securities, are registered at the close of business on the regular record date for such interest.

Principal of and any premium and interest on the notes of a particular series will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the trustee in the City of New York will be designated as our sole paying agent for payments with respect to notes of each series. Any other paying agents initially designated by us for the notes of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the notes of a particular series.

All moneys paid by us to a paying agent or the trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Subsidiary Guarantees

If specified in the prospectus supplement, the subsidiary guarantors will guarantee the debt securities of a series. Collectively, the co-registrants, other than the trust, are called the “subsidiary guarantors.” Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the subsidiary guarantees of the subsidiary guarantors.

Subject to the limitations described below and in the applicable prospectus supplement, the subsidiary guarantors will, jointly and severally, unconditionally guarantee the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all our obligations under the indentures and the debt securities of a series, whether for principal of, premium, if any, or interest on the debt securities or otherwise. The subsidiary guarantors will also pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the applicable trustee in enforcing any rights under a subsidiary guarantee with respect to a subsidiary guarantor.

In the case of subordinated debt securities, a subsidiary guarantee will be subordinated in right of payment to the senior debt of the subsidiary guarantor on the same basis as the subordinated debt securities are subordinated to our senior debt. No payment will be made by any subsidiary guarantor under its subsidiary guarantee during any period in which payments by us on the subordinated debt securities are suspended by the subordination provisions of the subordinated indenture.

Each subsidiary guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant subsidiary guarantor without rendering such subsidiary guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each subsidiary guarantee will be a continuing guarantee and will:

•
remain in full force and effect until either all of the guaranteed obligations are paid in full or the applicable debt securities are defeased and discharged in accordance with the defeasance provisions of the indentures or released as described in the following paragraph;

•	be binding upon each subsidiary guarantor; and

•	inure to the benefit of and be enforceable by the applicable trustee, the holders and their successors, transferees and assigns.

As a result of a disposition of all of the assets or all of the capital stock of a subsidiary guarantor, by way of sale, merger, consolidation or otherwise, that subsidiary guarantor will be deemed released and relieved of its obligations under its subsidiary guarantee without any further action required on the part of the trustee or any holder, and no other person acquiring or owning the assets or capital stock of such subsidiary guarantor, if not otherwise a restricted subsidiary, as defined in the relevant indenture, will be required to enter into a subsidiary guarantee; provided, in each case, that the transaction or transactions resulting in the subsidiary guarantor’s ceasing to be a restricted subsidiary are carried out pursuant to and in compliance with all of the applicable covenants in the indenture. In addition, the prospectus supplement may specify additional circumstances under which a subsidiary guarantor can be released from its subsidiary guarantee.

Global Securities

We may issue a series of debt securities in whole or in part in the form of one or more global certificates that will be deposited with a depositary we will identify in a prospectus supplement. We may issue global debt securities in either registered or unregistered form and in either temporary or definitive form. We will describe the specific terms of the depositary arrangement with respect to any series of debt securities in the prospectus supplement.

Registered Global Securities

Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

•	by the depositary for that registered global security to its nominee;

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement involving any portion of the series represented by a registered global security.

We anticipate that the following provisions will generally apply to all depositary arrangements for debt securities:

•
ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for that registered global security, these persons being referred to as “participants,” or persons that may hold interests through participants;

•
upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

•	any dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

•
ownership of beneficial interest in that registered global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary for that registered global security for interests of participants and on the records of participants for interests of persons holding through participants.

The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary for a registered global security, or its nominee, is the registered owner of that registered global security, the depositary or that nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a registered global security:

•	will not be entitled to have the debt securities represented by a registered global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	will not be considered the owners or holders of the debt securities under the indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee as the registered owners of the registered global security. None of us, the trustee or any other of our agents or agents of the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name.” We also expect that any of these payments will be the responsibility of the participants.

If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or stops being a clearing agency registered under the Securities Exchange Act of 1934, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In that event, we will issue debt securities of the series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in the name or names as the depositary, based upon instructions from its participants, will instruct the trustee.

We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as “bearer global securities.” We will deposit these securities with a common depositary for Euroclear System and Clearstream Banking, or with a nominee for the depositary identified in the prospectus supplement relating to the series. The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the applicable terms and procedures. These will include the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, in proportion to the series represented by a bearer global security.

Conversion or Exchange Rights

If debt securities may be convertible into or exchangeable for shares of our equity securities or other securities, the terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

•	the conversion or exchange price;

•	the conversion or exchange period;

•	provisions regarding the convertibility or exchangeability of the debt securities, including who may convert or exchange;

•	events requiring adjustment to the conversion or exchange price;

•	provisions affecting conversion or exchange in the event of our redemption of the debt securities; and

•	any anti-dilution provisions, if applicable.

Merger, Consolidation or Sale of Assets

Under the terms of indentures, we may consolidate or merge with another company, or sell, lease or convey all or substantially all our assets to another company, if we are either the continuing entity or, if we are not the continuing entity:

•
the successor entity is organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes all payments on all of the debt securities and the performance and observance of all the covenants and conditions of the applicable indenture;

•	the merger, sale of assets or other transaction must not cause a default on the debt securities and we must not already be in default; and

•	any additional conditions with respect to any particular debt securities are met.

Events of Default

Unless otherwise provided for in the prospectus supplement, the term “event of default”, when used in the indentures may include any of the following:

•
failure to pay interest for 30 days after the date payment is due and payable; however, if we extend an interest payment period under the terms of the debt securities, the extension will not be a failure to pay interest;

•	failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

•	failure to make sinking fund payments, if any, when due;

•	failure to perform other covenants for 60 days after notice that performance was required;

•	events of bankruptcy, insolvency or reorganization of our company; or

•	any other event of default provided in the applicable resolution of our Board of Directors or the supplemental indenture under which we issue a series of debt securities.

The holders of not less than a majority in outstanding principal amount of a series of debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee of the series. The trustee or the holders of not less than 25% in aggregate outstanding principal amount of the series may declare the principal due and payable immediately upon an event of default. The holders of a majority in aggregate outstanding principal amount of the series may annul the declaration and waive the default if the default (other than the non-payment of the principal of the series which has become due solely by the acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee of the series.

The holders of a majority in outstanding principal amount of a series of debt securities affected thereby may, on behalf of the holders of all the holders of the series of debt securities, waive any past default, except a default in the payment of principal or interest, unless the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee of the series, or a default in respect of a covenant or provision which under the related indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of the series. We are required to file annually with the trustees a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the indentures.

In case an event of default shall occur and be continuing as to a series of debt securities, the trustee of the series will have the right to declare the principal of and the interest on the debt securities, and any other amounts payable under the indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the debt securities.

No holder of any debt securities will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless the holder shall have previously given to the trustee written notice of a continuing event of default and unless also the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series shall have made written request and offered reasonable indemnity to the trustee of the series to institute the proceeding as a trustee, and unless the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the class a direction inconsistent with the request and shall have failed to institute the proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal or interest on the debt security on or after the respective due dates expressed in the debt security.

Discharge, Defeasance and Covenant Defeasance

We can discharge or defease our obligations under the indentures as stated below or as provided in the applicable prospectus supplement.

Unless otherwise provided in the applicable prospectus supplement, we may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. We may effect a discharge by irrevocably depositing with the trustee cash or United States government obligations, as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities and any mandatory sinking fund payments.

Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time, which we refer to as “defeasance.” We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indentures, and we may omit to comply with those covenants without creating an event of default under the trust indenture, which we refer to as “covenant defeasance.” We may effect defeasance and covenant defeasance only if, among other things:

•
we irrevocably deposit with the trustee cash or United States government obligations, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal, premium, if any, and interest on all outstanding debt securities of the series; or

•
we deliver to the trustee an opinion of counsel to the effect that (a) in the case of covenant defeasance, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance, and will be subject to tax in the same manner and at the same times as if no covenant defeasance had occurred and (b) in the case of defeasance, either we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in applicable United States federal income tax law, and based on that ruling or change, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance and will be subject to tax in the same manner as if no defeasance had occurred.

Although we may discharge or defease our obligations under the indentures as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indentures

Except as provided in the applicable prospectus supplement, each indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	cure any ambiguity or correct any inconsistency in the indenture;

•
evidence the assumption by a successor corporation of our obligations and the conversion of any debt securities into the capital stock of that successor corporation, if the terms of those debt securities so provide;

•	add covenants for the protection of the holders of debt securities;

•	make any change that does not adversely affect the rights of any holders of debt securities;

•	establish the forms or terms of debt securities of any series; and

•	evidence and provide for the qualification of the indenture under the Trust Indenture Act of 1939.

Each indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series of senior debt securities or of subordinated debt securities then outstanding and affected, voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected:

•	change the stated maturity of any debt security;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest; or

•	reduce any amount payable on redemption;

•	reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture for any such series.

Concerning the Trustees

Each trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, each trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of the debt securities, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby. Each trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF PREFERRED SECURITIES

The trust will issue the preferred securities pursuant to the terms of the trust agreement. The preferred securities will represent preferred undivided beneficial interests in the assets of the trust. Holders of the preferred securities will be entitled to a preference over the common securities in certain circumstances with respect to distributions and amounts payable on redemption of the trust securities or liquidation of the trust. See  “—Subordination of Common Securities.” The trust agreement will be qualified under the Trust Indenture Act of 1939. The following description is a summary of material provisions of the preferred securities, the common securities and the trust agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. This summary description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the trust agreement. You should read the form of trust agreement for provisions that may be important to you. You should also consider applicable provisions of the Trust Indenture Act of 1939.

General

The trust agreement authorizes the trust to issue the preferred securities and the common securities. We will own all of the common securities. The preferred securities will rank equally, and payments on the preferred securities will be made pro rata, with the common securities. However, upon the occurrence of a debenture event of default, the rights of the holders of the common securities to receive distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of preferred securities.

The trust will invest the proceeds obtained from any issuance of preferred securities, together with the consideration we paid for the common securities, in trust debentures issued by us. The preferred securities and the common securities shall comprise the “trust securities.” See “Description of Trust Debentures.” Legal title to the trust debentures will be held by the property trustee in trust for the benefit of the holders of the trust securities.

In accordance with the trust agreement, the trust may not:

•	borrow money;

•	issue debt or any securities other than the trust securities;

•	execute mortgages; or

•	pledge any of its assets.

We will guarantee distributions on the preferred securities on a limited basis to the extent described under the caption “Description of Guarantee.” The guarantee will not guarantee payment of distributions or amounts payable on redemption of the preferred securities or liquidation of the trust when the trust does not have funds on hand legally available for such payments. In such event, a remedy of a holder of preferred securities is to direct the property trustee to enforce its rights under the trust debentures. If the property trustee fails to enforce its rights with respect to the trust debentures held by the trust, any record holder of preferred securities may, to the fullest extent permitted by law, institute legal proceedings directly against us to enforce the property trustee’s rights under such trust debentures without first instituting any legal proceedings against such property trustee or any other person or entity. In addition, a holder of preferred securities may institute a legal proceeding directly against us for enforcement of payment to such holder of principal of, premium, if any, or interest on the trust debentures having a principal amount equal to the aggregate liquidation amount of the preferred securities of such holder on or after the due date specified in the trust debentures.

Holders of the preferred securities have no preemptive or similar rights.

Distributions

Distributions on the preferred securities will be payable on the dates and at the rates set forth in a prospectus supplement. The distribution rate and the relevant distribution date for the trust securities will correspond to the payments and payment dates on the trust debentures. The revenue of the trust available for distribution to holders of the preferred securities will be limited to payments under the trust debentures in which the trust will invest the proceeds from the issuance and sale of the trust securities. If we do not make interest payments on the trust debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

The trust’s preferred securities represent beneficial ownership interest in the assets of the trust. Distributions on the preferred securities will be payable to the holders as they appear on the register of the trust on the relevant record dates, which, as long as the preferred securities remain in book-entry form, will be one business day prior to the relevant distribution date. Subject to any applicable laws and regulations and to the provisions of the applicable trust agreement, each distribution payment will be made as described under “—Depositary Procedures.” In the event any preferred securities are not in book-entry form, the relevant record date for such preferred securities shall be a date at least 15 days prior to the relevant distribution date, as specified in the applicable prospectus supplement.

We may, on one or more occasions, defer the payment of interest on the trust debentures for a specified number of consecutive semi-annual periods, unless a debenture event of default has occurred and is continuing. However, no deferral period shall end on a date other than an interest payment date or extend beyond the stated maturity date. Semi-annual distributions on the preferred securities will be deferred by the trust during any such deferral period. Distributions to which holders of the preferred securities are entitled during any such deferral period will accumulate additional distributions at the rate per annum set forth in the applicable prospectus supplement.

Upon the termination of any deferral period and the payment of all amounts then due on any interest payment date, we may elect to begin a new deferral period, subject to the requirements described above. No interest shall be due and payable during any deferral period, except at the end of the period. We must give the property trustee, the debenture trustee and the administrative trustees notice of our election to defer the payment of interest on the trust debentures at least five business days prior to the earlier of:

•	the date the distributions on the preferred securities would have been payable except for the election to begin such deferral period; or

•
the date the administrative trustees are required to give notice to any securities exchange or to holders of preferred securities of the record date or the date such distributions are payable, but in any event not less than five business days prior to such record date.

There is no limitation on the number of times that we may elect to begin any deferral period. Accordingly, there could be multiple deferral periods of varying lengths throughout the term of the preferred securities. See “Description of Trust Debentures—Option to Extend Interest Payment Date.”

During any deferral period, we may not, and will not permit any of our subsidiaries to:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (subject to certain exceptions);

•
make any payment of principal of or premium, if any, or interest on or repay, repurchase or redeem any of our debt securities, including other debentures that rank pari passu with or junior in right of payment to the trust debentures; or

•
make any guarantee payments (other than payments under the guarantee) with respect to any guarantee by us of the debt securities of any of our subsidiaries, including other guarantees, if such guarantee ranks pari passu with or junior in right of payment to the trust debentures.

Payment of Additional Sums

If the trust is required to pay any taxes, duties, or other governmental charges imposed by the United States or any other taxing authority, we will be required to pay such additional sums necessary in order that the amount of distributions then due and payable by the trust on the outstanding preferred securities and common securities of the trust will not be reduced as a result of any additional taxes, duties and other governmental charges to which the trust has become subject.

Redemption

Upon the repayment on the stated maturity date or prepayment prior to the stated maturity date of the trust debentures (other than following the distribution of the trust debentures to the holders of the trust securities), the proceeds from such repayment or prepayment shall be applied by the property trustee to redeem a Like Amount (as defined below) of the trust securities, upon not less than 30 nor more than 60 days’ notice of a date of redemption to the holders of the trust securities, at the applicable redemption price, which shall be equal to:

•
in the case of the payment of the trust debentures on the stated maturity date, the maturity redemption price equal to the principal amount of, plus accrued and unpaid interest on, the trust debentures;

•
in the case of the optional prepayment of the trust debentures, upon the occurrence and continuation of a Special Event, the Special Event Redemption Price equal to the Special Event Prepayment Price in respect of the trust debentures; and

•	in the case of the optional prepayment of the trust debentures, the optional redemption price equal to the optional prepayment price in respect of the trust debentures.

See “Description of Trust Debentures—Optional Prepayment” and “—Special Event Prepayment.” If fewer than all of the trust debentures are to be prepaid on a redemption date, then the proceeds of such prepayment shall be allocated pro rata among the trust securities.

“Like Amount” means:

•	with respect to a redemption of the trust securities, trust securities having a liquidation amount equal to the principal amount of trust debentures to be paid in accordance with their terms; and

•
with respect to a distribution of trust debentures upon the dissolution and liquidation of the trust, trust debentures having a principal amount equal to the liquidation amount of the trust securities of the holder to whom such trust debentures are being distributed.

We will have the option to prepay the trust debentures:

•	in whole at any time or in part from time to time at the optional prepayment price; and

•	in whole but not in part, at any time within 90 days of the occurrence of a Special Event, at the Special Event Prepayment Price.

See “Description of Trust Debentures—Optional Prepayment” and “—Special Event Prepayment.”

Redemption Procedures

If applicable, trust securities shall be redeemed at the applicable redemption price with the proceeds from the contemporaneous repayment or prepayment of the trust debentures. Any redemption of trust securities will be made and the applicable redemption price will be payable on the redemption date only to the extent that the trust has funds legally available for the payment of the applicable redemption price. See also “—Subordination of Common Securities.”

If the trust gives a notice of redemption in respect of the preferred securities, then, by 12:00 noon, New York City time, on the redemption date, to the extent funds are legally available, with respect to the preferred securities held by DTC or its nominees, the property trustee will deposit with DTC funds sufficient to pay the applicable redemption price. See “Global Trust Preferred Securities.” With respect to the preferred securities held in certificated form, the property trustee, to the extent funds are legally available, will deposit with the paying agent for the preferred securities funds sufficient to pay the applicable redemption price and will give the paying agent irrevocable instructions and authority to pay the applicable redemption price to the holders of the preferred securities upon surrender of their certificates evidencing the preferred securities. See “—Payment and Paying Agency.” Notwithstanding the foregoing, distributions payable on or prior to the redemption date shall be payable to the holders of such preferred securities on the relevant record dates for the related distribution dates. If notice of redemption has been given and funds are deposited as required, then upon the date of such deposit, all rights of the holders of the preferred securities called for redemption will cease, except the right of the holders of the preferred securities to receive the applicable redemption price, and the preferred securities will cease to be outstanding.

In the event that any redemption date of preferred securities is not a business day, then the redemption price will be paid on the next succeeding day that is a business day. If the next succeeding business day falls in the next calendar year, then the required payment will be made on the immediately preceding business day. In the event that payment of the redemption price is improperly withheld or refused and not paid either by the trust or by us pursuant to the guarantee:

•
distributions on preferred securities will continue to accumulate at the then applicable rate, from the redemption date originally established by the trust to the date the redemption price is actually paid; and

•	the actual payment date will be the redemption date for purposes of calculating the applicable redemption price.

We, or our subsidiaries, may, subject to applicable law, at any time and from time to time purchase outstanding preferred securities by tender, in the open market or by private agreement.

The trust may not redeem fewer than all of the outstanding preferred securities unless all accumulated and unpaid distributions have been paid on all preferred securities for all semi-annual distribution periods terminating on or prior to the redemption date. If less than all of the preferred securities and common securities issued by the trust are to be redeemed on a redemption date, then the aggregate amount of such preferred securities and common securities to be redeemed shall be allocated pro rata among the preferred securities and the common securities based on the relative liquidation amounts of the two classes. The particular preferred securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to the redemption date by the property trustee from the outstanding preferred securities not previously called for redemption, by such method as the property trustee shall deem fair and appropriate. The property trustee shall promptly notify the trust registrar in writing of the preferred securities selected for redemption and, in the case of any preferred security selected for partial redemption, the liquidation amount to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of preferred securities shall relate, in the case of any preferred security redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of preferred securities which has been or is to be redeemed.

Notice of any redemption will be mailed at least 30 days but not more than 60 days prior to the redemption date to each holder of trust securities at its registered address. Unless we default in payment of the applicable redemption price on, or in the repayment of, the trust debentures, on and after the redemption date distributions will cease to accrue on the trust securities called for redemption.

Liquidation of the Trust and Distribution of Trust Debentures

We will have the right at any time to dissolve the trust and, after satisfaction of liabilities to creditors of the trust, cause the trust debentures to be distributed to the holders of the trust securities in liquidation of the trust. This dissolution right is subject to the administrative trustees having received an opinion of counsel to the effect that such distribution will not be a taxable event to holders of preferred securities.

The trust shall automatically dissolve upon the first to occur of:

•	certain events of our bankruptcy, dissolution or liquidation;

•	the distribution of a Like Amount of the trust debentures to the holders of the trust securities, if we have given written directions to the property trustee to dissolve the trust;

•	expiration of the term of the trust;

•	redemption of all of the trust securities as described under “—Redemption;” and

•	the entry of an order for the dissolution of the trust by a court of competent jurisdiction.

If a dissolution occurs as described in bullet points one through three above, the trust shall be liquidated by the administrative trustees as expeditiously as possible. After satisfaction of liabilities to the trust’s creditors, the administrative trustees will distribute to the holders of the trust securities a Like Amount of the trust debentures, unless that distribution is determined by the property trustee not to be practicable. In such case, the holders will be entitled to receive pro rata out of the assets of the trust legally available for distribution to holders an amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions thereon to the date of payment. If this liquidation distribution can be paid only in part because the trust has insufficient assets on hand legally available to pay in full the aggregate liquidation distribution, then the amount payable directly by the trust on the trust securities shall be paid on a pro rata basis, except that if a debenture event of default has occurred and is continuing, the preferred securities shall have a priority over the common securities. See “—Subordination of Common Securities.”

If we elect not to prepay the trust debentures prior to maturity in accordance with their terms and either elect not to or are unable to dissolve and liquidate the trust and distribute the trust debentures to holders of the trust securities, the trust securities will remain outstanding until the repayment of the trust debentures on the stated maturity date.

After the liquidation date is fixed for any distribution of trust debentures to holders of the trust securities,

•	the trust securities will no longer be deemed to be outstanding;

•
DTC or its nominee will receive, in respect of each registered global certificate, if any, representing trust securities and held by it, a registered global certificate or certificates representing the trust debentures to be delivered upon such distribution; and

•
any certificates representing trust securities not held by DTC or its nominee will be deemed to represent trust debentures having a principal amount equal to the liquidation amount of those trust securities, and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on such trust securities until such certificates are presented to the administrative trustees or their agent for cancellation. At such time, we will issue to that holder, and the debenture trustee will authenticate, a certificate representing those trust debentures.

Subordination of Common Securities

Payment of distributions on, and the redemption price of, the trust securities will be made pro rata based on the liquidation amount of the trust securities. However, if on any distribution date or redemption date a debenture event of default has occurred and is continuing, no payment of any distribution on, or applicable redemption price of, any of the common securities, and no other payment on account of the redemption, liquidation or other acquisition of the common securities, will be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the applicable redemption price the full amount of such redemption price, shall have been made or provided for. All funds available to the property trustee shall first be applied to the payment in full in cash of all distributions on, or redemption price of, the preferred securities then due and payable.

In the case of any event of default under the trust agreement, we, as holder of the common securities, will be deemed to have waived any right to act with respect to such event of default until the effect of the event of default has been cured, waived or otherwise eliminated. Until any such event of default has been cured, waived or otherwise eliminated, the property trustee shall act solely on behalf of the holders of the preferred securities and not on our behalf as holder of the common securities, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Events of Default; Notice

The occurrence of a debenture event of default constitutes an event of default under the trust agreement. See “Description of Trust Debentures—Debenture Events of Default.”

Within five business days after the occurrence of any trust agreement event of default actually known to the property trustee, the property trustee shall transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. We and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the trust agreement.

Upon the occurrence of a trust agreement event of default, the debenture trustee or the property trustee as the holder of the trust debentures will have the right under the debenture indenture to declare the principal of and interest on the trust debentures to be immediately due and payable.

If a trust agreement event of default occurs and is continuing, then the holders of a majority in aggregate liquidation amount of preferred securities have the right to direct the exercise of any trust or power conferred upon the property trustee under the trust agreement, including the right to direct the property trustee under the trust agreement to exercise the remedies available to it as holder of the trust debentures. If the property trustee fails to enforce its rights with respect to the trust debentures held by the trust, any record holder of preferred securities may, to the fullest extent permitted by law, institute legal proceedings directly against us to enforce the property trustee’s rights under the trust debentures without first instituting any legal proceedings against the property trustee or any other person or entity. In addition, if a trust agreement event of default has occurred and is continuing and the event of default is attributable to our failure to pay interest, principal or other required payments on the trust debentures issued to the trust on the date the interest, principal or other payment is otherwise payable, then a record holder of preferred securities may, on or after the respective due dates specified in the trust debentures, institute a proceeding directly against us for enforcement of payment on trust debentures having a principal amount equal to the aggregate liquidation amount of the preferred securities held by that holder. In connection with such an action, we will be subrogated to the rights of such record holder of preferred securities to the extent of any payment made by us to such record holder of preferred securities.

If a debenture event of default has occurred and is continuing, the preferred securities shall have a preference over the common securities as described under “—Liquidation of the Trust and Distribution of Trust Debentures” and “—Subordination of Common Securities.”

Removal of Issuer Trustees

Unless a debenture event of default shall have occurred and be continuing, any issuer trustee may be removed at any time by the holder of the common securities. If a debenture event of default has occurred and is continuing, the property trustee and the Delaware trustee may be removed at such time by the holders of a majority in liquidation amount of the outstanding preferred securities. In no event will the holders of the preferred securities have the right to vote to appoint, remove or replace the administrative trustees, which voting rights are vested exclusively in the holder of the common securities. No resignation or removal of an issuer trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the trust agreement.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

The trust may not merge with or into, convert into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any corporation or other person, except as described below or as otherwise described under “—Liquidation of the Trust and Distribution of Trust Debentures.” The trust may, at our request with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the Delaware trustee or the property trustee, merge with or into, convert into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to a trust organized as such under the laws of any State; provided that:

•	the successor entity either:

•	expressly assumes all of the obligations of the trust with respect to the trust securities and the trust agreement; or

•
substitutes for the trust securities other securities having substantially the same terms as the trust securities (the “successor securities”) so long as the successor securities rank the same as the trust securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise;

•	we expressly appoint a trustee of such successor entity possessing the same powers and duties as the property trustee as the holder of the trust debentures;

•
the successor securities are listed, or any successor securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the trust securities are then listed or quoted, if any;

•
if the preferred securities (including any successor securities) are rated by any nationally recognized statistical rating organization prior to such transaction, such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the preferred securities (including any successor securities) or, if the trust debentures are so rated, the trust debentures, to be downgraded by any such nationally recognized statistical rating organization;

•
the merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the trust securities (including any successor securities) in any material respect;

•	the successor entity has a purpose substantially identical to that of the trust;

•
prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel to the trust experienced in such matters to the effect that:

•
the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the trust securities (including any successor securities) in any material respect; and

•	following such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease,

•	neither the trust nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940, as amended; and

•	the trust or the successor entity will continue to be classified as a grantor trust for United States federal income tax purposes;

•
we or any permitted successor or assignee owns all of the common securities of the successor entity and guarantees the obligations of such successor entity under the successor securities at least to the extent provided by the guarantee; and

•
there shall have been furnished to the property trustee an officer’s certificate and an opinion of counsel, each to the effect that all conditions precedent in the trust agreement to such transaction have been satisfied.

Notwithstanding the foregoing, the trust may not, except with the consent of holders of 100% in liquidation amount of the trust securities, enter into any transactions of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes or would cause the holders of the trust securities not to be treated as owning an undivided interest in the trust debentures.

Voting Rights; Amendment of the Trust Agreement

Except as provided below and under “—Mergers, Consolidations, Amalgamations or Replacements of the Trust” and “Description of Guarantee—Amendments and Assignment” and as otherwise required by law and the trust agreement, the holders of the preferred securities will have no voting rights.

The trust agreement may be amended from time to time by us and the administrative trustees, without the consent of the holders of the trust securities:

•
to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, which shall not be inconsistent with the other provisions of the trust agreement; or

•
to modify, eliminate or add to any provisions of the trust agreement to such extent as shall be necessary to ensure that the trust will be classified for United States federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an “investment company” under the Investment Company Act of 1940;

provided, however, that in each such case the interests of the holders of the trust securities shall not be adversely affected in any material respect. Any amendments of the trust agreement pursuant to the foregoing shall become effective once notice is given to the holders of the trust securities.

The trust agreement may be amended by us and the issuer trustees:

•	with the consent of holders representing a majority (based upon liquidation amount) of the outstanding trust securities; and

•
upon receipt by the issuer trustees of an opinion of counsel experienced in such matters to the effect that such amendment or the exercise of any power granted to the issuer trustees in accordance with such amendment will not affect the trust’s status as a grantor trust for United States federal income tax purposes or the trust’s exemption from status as an “investment company” under the Investment Company Act of 1940;

provided that, without the consent of each holder of trust securities, the trust agreement may not be amended to:

•
change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date; or

•	restrict the right of a holder of trust securities to institute suit for the enforcement of any such payment on or after such date.

So long as any trust debentures are held by the trust, the issuer trustees shall not:

•
direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or executing any trust or power conferred on the debenture trustee with respect to the trust debentures;

•	waive any past defaults under the debenture indenture;

•	exercise any right to rescind or annul a declaration of acceleration of the maturity of the principal of the trust debentures; or

•
consent to any amendment, modification or termination of the debenture indenture or the trust debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in liquidation amount of all outstanding preferred securities.

However, where a consent under the debenture indenture would require the consent of each holder of trust debentures affected thereby, no such consent shall be given by the property trustee without the prior consent of each holder of the preferred securities. The issuer trustees shall not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except pursuant to a subsequent vote of such holders. The property trustee shall notify each holder of preferred securities of any notice of default which it receives with respect to the trust debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the issuer trustees shall obtain an opinion of counsel experienced in such matters to the effect that the trust will not fail to be classified as a grantor trust for United States federal income tax purposes on account of such action.

Any required approval of holders of preferred securities may be given at a meeting of such holders convened for such purpose or pursuant to written consent (without prior notice). The property trustee will cause a notice of any meeting at which holders of preferred securities are entitled to vote to be given to each holder of record of preferred securities in the manner set forth in the trust agreement.

No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel the preferred securities in accordance with the trust agreement.

Notwithstanding that holders of the preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the issuer trustees or any affiliate of us or any issuer trustee shall not be entitled to vote or consent and shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Payment and Paying Agency

Payments in respect of preferred securities held in global form shall be made to the depositary, which shall credit the relevant accounts at the depositary on the applicable distribution dates, or in respect of preferred securities that are not held by the depositary, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the register. The paying agent shall initially be the property trustee or an affiliate of the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent shall be permitted to resign as paying agent upon 30 days’ written notice to the property trustee, the administrative trustees and us. In the event that the property trustee or an affiliate of the property trustee shall no longer be the paying agent, the administrative trustees shall appoint a successor (which shall be a bank or trust company acceptable to the administrative trustees and us) to act as paying agent.

Global Trust Preferred Securities

If specified in the prospectus supplement, trust preferred securities may be represented by one or more global certificates deposited with, or on behalf of, The Depository Trust Corporation, or other depositary identified in such prospectus supplement, or a nominee thereof, in each case for credit to an account of a participant in The Depository Trust Corporation, or other depositary. The identity of the depositary and the specific terms of the depositary arrangements with respect to the trust preferred securities to be represented by one or more global certificates will be described in the prospectus supplement. However, unless otherwise specified in the prospectus supplement, The Depository Trust Corporation will be the depositary and the depositary arrangements described with respect to the debt securities will apply to such trust preferred securities as well.

Exchange of Book-Entry Preferred Securities for Certificated Preferred Securities

A global preferred security is exchangeable for preferred securities in certificated form if:

•
the depositary notifies the trust that it is unwilling or unable to continue as depositary for the global preferred security or has ceased to be a clearing agency registered under the Exchange Act, and the trust fails to appoint a successor depositary within 90 days;

•	we, on behalf of the trust, in our sole discretion elect to cause the issuance of the preferred securities in certificated form; or

•	there shall have occurred and be continuing an event of default under the trust agreement.

In addition, beneficial interests in a global preferred security may be exchanged for certificated preferred securities upon request but only upon at least 20 days’ prior written notice given to the property trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated preferred securities delivered in exchange for any global preferred security or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Registrar and Transfer Agent

Unless otherwise specified in the applicable prospectus supplement, the property trustee will act as registrar and transfer agent for the preferred securities.

Registration of transfers of the preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust will not be required to register or cause to be registered the transfer of the preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

The property trustee undertakes to perform only those duties specifically set forth in the trust agreement. During the existence of a trust agreement event of default, the property trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of trust securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no trust agreement event of default has occurred and is continuing and the property trustee is required to decide between alternative courses of action, construe ambiguous provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of the preferred securities or the common securities are entitled under the trust agreement to vote, then the property trustee shall take such action as is directed by us. If the property trustee is not so directed, it will take the action that it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

We, and certain of our affiliates, maintain a banking relationship with the property trustee. The property trustee, or affiliates thereof, serves as trustee under other indentures pursuant to which our securities, or an affiliate, are outstanding.

Miscellaneous

The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that the trust will not be deemed to be an “investment company” required to be registered under the Investment Company Act of 1940 or classified as an association taxable as a corporation for United States federal income tax purposes and so that the trust debentures will be treated as our indebtedness for United States federal income tax purposes. In this regard, we and the administrative trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the trust or the trust agreement, that we and the administrative trustees determine in our discretion to be necessary or desirable for these purposes, as long as such action does not materially adversely affect the interests of the holders of the trust securities.

The trust agreement and the preferred securities will be governed by and construed in accordance with the internal laws of the State of Delaware.

DESCRIPTION OF TRUST DEBENTURES

The trust debentures will be issued under a debenture indenture, as supplemented or amended from time to time. The debenture indenture will be qualified under the Trust Indenture Act of 1939. This summary of certain terms and provisions of the trust debentures and the debenture indenture does not purport to be complete and is subject to and is qualified in its entirety by reference to the debenture indenture and those terms made a part of the debenture indenture by the Trust Indenture Act of 1939.

General

The trust will invest the proceeds obtained from any issuance of preferred securities, together with the consideration paid by us for the common securities, in trust debentures issued us. The trust debentures will bear interest from the same date and at the same rate as the preferred securities. It is anticipated that, until the liquidation, if any, of the trust, each trust debenture will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

The trust debentures will be issued in denominations of $1,000 and integral multiples thereof. The trust debentures will mature on the date provided.

The trust debentures will rank equally with all other debentures and will be unsecured and subordinate and junior in right of payment to all senior indebtedness to the extent and in the manner set forth in the debenture indenture. See “—Subordination.”

Subordination

In the debenture indenture, we covenant and agree that any trust debentures issued under the debenture indenture will be subordinate and junior in right of payment to all senior indebtedness. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, or in connection with our insolvency, receivership or bankruptcy proceeding, all senior indebtedness must be paid in full before the holders of trust debentures will be entitled to receive or retain any payment.

In the event of the acceleration of the maturity of trust debentures, the holders of all senior indebtedness outstanding at the time of the acceleration will first be entitled to receive payment in full of the senior indebtedness before the holders of trust debentures will be entitled to receive or retain any payment in respect of the trust debentures.

No payments on account of principal, or premium, or interest, if any, in respect of the trust debentures may be made if a default in any payment with respect to senior indebtedness has occurred and is continuing, or an event of default with respect to any senior indebtedness resulting in the acceleration of the maturity the senior indebtedness or if any judicial proceeding shall be pending with respect to the default.

“Indebtedness” means:

•	all of our obligations for money borrowed;

•	our obligations evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	our reimbursement obligations with respect to letters of credit, banker’s acceptances or similar facilities issued for our account;

•	our obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

•	our capital lease obligations;

•
our indebtedness whether incurred on or prior to the date of the debenture indenture or thereafter incurred, for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and

•
our obligations of the type referred to in the preceding bullet points of another person and all dividends of another person the payment of which, in either case, we have guaranteed or are responsible or liable, directly or indirectly, as obligor or otherwise.

“Indebtedness Ranking on a Parity with the Trust Debentures” means:

•
indebtedness, whether outstanding on the date of execution of the debenture indenture or thereafter created, assumed or incurred, to the extent the indebtedness specifically by its terms ranks equally with and not prior to the trust debentures in right of payment upon the happening of our dissolution or winding-up or liquidation or reorganization; and

•
all other debt securities, and guarantees in respect of those debt securities (including other debentures and other guarantees), issued to any other trust, or a trustee of such trust, partnership or other entity affiliated with us that is our financing vehicle in connection with the issuance by such financing vehicle of equity securities that are similar to the preferred securities or other securities guaranteed by us.

The securing of any indebtedness, otherwise constituting Indebtedness Ranking on a Parity with the Trust Debentures, will not be deemed to prevent that indebtedness from constituting Indebtedness Ranking on a Parity with the Trust Debentures.

“Indebtedness Ranking Junior to the Trust Debentures” means any indebtedness, whether outstanding on the date of execution of the debenture indenture or thereafter created, assumed or incurred, to the extent the indebtedness specifically by its terms ranks junior to and not equally with or prior to the trust debentures (and any other Indebtedness Ranking on a Parity with the Trust Debentures) in right of payment upon the happening of the dissolution or winding-up or liquidation or reorganization of the Company. The securing of any indebtedness, otherwise constituting Indebtedness Ranking Junior to the Trust Debentures shall not be deemed to prevent such indebtedness from constituting indebtedness Ranking Junior to the Trust Debentures.

“Senior indebtedness” means all indebtedness, whether outstanding on the date of execution of the debenture indenture or thereafter created, assumed or incurred, except Indebtedness Ranking on a Parity with the Trust Debentures or Indebtedness Ranking Junior to the Trust Debentures, and any deferrals, renewals or extensions of the senior indebtedness.

We are a holding company and all of our operating assets are owned by our subsidiaries. We rely primarily on dividends from our subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses. We are a legal entity separate and distinct from our subsidiaries. Holders of trust debentures should look only to us for payments on the trust debentures.

Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon that subsidiary’s liquidation or reorganization or otherwise (and thus the ability of holders of the preferred securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Accordingly, the trust debentures will be effectively subordinated to all existing and future liabilities of our subsidiaries and all liabilities of any or our future subsidiaries. The debenture indenture does not limit the incurrence or issuance of other of our secured or unsecured debt or of any subsidiary, including senior indebtedness.

Option to Extend Interest Payment Date

So long as no debenture event of default has occurred and is continuing, we will have the right under the debenture indenture to defer the payment of interest for a specified number of consecutive semi-annual periods.

However, no deferral period shall end on a date other than an interest payment date or extend beyond the stated maturity date. At the end of such deferral period, we must pay all interest then accrued and unpaid.

During any such deferral period, we may not, and will not permit any subsidiary to:

•
declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than (a) dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, common stock, (b) any declaration of a dividend in connection with the implementation of a shareholders’ rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock, (d) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of our capital stock or the security being converted or exchanged, and (e) purchases of common stock related to the issuance of common stock or rights under any of our benefit plans for its directors, officers or employees or any of our dividend reinvestment plans);

•
make any payment of principal of, or premium, if any, or interest on or repay, repurchase or redeem any of our debt securities (including other debentures) that rank pari passu with or junior in right of payment to the trust debentures; or

•
make any guarantee payments (other than payments under the guarantee) with respect to any guarantee by us of the debt securities of any of our subsidiaries (including other guarantees) if that guarantee ranks pari passu with or junior in right of payment to the trust debentures.

Prior to the termination of any deferral period, we may further extend the deferral period, so long as such extension does not cause such deferral period to exceed 10 consecutive semi-annual periods, end on a date other than an interest payment date or extend beyond the stated maturity date. Upon the termination of any deferral period and the payment of all amounts then due on any interest payment date, we may elect to begin a new deferral period, subject to the above requirements. No interest shall be due and payable during a deferral period, except at the end of the deferral period. We must give the property trustee, the administrative trustees and the debenture trustee notice of our election to defer payment of interest on the trust debentures at least five business days prior to the earlier of:

•	the date the distributions on the trust securities would have been payable except for the election to begin or extend such deferral period; or

•
the date the administrative trustees are required to give notice to any securities exchange or to holders of capital securities of the record date or the date such distributions are payable, but in any event not less than five business days prior to such record date. The property trustee shall give notice of our election to begin or extend a new deferral period to the holders of the preferred securities. There is no limitation on the number of times that we may elect to begin a deferral period. Accordingly, there could be multiple deferral periods of varying lengths throughout the term of the trust debentures.

Optional Prepayment

The trust debentures may be prepayable, in whole at any time or in part from time to time, at our option at a prepayment price to the extent and as set forth in a prospectus supplement.

Special Event Prepayment

If a Special Event occurs and is continuing, we may, at our option, prepay the trust debentures in whole (but not in part) at any time within 90 days of the occurrence of such Special Event, at a prepayment price equal to 100% of the principal amount of the trust debentures to be redeemed plus accrued and unpaid interest thereon (including Additional Sums, if any) to the date of redemption.

A “Special Event” means a Tax Event or an Investment Company Event.

“Investment Company Event” means the receipt by the trust and us of an opinion of counsel from counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, which amendment or change is effective or which pronouncement or decision is announced on or after the date of original issuance of the preferred securities, there is more than an insubstantial risk that the trust is or will be considered an “investment company” that is required to be registered under the Investment Company Act of 1940, which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the original issuance of the preferred securities.

A “Tax Event” means the receipt by us and the trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any amendment or change in any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the issue date, there is more than an insubstantial risk that (i) the trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the trust debentures, (ii) interest payable by us on the trust debentures is not, or within 90 days of the date of such opinion will not be, deductible by us, in whole or in part, for United States federal income tax purposes, or (iii) the trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

Notice of any prepayment will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of trust debentures to be prepaid at its registered address. Unless we default in payment of the prepayment price, on and after the prepayment date interest ceases to accrue on such trust debentures called for prepayment.

Additional Sums

If the trust is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, we will pay as additional amounts on the trust debentures such additional amounts as may be necessary in order that the amount of distributions then due and payable by the trust on the outstanding trust securities shall not be reduced as a result of any such additional taxes, duties and other governmental charges.

Certain Covenants of the Company

We covenant in the debenture indenture that if and so long as the trust is the holder of all trust debentures, we, as borrower, will pay to the trust all fees and expenses related to the trust and the offering of the trust securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of the trust (including any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States or any domestic taxing authority upon the trust but excluding obligations under the trust securities).

We also covenant that we will not, and will not permit any of our subsidiaries to:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (subject to certain exceptions);

•
make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any of our debt securities (including other debentures) that rank pari passu with or junior in right of payment to the trust debentures; or

•
make any guarantee payments (other than payments under the guarantee) with respect to any guarantee by us of the debt securities of any of our subsidiaries (including under other guarantees) if such guarantee ranks pari passu or junior in right of payment to the trust debentures, if at such time (1) there shall have occurred any event of which we have actual knowledge that (a) with the giving of notice or the lapse of time, or both, would be a debenture event of default and (b) in respect of which we shall not have taken reasonable steps to cure, (2) a debenture event of default shall have occurred and be continuing, (3) if such trust debentures are held by the property trustee, we shall be in default with respect to its payment of any obligations under the guarantee or (4) we shall have given notice of its election of a deferral period as provided in the indenture, or such deferral period, or any extension thereof, shall have commenced and be continuing.

So long as the trust securities remain outstanding, we also covenant:

•
to maintain 100% direct or indirect ownership of the common securities; provided, however, that any successor of us permitted under the debenture indenture may succeed to our ownership of such common securities;

•	to use our reasonable efforts to cause the trust:

•
to remain a business trust, except in connection with the distribution of trust debentures to the holders of trust securities in liquidation of the trust, the redemption of all of the trust securities, or certain mergers, consolidations or amalgamations, each as permitted by the trust agreement;

•	to otherwise continue to be treated as a grantor trust for United States federal income tax purposes; and

•	to use our reasonable efforts to cause each holder of trust securities to be treated as owning an undivided beneficial interest in the trust debentures.

Modification of Indenture

From time to time we and the debenture trustee may, without the consent of the holders of trust debentures, amend the debenture indenture for specified purposes, including, among other things, to cure any ambiguity or to correct or supplement any provision contained in the debenture indenture or any supplemental indenture which is defective or inconsistent with any other provision contained therein (provided that any such action does not materially adversely affect the interest of the holders of trust debentures) and qualifying, or maintaining the qualification of, the debenture indenture under the Trust Indenture Act.

The debenture indenture contains provisions permitting us and the debenture trustee, with the consent of the holders of a majority in aggregate principal amount of trust debentures, to amend the debenture indenture in a manner affecting the rights of the holders of trust debentures. However, no such modification may, without the consent of the holders of each outstanding trust debenture so affected:

•
change the stated maturity, or reduce the rate of interest or extend the time of payment of interest thereon except pursuant to our right under the debenture indenture to defer the payment of interest as provided therein (see “—Option to Extend Interest Payment Date”) or reduce amount of premium on the trust debentures or reduce the amount payable on redemption thereof or make the principal of, or interest or premium on, the trust debentures payable in any coin or currency other than that provided in the trust debentures, or impair or affect the right of any holder of trust debentures to institute suit for the payment thereof;

•	modify the provisions of the debenture indenture with respect to the subordination of the trust debentures in a manner adverse to the holders;

•
reduce the percentage of principal amount of trust debentures, the holders of which are required to consent to any such modification of the debenture indenture, or are required to consent to any waiver provided for in the debenture indenture; or

•	modify certain other provisions of the debenture indenture relating to amendments and waivers of holders.

Notwithstanding the foregoing, if the trust debentures are held by the trust, an amendment will not be effective until the holders of a majority in liquidation amount of the trust securities have consented to the amendment. Further, if the consent of the holders of each trust security is required, an amendment will not be effective until each holder of the trust securities has consented to such amendment.

Debenture Events of Default

The debenture indenture provides that any one or more of the following described events with respect to the trust debentures constitute a debenture event of default:

•	failure to pay any interest on the trust debentures or any other debentures when due for 30 days (subject to the deferral of any due date in the case of an Extension Period); or

•
failure to pay any principal or premium, if any, on the trust debentures or any other debentures when due whether at maturity, upon redemption, by declaration of acceleration of maturity or otherwise; or

•
failure to perform, or breach of, any other covenant or warranty of us contained in the indenture for 90 days after written notice to us from the debenture trustee or the holders of at least 25% in aggregate outstanding principal amount of trust debentures; or

•	certain events of our bankruptcy, insolvency or reorganization.

Within five business days after the occurrence of a debenture event of default actually known to the debenture trustee, the debenture trustee must transmit notice of such debenture event of default to the debenture holders, unless such debenture event of default has been cured or waived. The debenture indenture requires the annual filing by us with the debenture trustee of a certificate as to the absence of certain defaults under the indenture.

The holders of a majority in aggregate outstanding principal amount of the trust debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee or to exercise any trust or power conferred upon the debenture trustee under the debenture indenture. If a debenture event of default has occurred and is continuing, the debenture trustee or the holders of not less than 25% in aggregate outstanding principal amount of the trust debentures may declare the principal amount on all trust debentures due and payable immediately upon a debenture event of default and should the debenture trustee or such holders of trust debentures fail to make such declaration, the holders of not less than 25% in aggregate liquidation amount of the preferred securities will have such right. The holders of a majority in aggregate outstanding principal amount of the trust debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the trust debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal of, and premium, if any, due otherwise than by acceleration (with any compounded interest due thereon) has been deposited with the debenture trustee, and should the holders of such trust debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate liquidation amount of the preferred securities will have such right.

Prior to the declaration accelerating the maturity of the trust debentures, the holders of a majority in aggregate outstanding principal amount of the trust debentures may, on behalf of the holders of all the trust debentures, waive any past default or debenture event of default and its consequences, except a default in the payment of principal (or premium, if any) on or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest (and premium, if any) and principal due otherwise than by acceleration has been deposited with the debenture trustee) or a default in respect of a covenant or provision which under the debenture indenture cannot be modified or amended without the consent of the holder of each outstanding trust debenture affected, and should the holders of such trust debentures fail to waive such default, the holders of a majority in aggregate liquidation amount of the preferred securities will have such right.

In case a debenture event of default shall occur and be continuing, the property trustee will have the right to declare the principal of and the interest on such trust debentures and any other amounts payable under the debenture indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such trust debentures.

Enforcement of Certain Rights by Holders of Preferred Securities

If a debenture event of default has occurred and is continuing and is attributable to our failure to pay the principal of (or premium, if any), or interest on the trust debentures on the date such payment is otherwise required, a holder of preferred securities may institute a direct action. We may not amend the debenture indenture to remove the right to bring a direct action without the prior written consent of the holders of all of the preferred securities. Notwithstanding any payments made to a holder of preferred securities by us in connection with a direct action, we will remain obligated to pay the principal of (or premium, if any) or interest on the trust debentures, and we will be subrogated to the rights of the holder of such preferred securities with respect to payments on the preferred securities to the extent of any payments made by us to such holder in any direct action.

The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the trust debentures unless there shall have been an event of default under the trust agreement. See “Description of Preferred Securities—Events of Default; Notice.”

Consolidation, Merger, Sale of Assets and Other Transactions

The debenture indenture provides that we may not consolidate with or merge into any other person or convey, transfer or lease our properties as an entirety or substantially as an entirety to any person, and no person shall consolidate with or merge into us or convey, transfer or lease its properties as an entirety or substantially as an entirety to us, unless:

•
in case we consolidate with or merge into another person or convey, transfer or lease our properties substantially as an entirety to any person, the successor person is organized and existing under the laws of the United States or any State or the District of Columbia, and such successor person expressly assumes our obligations on the trust debentures and the indenture;

•
immediately after giving effect thereto, no debenture event of default, and no event which, after notice or lapse of time or both, would become a debenture event of default, has occurred and is continuing; and

•	certain other procedural conditions prescribed in the debenture indenture are met.

Satisfaction and Discharge

The debenture indenture provides that when, among other things, all trust debentures not previously canceled or delivered to the debenture trustee for cancellation (i) have become due and payable or (ii) will become due and payable at maturity or called for redemption within one year, and we deposit or cause to be deposited with the debenture trustee funds, in trust, for the purpose and in an amount sufficient to pay on the stated maturity date or upon redemption of all the trust debentures not previously delivered to the debenture trustee for cancellation, the principal (and premium, if any) and interest due or to become due on the stated maturity date, or the redemption date, as the case may be, then the debenture indenture will cease to be of further effect (except as to our obligations to pay all other sums due pursuant to the debenture indenture and to provide the officers’ certificates and opinions of counsel described therein), and we will be deemed to have satisfied and discharged the debenture indenture.

Form, Registration and Transfer

If the trust debentures are distributed to the holders of the trust securities, the trust debentures may be represented by one or more global certificates registered in the name of the DTC or its nominee. Under such circumstances, the depositary arrangements for the trust debentures would be expected to be substantially similar to those in effect for the preferred securities. See “Global Trust Preferred Securities.”

Payment and Paying Agents

Payment of principal of (and premium, if any) and interest on trust debentures will be made at the office of the debenture trustee in Wilmington, Delaware or at the office of such paying agent or paying agents as we may designate from time to time, except that at our option payment of any interest may be made, except in the case of trust debentures in global form, (i) by check mailed to the address of the holder of trust debentures as such address shall appear in the register for trust debentures or (ii) by transfer to an account maintained by the holder of trust debentures, provided that proper transfer instructions have been received by the relevant record date. Payment of any interest on any trust debenture will be made to the person in whose name the trust debenture is registered at the close of business on the record date, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; however we will at all times be required to maintain a paying agent in each place of payment for the trust debentures.

Any monies deposited with the debenture trustee or any paying agent for the payment of the principal of (and premium, if any) or interest on any trust debenture and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall, at our request, be repaid to us and the holder of the trust debenture shall thereafter look only to us for payment thereof.

Governing Law

The debenture indenture and the trust debentures will be governed by and construed in accordance with the laws of the State of New York.

Information Concerning the Debenture Trustee

The debenture trustee will be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act of 1939. Subject to such provisions, the debenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of trust debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The debenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it. See “Description of Preferred Securities— Information Concerning the Property Trustee.”

DESCRIPTION OF GUARANTEE

Set forth below is a summary of information concerning the guarantee, which will be executed and delivered by us for the benefit of the holders from time to time of preferred securities. The guarantee will be qualified under the Trust Indenture Act of 1939. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. The following summary is not necessarily complete, and we urge you to read the form of the guarantee agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part, and to the Trust Indenture Act of 1939.

General

We will irrevocably and unconditionally agree to pay in full on a subordinated basis guarantee payments to the holders of the preferred securities, as and when due, regardless of any defense, right of setoff or counterclaim that the trust may have or assert other than the defense of payment. The following payments with respect to the preferred securities, to the extent not paid by or on behalf of the trust, will be subject to the guarantee:

•	any accumulated and unpaid distributions required to be paid on the preferred securities, to the extent that the trust has funds on hand legally available therefor at such time;

•	the applicable redemption price with respect to the preferred securities called for redemption, to the extent that the trust has funds on hand legally available therefor at such time; and

•
upon a voluntary or involuntary dissolution, winding-up or liquidation of the trust (other than in connection with the distribution of the trust debentures to holders of the preferred securities), the lesser of:

•	the liquidation distribution, to the extent the trust has funds legally available therefor at the time; or

•	the amount of assets of the trust remaining available for distribution to holders of preferred securities after satisfaction of liabilities to creditors of the trust as required by applicable law.

We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities, or by causing the trust to pay the amounts to the holders.

The guarantee will be a guarantee of the guarantee payments with respect to the preferred securities from the time of issuance of the preferred securities, but will not apply to distributions and other payments on the preferred securities when the trust does not have sufficient funds legally and immediately available to make such distributions or other payments. Therefore, if we do not make interest payments on the trust debentures held by the property trustee, the trust will not make distributions on the preferred securities. The guarantee is a guarantee of payment, not a guarantee of collection.

The guarantee will rank subordinate and junior in right of payment to all senior indebtedness. See “—Status of the Guarantee.” Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Accordingly, our obligations under the guarantee effectively will be subordinated to all existing and future liabilities of our subsidiaries and all liabilities of any future subsidiaries. Claimants should look only to us for payments under the guarantee. See “Description of Trust Debentures—Subordination.” The guarantee does not limit the incurrence or issuance of other secured or unsecured debt by us or any of our subsidiaries, including senior indebtedness, whether under the debenture indenture, any other indenture that we may enter into in the future or otherwise.

We will, through the guarantee, the trust agreement, the trust debentures and the debenture indenture, taken together, fully, irrevocably and unconditionally guarantee all of the trust’s obligations under the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust’s obligations under the preferred securities. See “Relationship Among the Preferred Securities, the Trust Debenture and the Guarantee.”

Status of the Guarantee

The guarantee will constitute our unsecured obligation and will rank subordinate and junior in right of payment to all of our senior debt in the same manner as the trust debentures. See “Description of Trust Debentures—Subordination.”

The guarantee will rank equally with all other guarantees we issued after the issue date with respect to preferred securities, if any, issued by other trusts. The guarantee will constitute a guarantee of payment and not of collection. The guarantee will be held for the benefit of the holders of the preferred securities. The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution to the holders of the preferred securities of the trust debentures. The guarantee does not place a limitation on the amount of additional debt or obligations that we may incur. The Company anticipates incurring additional senior indebtedness from time to time.

Events of Default

An event of default under the guarantee will occur upon our failure to perform any of our payment or other obligations under the guarantee; provided, however, that with respect to a default other than a default in payment of any guarantee payment, we shall have received notice of such default and shall not have cured such default within 90 days after receipt of such notice. The holders of not less than a majority in liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee.

Any holder of the preferred securities may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

As guarantor, we will be required to file annually with the guarantee trustee a certificate as to whether or not we are in compliance with all of our conditions and covenants under the guarantee.

Amendments and Assignment

Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities (in which case no vote will be required), the guarantee may be amended only with the prior approval of the holders of a majority of the liquidation amount of such outstanding preferred securities. The manner of obtaining any such approval will be as set forth under “Description of Preferred Securities—Voting Rights; Amendment of the Trust Agreement.” All guarantees and agreements contained in the guarantee shall bind our successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the preferred securities then outstanding.

Termination of the Guarantee

The guarantee will terminate and be of no further force and effect upon:

•	full payment of the applicable redemption price of the preferred securities; or

•	upon liquidation of the trust, the full payment of the liquidation distribution or the distribution of the trust debentures to the holders of the preferred securities.

The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee.

Information Concerning the Guarantee Trustee

The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, will undertake to perform only such duties as are specifically set forth in the guarantee and, in case a default with respect to the guarantee has occurred, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee will be under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of the preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

Governing Law

The guarantee will be governed by and construed in accordance with the laws of the State of New York.

RELATIONSHIP AMONG THE PREFERRED SECURITIES,
THE TRUST DEBENTURE AND THE GUARANTEE

Full and Unconditional Guarantee

We irrevocably guarantee payments of distributions and other amounts due on the preferred securities (to the extent the trust has funds on hand legally available for the payment of such distributions) as and to the extent set forth under “Description of Guarantee.” Taken together, our obligations under the trust debentures, the debenture indenture, the trust agreement and the guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust’s obligations under the preferred securities. If and to the extent that we do not make the required payments on the trust debentures, the trust will not have sufficient funds to make the related payments, including distributions, on the preferred securities. The guarantee will not cover any such payment when the trust does not have sufficient funds on hand legally available therefor. In such event, the remedy of a holder of preferred securities is to institute a direct action. Our obligations under the guarantee are subordinate and junior in right of payment to all of our senior indebtedness.

Sufficiency of Payments

As long as payments of interest and other payments are made when due on the trust debentures, these payments will be sufficient to cover distributions and other payments due on the trust securities, primarily because:

•	the aggregate principal amount or prepayment price of the trust debentures is equal to the sum of the liquidation amount or redemption price, as applicable, of the trust securities;

•	the interest rate and interest and other payment dates on the trust debentures will match the distribution rate and distribution and other payment dates for the trust securities;

•	we will pay for all and any costs, expenses and liabilities of the trust except the trust’s obligations to holders of trust securities under such trust securities; and

•	the trust agreement will provide that the trust is not authorized to engage in any activity that is not consistent with the limited purposes thereof.

Notwithstanding anything to the contrary in the debenture indenture, we have the right to set-off any payment we are otherwise required to make under the guarantee with and to the extent we have made, or are concurrently on the date of that payment making, a payment under the guarantee.

Enforcement Rights of Holders of Preferred Securities

A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person or entity.

Limited Purpose of the Trust

The preferred securities represent preferred undivided beneficial interests in the assets of the trust, and the trust exists for the sole purpose of:

•	issuing and selling the trust securities;

•	using the proceeds from the sale of the trust securities to acquire the trust debentures; and

•	engaging in only those other activities necessary, advisable or incidental thereto.

A principal difference between the rights of a holder of a preferred security and a holder of a trust debenture is that a holder of a trust debenture will be entitled to receive from us the principal amount of, and premium, if any, and interest on trust debentures held, while a holder of preferred securities is entitled to receive distributions from the trust (or, in certain circumstances, from us under the guarantee) if and to the extent the trust has funds on hand legally available for the payment of such distributions.

Rights Upon Dissolution

Unless the trust debentures are distributed to holders of the trust securities, upon any voluntary or involuntary dissolution and liquidation of the trust, after satisfaction of liabilities to creditors of the trust as required by applicable law, the holders of the trust securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See “Description of Preferred Securities—Liquidation of the Trust and Distribution of Trust Debentures.” Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the trust debentures, would be a subordinated creditor of ours, subordinated in right of payment to all senior debt as set forth in the debenture indenture, but entitled to receive payment in full of principal, and premium, if any, and interest, before any of our shareholders receive payments or distributions. Since we will be the guarantor under the guarantee and will agree to pay for all costs, expenses and liabilities of the trust (other than the trust’s obligations to the holders of its trust securities), the positions of a holder of preferred securities and a holder of trust debentures relative to other creditors and to our shareholders in the event of our liquidation or bankruptcy are expected to be substantially the same.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Under our articles of incorporation we may issue up to 120,000,000 shares of common stock. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Under our articles of incorporation we may issue up to 20,00,000 shares of preferred stock. No shares of preferred stock or options to purchase preferred stock are currently outstanding. Our Board of Directors has the authority, without further action by the shareholders, to issue up to the maximum authorized number of shares of preferred stock in one or more series. Our Board of Directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The rights, preferences, privileges and restrictions of each series will be fixed by the certificate of designation relating to that series. Any or all of the rights of the preferred stock may be greater than the rights of the common stock.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.

Whenever preferred stock is to be sold pursuant to this prospectus, we will file a prospectus supplement relating to that sale which will specify:

•	the number of shares in the series of preferred stock;

•	the designation for the series of preferred stock by number, letter or title that shall distinguish the series from any other series of preferred stock;

•	the dividend rate, if any, and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the voting rights of that series of preferred stock, if any;

•	any conversion provisions applicable to that series of preferred stock;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	the liquidation preference per share of that series of preferred stock, if any; and

•	the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our Board of Directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Certain Anti-takeover Provisions

Certain provisions in our articles of incorporation and bylaws and our shareholders’ rights plan may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts.

No Written Consent by Shareholders.    Our articles of incorporation provide that any action required or permitted to be taken by our shareholders must be taken at a duly called annual or special meeting of our shareholders. Special meetings of our shareholders may be called only by our board of directors.

Business Combinations under Texas Law.    We are subject to Part Thirteen of the Texas Business Corporation Act (“Part Thirteen”), which became effective on September 1, 1997. Subject to certain exceptions, Part Thirteen prohibits a Texas corporation which is an issuing public corporation from engaging in any business combination with any affiliated shareholder for a period of three years following the date that such shareholder became an affiliated shareholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder; or

•
the business combination is approved by at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder at a meeting of shareholders called not less than six months after the affiliated shareholder’s share acquisition date.

In general, Part Thirteen defines an affiliated shareholder as an entity or person beneficially owning 20% or more of the outstanding voting stock of the issuing public corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Part Thirteen defines a business combination to include, among other similar types of transactions, any merger, share exchange, or conversion of an issuing public corporation involving an affiliated shareholder.

Shareholders’ Rights Plan.    We have adopted a shareholder rights plan. The plan was implemented by declaring a dividend, distributable to shareholders of record on a distribution date, of one right to purchase one one-thousandth of a share of our Junior Participating Preferred Stock for each outstanding share of common stock. The plan provides that each share of common stock outstanding will have attached to it the right to purchase one one-thousandth of a share of preferred stock. The purchase price per one one-thousandth of a preferred share under the plan is $120, subject to adjustment. The rights will be exercisable only if a person or group (i) acquires 15% or more of the common stock or (ii) announces a tender offer that would result in that person or group acquiring 15% or more of the common stock. Once exercisable, and in some circumstances if certain additional conditions are met, the plan allows shareholders (other than the acquiror) to purchase common stock or securities of the acquiror having a then-current market value of two times the exercise price of the right. The rights are redeemable for $0.01 per right (subject to adjustment) at the option of the Board of Directors. The rights will expire on August 27, 2007 unless we redeem the rights prior to that date.

The rights agreement contains rights that have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the Board of Directors. The rights should not interfere with any merger or other business combination approved by the Board of Directors since we may redeem the rights at $0.01 per right prior to the earlier of the time prior to such time as any person has become an acquiring person (as defined in the rights agreement), or August 27, 2007.

Transfer Agent And Registrar

Our common stock is listed on the New York Stock Exchange under the symbol “ACF.” Our transfer agent and registrar of the common stock, as well as the rights agent under our rights plan, is ChaseMellon Shareholder Services, L.L.C.

DESCRIPTION OF THE DEPOSITARY SHARES

The following description of the depositary shares we may offer, together with the additional information included in any prospectus supplements, describes the material terms and provisions of this type of security but is not complete. For a more complete description of the terms of the depositary shares, please refer to the Deposit Agreement relating to the depositary shares and the depositary receipt relating to the preferred stock that is attached to the Deposit Agreement. We have filed those documents with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part.

We will describe in a prospectus supplement the specific terms of any depositary shares we may offer pursuant to this prospectus. If indicated in a prospectus supplement, the terms of such depositary shares may differ from the terms described below.

General

If we elect to offer fractional interests in shares of preferred stock, we will provide for the issuance of receipts for depositary shares to any holder of such fractional interests. Each depositary share will represent fractional interests of preferred stock. We will deposit the shares of preferred stock underlying the depositary shares under a Deposit Agreement between us and a bank or trust company selected by us. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $50 million. The depositary receipts will evidence the depositary shares issued under the Deposit Agreement.

The Deposit Agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts. Each owner of depositary shares will be entitled to all the rights and preferences of the preferred stock underlying the depositary shares in proportion to the applicable fractional interest in the underlying shares of preferred stock. The depositary will issue the depositary receipts to individuals purchasing the fractional interests in shares of the related preferred stock according to the terms of the offering described in a prospectus supplement.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the entitled record holders of depositary shares in proportion to the number of depositary shares that the holder owns on the relevant record date (provided, however, that if we or the depositary is required by law to withhold an amount on account of taxes, then the amount distributed to the holders of depositary shares shall be reduced accordingly). The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The depositary will add the undistributed balance to and treat it as part of the next sum received by the depositary for distribution to holders of depositary shares.

If there is a non-cash distribution, the depositary will distribute property received by it to the entitled record holders of depositary shares, in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the depositary determines, after consultation with us, that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to the holders. The Deposit Agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

Conversion, Exchange and Redemption

If any series of preferred stock underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts representing the shares of preferred stock being converted or exchanged will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

Whenever we redeem or convert shares of preferred stock held by the depositary, the depositary will redeem or convert, at the same time, the number of depositary shares representing the preferred stock to be redeemed or converted. The depositary will redeem the depositary shares from the proceeds it receives from the corresponding redemption of the applicable series of preferred stock. The depositary will mail notice of redemption or conversion to the record holders of the depositary shares which are to be redeemed between 30 and 60 days before the date fixed for redemption or conversion. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share on the applicable series of preferred stock. If less than all the depositary shares are to be redeemed, the depositary will select which shares are to be redeemed by lot on a pro rata basis or by any other equitable method as the depositary may decide.

After the redemption or conversion date, the depositary shares called for redemption or conversion will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption or conversion.

Voting

When the depositary receives notice of a meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the record holders of the depositary shares. Each record holder of depositary shares on the record date may instruct the depositary on how to vote the shares of preferred stock underlying the holder’s depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions. We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

Amendments

We and the depositary may agree at any time to amend the Deposit Agreement and the depositary receipt evidencing the depositary shares. Any amendment that (a) imposes or increases certain fees, taxes or other charges payable by the holders of the depositary shares as described in the Deposit Agreement or that (b) otherwise materially adversely affects any substantial existing rights of holders of depositary shares, will not take effect until such amendment is approved by the holders of at least a majority of the depositary shares then outstanding. Any holder of depositary shares that continues to hold its shares after such amendment has become effective will be deemed to have agreed to the amendment.

Termination

We may direct the depositary to terminate the Deposit Agreement by mailing a notice of termination to holders of depositary shares at least 30 days prior to termination. The depositary may terminate the Deposit Agreement if 90 days have elapsed after the depositary delivered written notice of its election to resign and a successor depositary is not appointed. In addition, the Deposit Agreement will automatically terminate if:

•	the depositary has redeemed all related outstanding depositary shares;

•	all outstanding shares of preferred stock have been converted into or exchanged for common stock; or

•	we have liquidated, terminated or wound up our business and the depositary has distributed the preferred stock of the relevant series to the holders of the related depositary shares.

Payment of Fees and Expenses

We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay taxes and governmental charges and any other charges as are stated in the Deposit Agreement for their accounts.

Resignation and Removal of Depositary

At any time, the depositary may resign by delivering notice to us, and we may remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 90 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Reports and Obligations

The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our articles of incorporation to furnish to the holders of the preferred stock. Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The Deposit Agreement limits our obligations to performance in good faith of the duties stated in the Deposit Agreement. The depositary assumes no obligation and will not be subject to liability under the Deposit Agreement except to perform such obligations as are set forth in the Deposit Agreement without negligence or bad faith. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless the holders of depositary shares requesting us to do so furnish us with a satisfactory indemnity. In performing our obligations, we and the depositary may rely and act upon the advice of our counsel or accountants, on any information provided to us by a person presenting shares for deposit, any holder of a receipt, or any other document believed by us or the depositary to be genuine and to have been signed or presented by the proper party or parties.

DESCRIPTION OF THE WARRANTS

We may issue warrants, including warrants to purchase common stock, preferred stock, debt securities, or any combination of the foregoing. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants will be issued under warrant agreements to be entered into between us and a warrant agent as detailed in the prospectus supplement relating to warrants being offered.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currencies in which the price or prices of the warrants may be payable;

•	the designation, amount, and terms of the offered securities purchasable upon exercise of the warrants;

•	the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of any federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

PLAN OF DISTRIBUTION

We may sell the securities being offered pursuant to this prospectus directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods. The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price, the net proceeds to us, any underwriting discounts and other items constituting underwriters’ compensation, and initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof.

Underwriters, dealers and agents, may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal, at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.

Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the New York Stock Exchange. Any common stock sold pursuant to a prospectus supplement will be eligible for quotation and trading on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange or eligible for quotation and trading on the New York Stock Exchange.

LEGAL MATTERS

Our legal counsel, Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel. Certain legal matters with respect to the trust preferred securities of the trust, the enforceability of the trust agreement and the creation of the trust will be passed upon by Richards, Layton & Finger, special Delaware counsel to us and the trust.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended June 30, 2000 have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at  7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC- 0330. We also file such information with the New York Stock Exchange. Such reports, proxy statements and other information may be read and copies at 30 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the offering of securities under this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement on Form S-3. You will find additional information about us and our securities in the registration statement on Form S-3. All statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed by us with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you be referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities or we terminate this offering:

•
Our Annual Report on Form 10-K for the year ended June 30, 2000 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2000 Annual Meeting of Shareholders);

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

•	Our Current Reports on Form 8-K, dated October 12, 2000, January 5, 2001 and January 12, 2001;

•	The description of the common stock contained in our Form 8-A, dated October 4, 1989; and

•	The description of our preferred stock contained in our Form 8-A12B, dated August 29, 1997.

You may request a copy of these filings at no cost, by writing or telephoning AmeriCredit Corp., 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102, Attention: Daniel E. Berce, Chief Financial Officer, telephone: (817) 302-7000.

67,000,000 Shares

Common Stock

Prospectus Supplement

FRIEDMAN BILLINGS RAMSEY